As confidentially submitted to the Securities and Exchange Commission on April 17, 2025, pursuant to the Jumpstart Our Business Startups Act. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

AMENDMENT NO. 4
to

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________

Beta FinTech Holdings Limited
贝塔金融科技控股有限公司
(Exact name of registrant as specified in its charter)

_________________________

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Beta FinTech Holdings Limited
Rm3326, East Block, China Merchants Tower
168-200 Connaught Road Central, Sheung Wan, Hong Kong
+852 3590 9488
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[•]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

With a Copy to:

Henry Yin, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR 852-3923-1111	Xiaoqin (Sherry) Li, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 212-407-4000	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 260 Vienna, VA 22182 703-919-7285

_________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [•], 2025

[•] Ordinary Shares

Beta FinTech Holdings Limited
贝塔金融科技控股有限公司

This is an initial public offering of the ordinary shares, $0.001 par value per share (“Ordinary Shares”) of Beta FinTech Holdings Limited (the “Company,” “Beta Cayman,” “we,” “us,” or “our”). We are offering on a firm commitment basis our Ordinary Shares. Prior to this offering, there has been no public market for Ordinary Shares. We expect the initial public offering price will be in the range of $[•] to $[•] per Ordinary Share. We have reserved the symbol “BTFT” for purposes of listing our Ordinary Shares on the Nasdaq Capital Market and have applied to list our Ordinary Shares on the Nasdaq Capital Market. This offering is contingent upon us listing our Ordinary Shares on the Nasdaq Capital Market. There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market.

Investors purchasing shares in this offering are purchasing shares of Beta Cayman, a Cayman Islands holding company, rather than the shares of Beta Cayman’s subsidiaries that mainly conduct substantive business operations in Hong Kong. Beta Cayman is not an operating company, but is rather a holding company incorporated in the Cayman Islands. Beta Cayman has no material operations of its own, and conducts substantive business operations through its subsidiaries. Our subsidiaries are controlled by Beta Cayman through equity ownership. For a description of our corporate structure, see “Our History and Structure” beginning on page 47. Investors in this offering may never directly hold any equity interests in Beta Cayman’s subsidiaries.

Investing in Beta Cayman’s Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying Beta Cayman’s Ordinary Shares.

The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Our Ordinary Shares offered in this prospectus are shares of our Cayman Islands holding company, which has no material operations of its own and conducts substantially all of its operations through the operating entities established in Hong Kong. Investors of our Ordinary Shares should be aware that they may never directly hold equity interests in our subsidiaries.

Neither Beta Cayman nor the Company’s subsidiaries (together with Beta Cayman, the “Group” or “our Group”) conduct any business in Mainland China, and our operations are only located in Hong Kong. However, the Group has customers and vendors from Mainland China, and in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in Mainland China may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like Beta Cayman. Such governmental actions, if and when they occur:

•        could result in a material change in our operations and/or the value of our Ordinary Shares;

•        could significantly limit or completely hinder our ability to continue our Group’s operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors; and

•        may cause the value of our Ordinary Shares to significantly decline or be worthless.

We are aware that recently, the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Our Company holds equity interests in its subsidiaries in Hong Kong, British Virgin Islands and USA, and does not operate its business through VIE. However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the Company’s subsidiaries’ daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our Group’s operations and could significantly limit or completely hinder our ability to complete this Offering or cause the value of our Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures and, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application. The Company understands that as of the date of this prospectus, the Group has no operations in Mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in Mainland China, should our Group have any future operations in Mainland China through any subsidiaries in the PRC, and should our Group (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require our Group to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in Mainland China, as well as limit our ability to pay dividends outside of Mainland China, limit our operations in Mainland China, delay or restrict the repatriation of the proceeds from this offering into Mainland China or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in Mainland China entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC or other PRC regulatory agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in Mainland China and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any data processor who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

As advised by our PRC counsel, AllBright Law Offices (Fuzhou), as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities, including the CSRC or the CAC, before listing in the U.S. and to issue our Ordinary Shares to foreign investors, none of the PRC laws and regulations apply to the Group’s business, regardless of whether directly or indirectly via counterparties or other third parties, none of the Group’s previous, current and planned operations with PRC companies subject it to PRC laws and regulations, and the Group is not regulated by any regulator in Mainland China, because (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China; (ii) we and our subsidiaries do not have any operations in Mainland China (although the Group has customers and vendors from Mainland China); (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong and all of our revenues and profits are generated by our subsidiaries in Hong Kong and BVI and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements for the same period; (v) although Beta International Securities Limited (“Beta HK”) may collect and store certain data (including certain personal information) from its clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and Beta HK will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, and the regulations in China regarding illegal collection and use of personal information through mobile applications do not apply to the Group, given that: (a) as of date of this prospectus, Beta HK has in aggregate collected and stored the personal information of less than ten thousand individuals in Mainland China and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data Beta HK has collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, Beta HK has not been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (vi) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

We also understand that Beta Cayman and its subsidiaries are not required to obtain any permissions or approvals from any PRC authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Group or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in Mainland China could change rapidly in the future. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and our Group is required to obtain such permissions or approvals; or (ii) our Group inadvertently concluded that relevant permissions or approvals were not required or that our Group did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our Group’s operations in Hong Kong and our Group’s ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or become worthless.

Furthermore, as more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCAA”) have recently been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”), our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the PRC, because of positions taken by PRC authorities in those jurisdictions (the “Determination”). The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, consistent with the HFCAA and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022 the AHFCAA was enacted which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus, reducing the time before the securities may be prohibited from trading or delisted.” We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to our Group. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess WWC, P.C.’s compliance with applicable professional standards. WWC, P.C. is headquartered in San Mateo, California with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis, with the last inspection in November 2021.

As a holding company, Beta Cayman may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. Beta Cayman has the power and capacity under the laws of the Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to its subsidiaries incorporated in Hong Kong through loans or capital contributions. Beta Cayman’s subsidiaries are permitted under the laws of their jurisdictions to provide funding to Beta Cayman through dividend distributions. If any of Beta Cayman’s subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Beta Cayman. As of the date of this prospectus, the Company’s subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; nor do they maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. During the years ended June 30, 2023 and 2024, Beta Cayman did not declare or pay any dividends or distributions and there were no transfer of assets among Beta Cayman and its subsidiaries. We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from the Company’s subsidiaries by way of dividend payments. See “Dividend Policy” for further details.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Our Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’.”

	Per Share		Total
Initial public offering price	$	[•]	$	[•]
Underwriting discounts and commissions (7%) for sales to investors introduced by the underwriter(1)	$	[•]	$	[•]
Proceeds, before expenses, to us(2)	$	[•]	$	[•]

____________

(1)      We have agreed to pay the underwriters a fee equal to 7% of the gross proceeds of the offering from investors introduced by the underwriters. The calculation above is based on the assumption that all shares sold in this offering were to investors introduced by the underwriters. Proceeds to the Company will be higher if any shares sold in this offering were to investors introduced by us. See “Underwriting” for additional disclosure regarding underwriting compensation payable by us.

(2)      The total estimated expenses related to this offering are set forth in the section entitled “Underwriting — Discounts and Expenses.”

The underwriters are selling [•] Ordinary Shares (or [•] Ordinary Shares if the underwriters exercise their over-allotment option in full) in this offering on a firm commitment basis.

An underwriting discount or spread equal to seven percent (7%) of the offering price. The Registration Statement of which this prospectus is a part also covers the Ordinary Shares issuable upon the exercise thereof. For additional information regarding our arrangement with the underwriters, please see “Underwriting” beginning on page 131.

We have granted the underwriters an option, exercisable for 45 days following the effective date of this prospectus, to purchase up to an additional fifteen percent (15%) of the Ordinary Shares offered in this offering on the same terms to cover over-allotments.

The underwriters expect to deliver the Ordinary Shares against payment in U.S. dollars to purchasers on or about [•], 2025.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Cathay Securities, Inc.

Prospectus dated [•], 2025

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Unless otherwise indicated, information contained or incorporated by reference in this prospectus concerning our industry, including our general expectations and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily uncertain due to a variety of factors, including those described in “Risk Factors” beginning on page 13 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

For investors outside the United States: We have not done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities described herein and the distribution of this prospectus outside the United States.

Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “Ascent BVI” means Ascent Capital Management Investment Limited, a company incorporated in the British Virgin Islands, and a direct wholly-owned subsidiary of our Company.

•        “Beta HK” means Beta International Securities Limited (貝塔國際證券有限公司), a company incorporated in Hong Kong on October 19, 1990, and an indirect wholly-owned subsidiary of our Company;

•        “Beta BVI” means Beta Capital International Holdings Limited (贝塔资本国际控股有限公司), a company incorporated in the British Virgin Islands, and a direct wholly-owned subsidiary of our Company;

•        “Beta Hengrui” means Beta Hengrui Capital Limited (贝塔衡睿资本有限公司), a company incorporated in the British Virgin Islands, and an indirect wholly-owned subsidiary of our Company;

•        “Beta US” means Beta International (USA) Corp., a company incorporated in Delaware, and an indirect wholly-owned subsidiary of our Company;

•        “Company,” “Beta Cayman,” “our Company,” “we,” “us,” or “our” means Beta FinTech Holdings Limited (贝塔金融科技控股有限公司), incorporated in Cayman Islands with limited liability on August 20, 2024 as an investment holding company;

•        “Group,” “our Group,” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors;

•        “HK$,” “Hong Kong dollars” or “HKD” means the legal currency of Hong Kong;

•        “Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

•        “Ordinary Shares” means the ordinary shares of the Company, par value $0.001 per share;

•        “PRC” or “China” means the People’s Republic of China including Hong Kong and Macau and, excluding, for the purpose of this prospectus, Taiwan;

•        “PRC authorities,” “PRC government” or “PRC regulatory agencies” means the authorities, government or regulatory agencies of Mainland China for the purpose of this prospectus only;

•        “PRC laws” or “PRC laws and regulations” means the laws and regulations of Mainland China for the purpose of this prospectus only;

•        “PRC legal and regulating system” means the legal and regulating system of Mainland China for the purpose of this prospectus only;

•        “PRC policies” are to the policies of Mainland China for the purpose of this prospectus only;

•        “PRC securities laws” means the securities laws of Mainland China for the purpose of this prospectus only;

•        “SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

•        “SFC” means the Securities and Future Commission of Hong Kong;

•        “Securities Act” means the U.S. Securities Act of 1933, as amended, supplemented or modified from time to time;

•        “US$,” “$,” “U.S. dollars” or “USD” means United States dollar(s), the lawful currency of the U.S.; and

•        “U.S.” or “United States” means the United States of America.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our Group’s business is mainly conducted in Hong Kong through our Hong Kong subsidiary, Beta HK, using Hong Kong dollars, the currency of Hong Kong. We also conduct limited business through our BVI subsidiary, Beta BVI, using U.S. dollars, the currency of the United States. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of Hong Kong dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors” before deciding whether to buy our Ordinary Shares. This prospectus contains certain estimates and information from an industry report commissioned by us and prepared by Frost & Sullivan (“Sullivan” and the report, the “Sullivan Report”), an independent market research firm, regarding our industries.

Overview

We, through the operating subsidiaries (mainly Beta HK for the last two fiscal years), are a Hong Kong-based financial services provider.

The service offerings of Beta HK comprises of the following: (i) placing services, (ii) securities dealing and brokerage services, (iii) margin loans and IPO financings, and (iv) underwriting services for U.S. dollar-denominated municipal bonds of PRC companies. Additionally, we provide financial advisory services mostly through Beta BVI.

Our Competitive Strengths

Our management team, composed of seasoned professionals with extensive experience in Hong Kong’s financial services industry, excels in business strategy, compliance, financial oversight, and operations management. The core team, also major shareholders, has five years of IPO placing experience and has successfully placed four IPOs on HKEX in the past fiscal year. We have seen significant growth in our online brokerage services, resulting in increased trade volume and customer accounts. Rising financial literacy and investable assets in Hong Kong have fueled demand for access to major stock markets like the U.S. and HKEX. Our main customers are young, affluent, and highly engaged, with strong potential for personal wealth growth. Effective customer acquisition strategies have led to high retention and engagement rates. Beta INT Securities, the mobile app we use, supported by industry-leading vendors and advanced technology, ensures low latency, high security, and comprehensive market information, enhancing the trading experience. The app’s user-friendly design makes it accessible and easy to use. We also offer reasonable fees to build long-term relationships and trust with clients, reinforcing its brand image.

Our Strategies

We aim to become the leading financial services provider by leveraging our strengths and pursuing several growth strategies. We plan to expand our securities dealing and brokerage market presence to the U.S., where customer demand has surged, with nearly half of brokerage commission income already derived from trades of securities listed on U.S. stock markets. To support this, we have established a U.S. subsidiary, Beta US, with the goal to develop investment banking and broker-dealer services. Additionally, Beta HK intends to broaden its margin loans and IPO financing services, which have seen increased demand since January 2024, by enhancing capital resources and complying with regulatory guidelines. Strengthening placing services in Hong Kong is another focus, with efforts to capitalize on market growth, expand industry networks, and recruit experienced staff. Furthermore, we are developing underwriting services for U.S. dollar-denominated municipal bonds issued by PRC companies, targeting investments in a volatile market with rising interest rates. We are also considering other potential lines of business, and have incorporated Beta Hengrui as our vehicle for such future purposes. By implementing these strategies, we aim to respond to market demands, expand our client base, and drive revenue growth, positioning itself as a leading financial services provider.

Corporate Information

Our principal executive offices are located at 3326, China Merchants Tower, Shun Tak Centre, Central, Hong Kong, and our phone number is +852 3590 9488. We maintain a corporate website at [        ]. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Corporate Structure

The following diagrams illustrate our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this prospectus and immediately upon the completion of this offering, based on a proposed number of [•] Ordinary Shares being offered, assuming no exercise of the underwriters’ over-allotment option. For more details on our corporate history, please refer to “Our History and Structure.”

Pre-IPO

SUN Shaojie
100%
Jieying International Holdings Limited (BVI)
30.26%
XIANG Xianxin
100%
Real Wisdom Capital International Holdings Limited (BVI)
29.37%
GAO Cong
100%
Amazing Genius International Limited (BVI)
20.07%
ZHU Minrui
4.80%
YIN Dachuan
4.50%
WellCell Tech (HK) Co., Limited (02477.HK)
100%
WellCell Tech (HK) Co., Limited (BVI) 經緯天地科技（香港）有限公司
11.00%
Beta FinTech Holdings Limited (1) 贝塔金融科技控股有限公司 (Cayman) (“Beta Cayman”)
100%
Beta Capital International Holdings Limited (2) 贝塔资本国际控股有限公司 (BVI) (“Beta BVI”)
100%
Ascent Capital Management Investment Limited (BVI) (“Ascent BVI”)
100%
Beta International Securities Limited (2) 贝塔国际证券有限公司 (HK) (“Beta HK”)
100%
Beta Hengrui Capital Limited (3) 贝塔衡睿资本有限公司 (BVI) (“Beta Hengrui”)
100%
Beta International (USA) Corp. (4) (Delaware) (“Beta US”)

1. Beta Cayman is the registrant.
2. Beta BVI and Beta HK are our operation entities incorporated in Hong Kong.
3. Beta Hengrui was incorporated for operations but has not yet commenced operations.
4. Beta US was incorporated for operations but has not yet commenced operations.

Post-IPO

SUN Shaojie
XIANG Xianxin
GAO Cong
100%
100%
100%
Jieying International Holdings Limited (BVI)
Real Wisdom Capital International Holdings Limited (BVI)
Amazing Genius International Limited (BVI)
Individual Pre-IPO Shareholders
WellCell Tech (HK) Co., Limited (BVI) 經緯天地科技（香港）有限公司
Public Shareholders
[ ]%
[ ]%
[ ]%
[ ]%
[ ]%
[ ]%
Beta FinTech Holdings Limited (1)
贝塔金融科技控股有限公司
(Cayman)
(“Beta Cayman”)
100%
100%
Beta Capital International Holdings Limited (2)
贝塔资本国际控股有限公司
(BVI)
(“Beta BVI”)
Ascent Capital Management Investment Limited
(BVI)
(“Ascent BVI”)
100%
100%
100%
Beta International Securities Limited (2)
贝塔国际证券有限公司
(HK)
(“Beta HK”)
Beta Hengrui Capital Limited (3)
贝塔衡睿资本有限公司
(BVI)
(“Beta Hengrui”)
Beta International (USA) Corp. (4)
(Delaware)
(“Beta US”)

1. Beta Cayman is the registrant.
2. Beta BVI and Beta HK are our operation entities incorporated in Hong Kong.
3. Beta Hengrui was incorporated for operations but has not yet commenced operations.
4. Beta US was incorporated for operations but has not yet commenced operations.

Transfers of Cash to and From Our Subsidiaries

As part of our cash management policies and procedures, our management monitors the cash position of the Company’s subsidiaries regularly and prepares budgets on a monthly basis to ensure they have the necessary funds to fulfill their obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our chief financial officer and subject to approval by our Board. Other than as discussed above, we did not adopt or maintain any cash management policies or procedures as of the date of this prospectus.

Cash is transferred through our organization in the following manner: (i) funds are transferred to the Company’s subsidiaries from Beta Cayman as needed in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by the Company’s subsidiaries to Beta Cayman.

Beta Cayman has the power and capacity under the laws of the Cayman Islands to provide funding to our subsidiaries in other jurisdictions subject to certain restrictions laid down in the Companies Act (Revised) and memorandum and articles of association of Beta Cayman. Under the Companies Act (Revised), a Cayman Islands company may make a dividend distribution to its shareholders if the directors are satisfied, on reasonable grounds, that such Cayman Islands company will, immediately after the distribution, satisfy the solvency test, meaning that the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

For Beta HK, our major subsidiary, to transfer cash to Beta Cayman, according to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Beta Cayman and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from our business and subsidiaries to Beta Cayman and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our subsidiaries. As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other. Other than the above, we did not adopt or maintain any cash management policies and procedures dictating the amount of such funding or how funds are transferred and our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other, to distribute earnings from our subsidiaries to Beta Cayman and to settle amounts owed under any applicable agreements as of the date of this prospectus.

Since incorporation, Beta Cayman has not declared or paid any dividends or distributions and there has been no transfer of assets among Beta Cayman and its subsidiaries.

We do not expect to pay dividends on our Ordinary Shares and settle amounts owed under our operating structure in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

See “Dividend Policy” for more information.

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

•        The software and technology solutions used for our online application, Beta INT Securities, is provided by and maintained by a third party, and the smooth operation of our business is dependent on the uninterrupted operation of such software and technology solutions. Any disruption of the operations of the software and technology solutions, whether arising out of errors or negligence of such third party or otherwise, may adversely and materially affect our business.

•        It is difficult to predict how the PRC government may implement policy changes on the municipal bonds market.

•        Our IPO placing services in Hong Kong are highly sensitive to economic circumstances, and a weak economy may adversely and materially impact this part of our business.

•        We may fail to obtain and maintain licenses and permits necessary to conduct our operations in Hong Kong, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in Hong Kong.

•        Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

•        Increases in labor costs in the Hong Kong may adversely affect our business and results of operations.

•        Our existing insurance may not sufficiently cover the risks related to our business operation.

Risks Relating to Doing Business in Hong Kong

•        Our operations are mainly in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. (See page 19 of this prospectus).

•        If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. (See page 20 of this prospectus).

•        Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted.

•        The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

Risks Related to Our Corporate Structure

•        Our major shareholders have substantial influence over our Company and his interests may not be aligned with the interests of our other shareholders.

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

•        Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

•        Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

•        You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

•        We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Risks Related to Our Securities and This Offering

•        There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

•        Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

•        The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

•        You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

•        Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

•        We do not intend to pay dividends for the foreseeable future.

•        If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

•        The market price for our Ordinary Shares may be volatile.

•        Volatility in our Ordinary Shares price may subject us to securities litigation.

•        If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a foreign private issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

HOLDING FOREIGN COMPANIES ACCOUNTABLE ACT (the “HFCAA”)

The HFCAA was enacted on December 18, 2020. The HFCAA states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which was enacted on December 23, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years and thus, reducing the time before the securities may be prohibited from trading or delisted. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. The final amendments became effective on January 10, 2022.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with applicable professional standards. WWC, P.C. is headquartered in San Mateo, California and has been inspected by the PCAOB on a regular basis, with the last inspection in November 2021. As of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 Determination Report.

On December 16, 2021, the PCAOB issued a report on its determinations (“Determination Report”) that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor is headquartered in San Mateo, California and did not appear as part of the report and was not listed under its appendix A or appendix B. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s MOF. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in Mainland China and Hong Kong, as required under U.S. law. Under the SOP Agreements the PCAOB shall have independent discretion to select any firms for inspection or investigation and has the unfettered ability to retain any information as needed.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, and voted to vacate the Determination Report. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. However, if the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the SOP, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCAA calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the Company’s offering. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our securities may be prohibited from trading or delisted.”

We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

REGULATORY APPROVAL OF THE PRC

Permission Required from Hong Kong and PRC Authorities

As advised by our Hong Kong counsel, Han Kun Law Offices LLP (“Han Kun”), based on their understanding of the current Hong Kong laws, as of the date of this prospectus, neither we nor our subsidiaries in Hong Kong are required to obtain any permission or approval from the Hong Kong authorities to issue our Ordinary Shares to foreign investors. We are also not required to obtain permissions or approvals from any PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CSRC or the CAC.

As advised by our PRC counsel, AllBright Law Offices (Fuzhou) since the Company and its subsidiaries currently have no operations in the Mainland China, as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities, including the CSRC or the CAC, before listing in the U.S. and to issue our Ordinary Shares to foreign investors, none of the PRC laws and regulations apply to the Group’s business, regardless of whether directly or indirectly via counterparties or other third parties, none of the Group’s previous, current and planned operations with PRC companies subject it to PRC laws and regulations, and the Group is not regulated by any regulator in Mainland China, because (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China; (ii) we and our subsidiaries do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong and all of our revenues and profits are generated by our subsidiaries in Hong Kong and BVI and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements for the same period; (v) although Beta HK may collect and store certain data (including certain personal information) from its clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and Beta HK will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, given that: (a) as of date of this prospectus, Beta HK has in aggregate collected and stored the personal information of less than ten thousand individuals in Mainland China and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data Beta HK has collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, Beta HK has not been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (vi) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

We also understand that the Company’s subsidiaries are not required to obtain any permissions or approvals from any PRC authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

RECENT REGULATORY DEVELOPMENT IN MAINLAND CHINA

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Cybersecurity Review Measures (“Revised Draft”), which required that, among others, in addition to Critical Information Infrastructure Operator (“CIIO”), any Data Processing Operator (“DPO”) controlling personal information of no less than one million users that seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further listed the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&As published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Pursuant to the Regulations on Network Data Security Management promulgated by the CAC on August 30, 2024 and expected to be effective on January 1, 2025, where network data handlers carry out network data processing activities that affect or may affect national security, they shall undergo a national security review in accordance with relevant national regulations. Where it is necessary to provide important data generated or collected by a network data handler during its operation within the territory of the PRC to overseas parties, such provision shall pass the security assessment for data cross-border transmission organized by the state cyberspace administration. A network data handler should identify and declare important data according to relevant state laws, but if such data that has not been identified or publicly announced by the relevant regions or departments as “important data,” no security assessment is required for the cross-border transmission of such data.

Given the nature of the Company’s subsidiaries’ business, we believe this risk is not significant. Our subsidiaries are neither CIIOs nor DPOs as defined in the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on the Company’s subsidiaries’ business, operations or this offering as we do not believe that the Company’s subsidiaries are deemed to be operators of critical information infrastructure or data processors controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S. since (i) only Beta HK is incorporated and operating in Hong Kong and the Revised Review Measures remain unclear whether they shall be applicable to a Hong Kong company; (ii) our subsidiaries operate without any subsidiary nor VIE structure in Mainland China; (iii) as of the date of this prospectus, Beta HK has in aggregate collected and stored the personal information of less than ten thousand individuals in Mainland China and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; and (iv) as of the date of this prospectus, the Company’s subsidiaries have not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. Therefore, we believe that the Company’s subsidiaries are not covered by the permission and requirements from the CSRC or the CAC.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated. If the Revised Review Measures are adopted into law in the future and if any of the Company’s subsidiaries is deemed an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, the listing of our Ordinary Shares on U.S. exchanges could be subject to CAC’s cybersecurity review. If we become subject to the CAC or any other governmental agency, we cannot assure you that we will be able to list our Ordinary Shares on U.S. exchanges, or continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of the price of our Ordinary Shares or render them worthless.

Recent PCAOB Developments

Under the AHFCAA, which amended the HFCAA, our Ordinary Shares may be prohibited from being traded on a national exchange if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in November 2021. As of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 Determination Report.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor is headquartered in San Mateo, California, and did not appear as part of the report and was not listed under its appendix A or appendix B.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, consistent with the HFCAA, and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong.

On December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of the applicable years of non-inspection under the HFCAA and relevant regulations, the Ordinary Shares will be delisted and will not be permitted for trading over the counter. Such a delisting or prohibition would substantially impair your ability to sell or purchase the Ordinary Shares, and the risk and uncertainty associated with delisting would have a negative impact on the price of the Ordinary Shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the Ordinary Shares could be adversely affected. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Impact of COVID-19

The COVID-19 outbreak has adversely affected (and a significant outbreak of other infectious diseases could result in an additional widespread health crisis that could adversely affect) the economies and financial markets worldwide, and the business of the Company could be materially and adversely affected by the COVID-19 outbreak and any such other outbreak. Furthermore, our business may be adversely affected if continued concerns relating to COVID-19 continue to restrict travel, or result in the Company’s personnel, vendors and services providers being unavailable to pursue their business objectives free of COVID-19 related restrictions. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including for example new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our ability to pursue our business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

Implications of Our Being an “Emerging Growth Company” and a “Foreign Private Issuer”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our independent registered accounting firm on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our Ordinal Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Securities offered by us	[•] Ordinary Shares
Over-allotment option

We have granted the underwriters an option, exercisable for 45 days from the Effective Date, to purchase up to an aggregate of [•] additional Ordinary Shares at the initial public offering price, less underwriting discounts.

Price per share	We currently estimate that the initial public offering price will be in the range of $[•] to $[•] per share.
Ordinary Shares outstanding prior to completion of this offering	[•] Ordinary Shares See “Description of Share Capital” for more information.
Ordinary Shares outstanding immediately after this offering	[•] Ordinary Shares assuming no exercise of the underwriters’ over-allotment option. [•] Ordinary Shares assuming full exercise of the underwriters’ over-allotment option.
Listing	We have applied to have our Ordinary Shares listed on the Nasdaq Capital Market.
Proposed Ticker symbol	“BTFT”
Transfer Agent	[•]
Use of proceeds	We intend to use the proceeds from this offering to [ ]. See “Use of Proceeds” on page 42 for more information.
Lock-up

All of our directors and officers have agreed, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days after the date of this prospectus. See “Ordinary Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors

The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 13 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

The software and technology solutions used for our online application, Beta INT Securities, is provided by and maintained by a third party, and the smooth operation of our business is dependent on the uninterrupted operation of such software and technology solutions. Any disruption of the operations of the software and technology solutions, whether arising out of errors or negligence of such third party or otherwise, may adversely and materially affect our business.

A key component of our online trading application, Beta INT Securities, is dependent on software and technology solutions provided by third parties, and in the event that such software and technology solutions are disrupted, our business could be adversely and materially affected. For instance, if our third-party provider experiences technical difficulties or fails to maintain the system properly, our customers might face difficulties accessing our services, which could result in delays, loss of customer trust, and potential financial losses. Additionally, any security vulnerabilities or breaches could compromise sensitive customer data, leading to legal liabilities and further damaging our reputation.

Uncertainty with respect to the PRC legal system could affect our potential PRC clients and as a result, our business could be adversely affected.

As almost all of our clients in the placing business and municipal bonds underwriting business are conducted, and a majority of their assets are located, in the PRC, these clients’ operations are governed principally by PRC laws and regulations. The PRC legal system is based on written statutes while prior court decisions can only be cited as reference. Since 1979, the PRC Government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation, foreign exchange and trade, with a view to developing a comprehensive system of commercial law. However, China has not developed a fully integrated legal system and recently enacted laws and regulations that may not sufficiently cover all aspects of economic activities in the PRC.

In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based, in part, on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, our potential PRC clients may not be aware of the its violation of these policies and rules until sometime after the violation. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management’s attention and it may be difficult to obtain a swift and equitable enforcement of laws in the PRC, or the enforcement of judgements by a court of another jurisdiction. These uncertainties relating to the interpretation and implementation of PRC laws and regulations may adversely affect the legal protections and remedies that are available to our potential PRC clients in their operations. As a result, our potential PRC clients may be adversely affected and lack the motive and/or resources to issue bonds overseas.

Our IPO placing services in Hong Kong are highly sensitive to economic circumstances, and a weak economy may adversely and materially impact this part of our business.

Investor confidence may diminish during periods of economic weakness, resulting in decreased demand for new equity offerings and lower subscription rates for IPOs. Furthermore, economic instability often leads to increased market volatility, which can further dissuade potential investors from participating in IPOs. This heightened uncertainty can also negatively impact the valuation of companies seeking to go public, potentially resulting in lower proceeds from IPOs and adversely affecting our profitability.

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

Beta HK, our major operating subsidiary, commenced its business October 19, 1990 and has experienced a period of rapid growth in recent years. Our net revenue grew 1,775% from the fiscal year ended June 30, 2023 to the fiscal year ended June 30, 2024. We anticipate significant continuing growth in the foreseeable future. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate client relationship managers and other employees and manage our relationships with an increasing number of clients. Moreover, as we introduce new financial services or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

Our operating history may not provide an adequate basis to judge our future prospects and results of operations.

Beta HK, our major operating subsidiary, commenced its business October 19, 1990, and it started the securities businesses since 2004. However, we cannot assure you that our efforts to further develop these businesses will be successful. If our stock brokerage business or any other financial service businesses fail to grow, our future growth will be materially and adversely affected. Although we recorded net income for the fiscal year ended June 30, 2024, we cannot assure you that our results of operations will not be adversely affected for the fiscal year ending June 30, 2025 or any future period. Past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by companies in a rapidly evolving and increasingly competitive market in Hong Kong.

The operating entities’ business may rely on a few customers that each account for more than 10% of our total sales. Interruptions in operations in such major clients may have an adverse effect on our business, financial condition, and results of operations.

The operating entities rely on a few customers that each account for more than 10% of our total sales. For the year ended June 30, 2024, three customers accounted for approximately 35%, 24% and 22% of the Company’s total revenue, respectively. For the year ended June 30, 2023, seven customers accounted for approximately 11%, 10%, 10%, 10%, 10%, 10% and 10% of the Company’s total revenue, respectively. For the six months ended December 31, 2024, three customers accounted for approximately 27%, 23% and 13% of the Company’s total revenue, respectively. For the six months ended December 31, 2023, no customer accounted for more than 10% of the Company’s total revenue.

As of June 30, 2024, two customers accounted for approximately 72% and 18% of the Company’s loans to customers balance, respectively. As of June 30, 2023, there were no loans to customers. As of December 31, 2024, three customers accounted for approximately 35%, 18% and 15% of the Company’s loans to customers balance, respectively.

As of June 30, 2024, four customers accounted for approximately 15%, 14%, 14% and 13% of the Company’s payables to customers balance, respectively. As of June 30, 2023, four customers accounted for approximately 18%, 18%, 18% and 18% of the Company’s payables to customers balance, respectively. As of December 31, 2024, two customers accounted for approximately 16% and 12% of the Company’s payables to customers balance, respectively.

Additionally, in 2024, Beta HK recognized all of its revenue under the HK dollar-denominated bonds that it participated underwriting in, from only one borrower, and the three bonds that Beta HK completed underwriting for this borrower were all listed on the MOX.

In view of the above, there is no guarantee that the operating entities will not have a concentration of customers or suppliers in the future. Such customers and third-party suppliers are independent entities with their own operational and financial risks that are beyond the operating entities’ control. If any of these customers or suppliers breach or terminate their contracts with the operating entities, or experience significant disruptions to their operations, the operating entities will be required to find and enter into contracts with one or more customers or suppliers as replacement. It could be costly and time-consuming to find alternative customers and suppliers, and these customers or suppliers may not be available at reasonable terms or at all. As a result, this could harm the operating entities’ business and financial results and result in lost or deferred revenue.

We may fail to obtain and maintain licenses and permits necessary to conduct our operations in Hong Kong, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in Hong Kong.

The laws and regulations governing the financial services industry in Hong Kong are mainly the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO, and its subsidiary legislation. Depending on the type of products and services being offered, financial service providers may be subject to the supervision and scrutiny by different authorities, and may be required to obtain and hold different licenses or permits. See “Regulation” for further details.

We currently hold the following licenses, through Beta HK, from the Securities and Futures Commission of Hong Kong, or the SFC: SFO Type 1 and 4 License, for conducting regulated activities related to dealing and advising on securities. We cannot assure you that we will be able to maintain our existing licenses, qualifications or permits, renew any of them when their current term expires or obtain additional licenses necessary for our future business expansion. Failure to comply with the applicable laws, rules and regulations may result in fines, injunctive orders, deregistration and other penalties, as well as adverse reputational risk, including negative publicity or perception. In extreme cases, we may be hampered or prevented from conducting business in a normal manner and some or all of our licenses may be suspended or revoked. Withdrawal, amendment, revocation or cancellation of any regulatory approval in respect of any part of our activities could cause us to cease conducting a particular regulated activity or change the way in which it is conducted. Furthermore, we have to ensure continuous compliance with all applicable laws, regulations and guidelines, and satisfy the SFC that Beta HK remains fit and proper to be licensed. If there is any change or tightening of the relevant laws, regulations and guidelines, it may materially and adversely affect our business operation. We cannot assure you that we will be able to maintain our qualification to sell private investment fund products or other regulated fund products. Accordingly, our business operations and financial results might be materially and adversely affected.

We may also be subject to regulatory inspections and investigations from time to time. With respect to SFC investigations, we may be subject to secrecy obligations under the SFO whereby we are not permitted to disclose certain information relating to the SFC investigations. Also, unless we are specifically named as the party that is being investigated under the SFC investigation, we generally do not know whether we, any member of our Group, or any of their respective directors or staff or any responsible officer or licensed representative of Beta HK is the subject of the SFC investigations. If the results of the inspections or investigations reveal serious misconduct, the SFC may take disciplinary actions which would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers or licensed representative and/or any of our staff. Any of such disciplinary actions could have an adverse impact on our business operations and financial results.

With respect to our stock brokerage services operation, while we believe that we are not required to obtain additional licenses, we cannot assure you that the SFC or any other regulators do not have additional requirements. In such cases, we may need to cease the provision of such services or obtain the relevant licenses and qualifications.

In addition, if future Hong Kong regulations require that we obtain additional licenses or permits in order to continue to conduct our business operations, there is no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. It is also possible that changes or adverse outcomes of regulatory reviews would restrict the range of services that we are able to offer or the fees that we are able to charge. This could increase our costs of maintaining regulatory compliance. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of high net worth and ultra-high net worth individuals or enterprises that are current or potential clients, is critical to our business. Our reputation and brand is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients. This risk may be heightened during periods when clients are experiencing losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and operating results. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We generated cash flows from operating activities in the amount of $600,959 in the fiscal year ended June 30, 2024, an increase of $2,042,468 compared to cash flows used in operating activities in the amount of $1,441,509 in the fiscal year ended June 30, 2023. In addition, we generated a net income of approximately $1,044,892 during the fiscal year ended June 30, 2024. We cannot assure you that our business model will allow us to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our Group’s development. Inability to collect our commissions from service providers in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and operating results. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure that this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions, or to grow our business substantially. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Our performance and growth depends on our ability to develop an increasing client base and our ability to provide evolving and high-quality services.

Beta HK has spent significant financial resources on agent systems and marketing activities to attract new clients in a cost effective manner, providing satisfactory services on its platform in a timely manner and at favorable price terms. However, the trading needs are evolving as their investment demands change. If we fail to acquire new clients and retain existing clients by offering services that cater to their evolving investment and trading needs, Beta HK may not be able to maintain and continue to grow the trading volume on its platform, thus affecting our income and operating results.

If we fail to retain existing clients, in particular those that have highly frequent transactions, we may see reduced income and operating results.

Our clients may not continue to place or increase their trading orders on Beta HK’s platform if it cannot match the prices offered by other market players or if it fails to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause our clients to lose confidence in us and use Beta HK’s platform less frequently or even stop using Beta HK’s platform altogether, which in turn will materially and adversely affect our performance.

Our income and operating results may be affected by our clients’ trading volume, which fluctuates and is affected by factors beyond our control.

Weaknesses in the markets in which we operate, including economic slowdowns, have historically resulted in reduced trading volumes for us. Declines in market values of securities can result in lower revenues and profitability from transaction execution activities, which can further result in our reduced revenues and profitability.

We are subject to general economic and political conditions in Hong Kong, the PRC and the United States.

Economic and political conditions such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates could positively or negatively impact our revenues and profitability. For example, a trade dispute between China and the United States could negatively impact the performance of the market, which further results in a significant fluctuation of our income and operating results. In particular, our results of operations are closely affected by the macro-economic conditions in Hong Kong. Any deterioration of the economy in Hong Kong, decrease in disposable income of consumers, fear of a recession and decrease in consumer confidence may lead to a reduction in the number of customers that sign up with us, which could materially adversely affect our financial condition and results of operations.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of Xianxin Xiang, our CEO and director, and Shaojie Sun, our director. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we plan to invest significant time and expenses in training our employees, which we expect will increase their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our high net worth clients, resulting in a material adverse effect to our business.

Increases in labor costs in the Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. See “Hong Kong Regulations — Regulations related to employment and labor protection — Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)” for details. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

Our existing insurance may not sufficiently cover the risks related to our business operation.

We maintain business insurance, more precisely for corporations licensed by the SFC and the insurance covers fidelity and crime risks, such as loss of client assets due to theft by employees or other fraudulent acts. However, it does not cover errors and omissions claims or pure unauthorized trading where there is no intent for direct fraud. We also plan to purchase directors and officers liability insurance prior to this offering. While our management believes that we have sufficient insurance coverage for our business operations in line with industry standards and business practices in Hong Kong, and although we may be able to increase our insurance coverage when required, we cannot guarantee that our existing insurance policies will sufficiently cover all potential liabilities or risks associated with our business operations. In the event that our insurance does not or is insufficient to compensate, or should we be unable to effect any insurance, for the losses or damages arising from the potential liabilities, our financial condition and results of operations could be adversely affected.

As a public company, we expect the laws, rules and regulations governing U.S. public companies will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

In the event that our existing insurance coverage is insufficient to indemnify us against all or any losses, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

From early 2020 to mid 2023, the outbreak of the COVID-19 pandemic led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings, and caused significant disruption to worldwide economic activities, including economic activities in Hong Kong. The COVID-19 pandemic outbreak in Hong Kong in early 2022 resulted in temporary pandemic-related lockdowns causing companies in Hong Kong such as Beta HK, as well as Beta HK’s business partners and customers, to implement temporary adjustments to work schedules and travel plans and to implement alternative work arrangements for some employees to work from home and collaborate remotely Beta HK’s employees, who contracted or were suspected of having contracted COVID-19, were required to be quarantined, resulting in disruption to the business of Beta HK. Subsequently, in light of the reduced severity of the COVID-19 pandemic in Hong Kong, Beta HK’s alternative work arrangement was largely abolished. The World Health Organization declared COVID-19 is no longer a global health emergency on May 5, 2023.

As of the date of the prospectus, the Hong Kong government has abolished its entry restrictions and significantly lessened the COVID-19 control measures.

We have witnessed huge market fluctuations in the global capital and financial markets since 2020. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the deterioration of the economic condition of global capital and financial markets due to the continuous COVID-19 control measures, the significant market volatility and declines in general economic activities in Hong Kong and globally, have severely dampened the confidence of customers in the global and Hong Kong’s financial markets and their willingness to conduct fundraising activities in the HKSE, or trade in the secondary market. Given the general slowdown in economic conditions globally and volatility in the capital markets in the post-COVID-19 period, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. Any future impact on our results of operations will depend on, to a large extent, future developments and actions taken by government authorities and other entities to promote economic recovery or prevent future outbreaks of infectious diseases, almost all of which are beyond our control. We will continue to monitor the situation throughout 2025 and beyond closely.

In addition to the impact of COVID-19, we are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Risks Relating to Doing Business in Hong Kong

Our operations are mainly in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Beta Cayman is a holding company, and we conduct our operations mainly in Hong Kong through Beta HK. As at the date of this prospectus, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers. However, due to certain long arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in Mainland China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject to may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are uncertain. In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention; and

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Mainland China-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to achieve compliance, decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

(i)     Risks in relation to cybersecurity review under the Revised Review Measures

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Mainland China-based companies which listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&As published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Pursuant to the Regulations on Network Data Security Management promulgated by the CAC on August 30, 2024 and expected to be effective on January 1, 2025, where network data handlers carry out network data processing activities that affect or may affect national security, they shall undergo a national security review in accordance with relevant national regulations. Where it is necessary to provide important data generated or collected by a network data handler during its operation within the territory of the PRC to overseas parties, such provision shall pass the security assessment for data cross-border transmission organized by the state cyberspace administration. A network data handler should identify and declare important data according to relevant state laws, but if such data that has not been identified or publicly announced by the relevant regions or departments as “important data,” no security assessment is required for the cross-border transmission of such data.

It remains unclear whether a Hong Kong company shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, operations or this offering. As advised by our PRC counsel, AllBright Law Offices (Fuzhou), although Beta HK may collect and store certain data (including certain personal information) from its clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and Beta HK will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, and the regulations in China regarding illegal collection and use of personal information through mobile applications do not apply to the Group, given that: (a) as of date of this prospectus, Beta HK has in aggregate collected and stored the personal information of less than one thousand individuals in Mainland China and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data Beta HK has collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, Beta HK has not been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review. In addition, pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in

Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). If any of our subsidiaries is subject to the Revised Review Measures and is deemed an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Ordinary Shares in the U.S. could be subjected to CAC’s cybersecurity review in the future.

(ii)    Risks in relation to filling procedures and requirements under the Trial Administrative Measures

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted applications for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

As advised by our PRC counsel, AllBright Law Offices (Fuzhou), since the Company and its subsidiaries currently have no operations in the Mainland China, as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including CSRC because (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (ii) we and our subsidiaries do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; and (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong and all of our revenues and profits are generated by our subsidiaries in Hong Kong and BVI and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements for the same period; (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

While we have no current operations in Mainland China, should we have any future operations in Mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in Mainland China, as well as limit our ability to pay dividends outside of Mainland China, limit our operations in Mainland China, delay or restrict the repatriation of the proceeds from this offering into Mainland China or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

We also understand that neither Beta Cayman nor any of our subsidiaries are required to obtain any permissions or approvals from any PRC authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or become worthless.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for this offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong, because our major operations take place in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (the “PDPO” or the “Personal Data (Privacy) Ordinance”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP” or the “Data Protection Principles”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this Offering. However, if we or Beta HK conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Beta HK’s activities may be deemed as provision of securities brokerage services in Mainland China, and thus may subject Beta HK to rectifications.

According to the Regulation on the Supervision and Administration of Securities Companies promulgated by the PRC State Council on July 29, 2014, an overseas securities operating institution shall obtain approval from the securities regulatory authority for operating a securities business or setting up a representative office within Mainland China. The Measures for the Administration of Securities Brokerage Business effected on March 4, 2023, further illustrate that overseas securities operating institutions that carry out activities such as marketing and account opening of overseas securities trading services in Mainland China directly or through their affiliates and cooperative institutions without any approval, may be subject to regulatory warnings, correction orders, condemnation and fines.

As of the date of this prospectus, except as described below, neither Beta Cayman nor its subsidiaries own or control, directly or indirectly, any domestic assets, interests or domestic operating entities in Mainland China and Beta Cayman subsidiaries’ operations are mainly in Hong Kong. Beta HK launched its securities brokerage business online where a minimal portion of its customers are Mainland Chinese nationals who can access Beta HK’s integrated electronic trading platform for securities brokerage from Mainland China. As of December 31, 2024, approximately 8% of Beta HK’s clients in securities brokerage services are in Mainland China. These customers are using their foreign exchange funds and Beta HK will not accept funds from Mainland China nor will they convert such RMB funds into the foreign exchange nor transfer such funds out of Mainland China to the offshore trading accounts opened with Beta HK. Beta HK has never directly or through any affiliated or cooperative institutions in Mainland China engaged in marketing, opened trading accounts, or engaged other activities related to overseas securities brokerage services in Mainland China and Beta HK has never directly or through any such affiliated or cooperative institutions conducted marketing, opened trading accounts or engaged other particular events primarily targeting the Mainland Chinese nationals residing in Mainland China for overseas securities brokerage services in Hong Kong and/or out of Mainland China. Beta HK does not hold any license or permit in relation to providing securities brokerage business in Mainland China. As of the date of this prospectus, although all customers of Beta HK’s underwriting services for U.S. dollar-denominated municipal bonds are PRC companies, these municipal bonds will not be issued in mainland China and our services will not need obtain relevant licenses or permits from relevant PRC regulatory bodies.

As of the date of this prospectus, neither Beta Cayman nor its subsidiaries have received any notifications of any non-compliance of the Regulation on the Supervision and Administration of Securities Companies and the Measures for the Administration of Securities Brokerage Business. However, since a minimal portion of customers are Mainland Chinese nationals and Chinese regulations have not provided clear definition regarding “operating securities business within Mainland China”, we cannot assure you that allowing access to Beta HK’s integrated electronic trading platform for securities brokerage by Mainland Chinese nationals will not be deemed to be operating securities brokerage business in Mainland China, which may subject Beta HK to further inquiries or rectifications. If certain of Beta HK’s activities were deemed by relevant regulators as provision of securities brokerage services in Mainland China, Beta HK will be required to obtain relevant licenses or permits from relevant regulatory bodies, including the CSRC, and failure of obtaining such licenses or permits may subject Beta HK to regulatory actions and penalties, including fines, suspension of parts or all of Beta HK’s operations, and temporary suspension or block of Beta HK’s websites and mobile application in Mainland China. In such cases, Beta HK’s business, and our financial condition, results of operations and prospects may be materially and adversely affected.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities. Currently, our U.S. auditor is inspected by the PCAOB, and we have no operations in Mainland China. However, if there is significant changes to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in Mainland China and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside Mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in Mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in Mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular Mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting Mainland China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in Mainland China-based issuers and summarizing enhanced disclosures the SEC recommends Mainland China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which was enacted on December 23, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus, reducing the time before our Ordinary Shares may be prohibited from trading or delisted. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. The final amendments became effective on January 10, 2022.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, WWC, P.C., is headquartered in San Mateo, California, and did not appear as part of the report under the lists in its appendix A or appendix B.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, consistent with the HFCAA, and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong.

On December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control.

If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of the applicable years of non-inspection under the HFCAA and relevant regulations, the Ordinary Shares will be delisted and will not be permitted for trading over the counter. Such a delisting or prohibition would substantially impair your ability to sell or purchase the Ordinary Shares, and the risk and uncertainty associated with delisting would have a negative impact on the price of the Ordinary Shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the Ordinary Shares could be adversely affected. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While the CSRC, the SEC and the PCAOB have entered into the SOP Agreements regarding the inspection of PCAOB-registered accounting firms in Mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between Mainland China and Hong Kong, or if any component of our auditor’s work papers become located in Mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. On June 22, 2021, the U.S. Senate passed the AHFCAA, enacted on December 23, 2022, amending the HFCAA to require the

SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to our subsidiaries.

Hong Kong is a Special Administrative Region (“SAR”) of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong SAR’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) and the Safeguarding National Security Ordinance could impact our Hong Kong subsidiary, which represents substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. On March 19, 2024, the Legislative Council of Hong Kong passed the Safeguarding National Security bill. The Safeguarding National Security Ordinance (effective on March 23, 2024) was enacted according to the Article 23 of the Basic Law of the Hong Kong Special Administrative Region which stipulates that Hong Kong shall enact laws on its own to prohibit any act of treason, secession, sedition, subversion against the central people’s government, or theft of state secrets. The Safeguarding National Security Ordinance mainly covers five types of offences: treason, insurrection, offences in connection with state secrets and espionage, sabotage endangering national security and related activities, and external interference and organizations engaging in activities endangering national security. It is difficult to predict the full impact of the Hong Kong National Security Law, HKAA and the Safeguarding National Security Ordinance on Hong Kong and companies located in Hong Kong, which represents substantially all of our business. If our subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA or the Safeguarding National Security Ordinance, our business operations, financial position, and results of operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in Mainland China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative, or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The majority of our revenues and expenses are denominated in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Risks Related to Our Corporate Structure

Our major shareholders have substantial influence over our Company and his interests may not be aligned with the interests of our other shareholders.

As of the date of this prospectus, Xianxin Xiang, our Chairman and CEO, Shaojie Sun, our director, and Cong Gao (collectively, “Major Shareholders”), beneficially own an aggregate of approximately 90% of our issued and outstanding Ordinary Shares through their respective special-purpose vehicles. As a result of our Major Shareholders’ collective substantial shareholding, our Major Shareholders have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Our Major Shareholders may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before this offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of June 30, 2024, in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq listing rules.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq listing rules requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq listing rules also requires U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under the Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

To qualify for listing, we will need to meet the pre-tax income standard requirements of having net income of $750,000 in either the last fiscal year or two out of three most recent fiscal years, total shareholders’ equity of above at least $4 million in the most recent fiscal year (on a pro forma basis for the initial public offering), having at least 400 round lot holders, a minimum bid price of $4 per Ordinary Share, a minimum of 1 million publicly-held shares, the market value of publicly held Ordinary Shares of at least $4 million, in addition to meeting the board independence requirement.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Act (Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or Major Shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act)

are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association, to be effective on our listing, may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or (v) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq Capital Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of our Ordinary Shares purchased by investors in the public offering. Once our Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with the Depository Trust Company. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any registration by the directors, as the market transactions will all be conducted through the Depository Trust Company’s systems.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Advance notice of not less than five (5) clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one or more shareholders entitled to vote and present in person or by proxy, representing not less than one-third of all voting power of the Company’s share capital in issue throughout the meeting.

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our Ordinary Shares. We expect to apply for our Ordinary Shares to be listed on the Nasdaq Capital Market. There is no guarantee that our application will be approved by the Nasdaq Capital Market. If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. The public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriter and may bear little or no relationship to the market price for our Ordinary Shares after the public offering. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

When our Ordinary Shares are approved by the Nasdaq Capital Market and begin trading on the Nasdaq Capital Market, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Ordinary Shares may not develop or be sustained.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriter, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of $[•] per share, assuming an initial public offering price of $[•]. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

Future sales of the Company’s Ordinary Shares could reduce the market price of its securities.

Substantial sales of the Company’s Ordinary Shares on the Nasdaq Capital Market may cause the market price of its securities to decline. Sales by us or the Company’s security holders of substantial amounts of the Company’s Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our securities.

The issuance of any additional Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares, may have an adverse effect on the market price of the Company’s Ordinary Shares and will have a dilutive effect on the Company’s existing shareholders and holders of Ordinary Shares.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of [    ] Ordinary Shares is outstanding before the consummation of this offering and [•] Ordinary Shares will be outstanding immediately after the consummation of this offering. The Ordinary Shares outstanding after this offering will be available for sale upon the expiration of the lock-up period ending 180 days after the commencement of sales of the offering, subject to certain restrictions. See “Ordinary Shares Eligible for Future Sale.” Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

•        the perception of U.S. investors and regulators of U.S. listed Hong Kong companies;

•        actual or anticipated fluctuations in our quarterly operating results;

•        changes in financial estimates by securities research analysts;

•        negative publicity, studies or reports;

•        conditions in Hong Kong securities industry;

•        our capability to catch up with the technology innovations in the industry;

•        changes in the economic performance or market valuations of other similar companies;

•        announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•        addition or departure of key personnel;

•        fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar; and

•        general economic or political conditions in Hong Kong, the Untied States and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Our results of operations are subject to fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar.

Exchange rate fluctuations between the U.S. dollar and the Hong Kong dollar, as well as inflation in Hong Kong may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Hong Kong operations, including facilities-related expenses, are incurred in Hong Kong dollars, and personnel-related expenses are expected to be incurred in Hong Kong dollars. Consequently, inflation in Hong Kong will have the effect of increasing the dollar cost of our operations in Hong Kong, unless it is offset on a timely basis by a devaluation of the Hong Kong dollar, as applicable, relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Hong Kong or the rate of devaluation of the Hong Kong dollar, as applicable, against the U.S. dollar. In addition, we are exposed to the risk of fluctuation in the value of the Hong Kong dollar vis-a-vis the U.S. dollar. While the Hong Kong government has continued to pursue a fixed exchange rate policy, with the Hong Kong dollar pegged at approximately HK$7.80 to $1.00, we cannot assure you that such policy will be maintained. Any significant appreciation of the Hong Kong dollar against the U.S. dollar would cause an increase in our Hong Kong dollar expenses, as applicable, as recorded in our

U.S. dollar denominated financial reports, even though the expenses denominated in Hong Kong dollars, as applicable, will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries or areas other than Hong Kong where we operate and do business may also negatively affect our earnings.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a foreign private issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we must maintain a minimum share price of $1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. If we fail to comply with all listing standards applicable to issuers listed on the Nasdaq Capital Market, the Ordinary Shares may be delisted. If the Ordinary Shares are delisted, it could reduce the price of the Ordinary Shares and the levels of liquidity available to our shareholders. In addition, the delisting of the Ordinary Shares could materially and adversely affect our access to the capital markets and any limitation on liquidity or reduction in the price of the Ordinary Shares could materially and adversely affect our ability to raise capital.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Delisting from the Nasdaq Capital Market could also result in other negative consequences, including the potential loss of confidence by our clients, business partners and employees, the loss of institutional investor interest and fewer business development opportunities.

We are subject to taxation in multiple jurisdictions. Tax laws in these jurisdictions are often complex and require us to make subjective determinations that may be scrutinized by tax regulators.

We are subject to many different forms of taxation in each of our countries of operation, including income tax, withholding tax, property tax, VAT and other payroll-related taxes. Tax law and administration is complex, subject to change and varying interpretations and often requires us to make subjective determinations. Relevant tax authorities in such jurisdictions may not agree with the determinations that are made or the positions taken by us with respect to the application of tax law. Such disagreements could result in lengthy legal disputes, an increased overall tax rate applicable to us and, ultimately, in the payment of substantial amounts of tax, interest and penalties, which could have a material adverse effect on our business, results of operations and financial condition.

Additional tax expenses could accrue in relation to previous or subsequent tax assessment periods, which are still subject to a pending tax audit or have not been subject to a tax audit yet. Tax authorities in relevant jurisdictions could revise original tax assessments and substantially increase the tax burden (including interest and penalty payments) of the relevant entities. They may have the authority to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. These open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, character, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle. The realization of any of these risks could have a material adverse effect on our business, results of operations and financial condition.

If we or any of our non-U.S. subsidiaries are classified as a passive foreign investment company (“PFIC”), United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

In general, we or any of our non-U.S. subsidiaries will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we or any of our non-U.S. subsidiaries are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we or any of our non-U.S. subsidiaries are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status or the actual PFIC status for any of our non-U.S. subsidiaries for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC or the status of any of our non-U.S. subsidiaries as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our expectations regarding our client base;

•        our relationships with our offline business partners;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        our ability to retain the services of our CEO and CFO, who serve as our key executives;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications including industry data and information from Frost & Sullivan. Statistical data in these publications also include projections based on a number of assumptions. The securities dealing and securities advisory industries in Hong Kong, the United States and greater Asia, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the new and rapidly changing nature of the financial service industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States.

Substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [    ] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Harney Westwood & Riegels, our Cayman Islands counsel, and Han Kun, our Hong Kong counsel, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Han Kun has further advised us that Hong Kong has no treaties or other arrangements providing for reciprocal recognition and enforcement of judgments of courts with the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[•], assuming the underwriters do not exercise their over-allotment option.

We plan to use the net proceeds we receive from this offering for the following purposes:

•        $[•], which is expected to be approximately 56% of the net proceeds, for the updating and improvement of our current product offerings, including to hire more employees and to improve and expand our online trading platform to more markets, and to expand the types of services offered to our customers;

•        $[•], which is expected to be approximately 33% of the net proceeds, for the applications for brokerage licenses to be made to the relevant regulators in the United States and the following Southeast Asian countries: Malaysia, Thailand, and Vietnam. Specifically, the fees and expenses related to obtaining a brokerage license in the United States is about $[•], and the fees and expenses related to obtaining a brokerage license in a Southeast Asian country (either Thailand, Indonesia, or Malaysia), would be about $[•]; and

•        $[•], which is expected to be approximately 11% of the net proceeds, for operating purposes, including as capital required to provide margin financing to customers, and for marketing and business development efforts to increase revenue.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments. To the extent that our actual net proceeds are not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis unless and until we can raise the balance of the funds required through equity or debt financing to fully fund our proposed uses above.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding Company incorporated in the Cayman Islands. We rely principally on dividends from our operating subsidiaries for our cash requirements, including any payment of dividends to our shareholders. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our operating subsidiaries.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our articles of association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024:

•        on an actual basis;

•        on a pro forma basis to reflect [    ]; and

•        on a pro forma as adjusted basis to reflect (1) [    ]; and (2) issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[    ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and the related notes appearing elsewhere in this prospectus.

December 31, 2024
	Actual	Pro forma	Pro forma as adjusted
	$	$	$
Cash

Shareholder’s Equity:

Ordinary Shares, $0.001 par value, 50,000,000 Ordinary Shares authorized, [    ] Ordinary Shares issued and outstanding; [    ] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is not exercised, and [    ] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is exercised in full

Subscription receivable
Additional paid-in capital(1)
Retained earnings
Statutory reserves
Accumulated other comprehensive loss
Total Shareholder’s Equity
Total Capitalization

____________

(1)      Additional paid-in capital reflects the sale of Shares in this offering at an assumed initial public offering price of $[    ] per share, and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We estimate that such net proceeds will be approximately $[    ] million ($[    ] million offering, less underwriting discounts of $[    ] million, and offering expenses of approximately $[    ] million) if the underwriters’ over-allotment option is not exercised, or $[    ] million ($[    ] million offering, less underwriting discounts of [    ] million, and offering expenses of approximately $[    ] million) if the underwriters’ over-allotment option is exercised in full.

A $1.00 increase (decrease) in the assumed initial public offering price of $[    ] per share would increase (decrease) each of additional paid-in capital, total shareholder’s equity and total capitalization by $0.9 million if the underwriters’ over-allotment option is not exercised or $[    ] million if the underwriters’ over-allotment option is exercised in full, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, and estimated expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per share and our net tangible book value per share after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the net tangible book value per share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of December 31, 2024, was $[•], or $[•] per share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per share (as adjusted for the offering) from the initial public offering price per share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

After giving effect to our sale of [•] Ordinary Shares offered in this offering based on an assumed initial public offering price of $[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2024, would have been $[•], or $[•] per outstanding share. This represents an immediate increase in net tangible book value of $[•] per share to the existing shareholders, and an immediate dilution in net tangible book value of $[•] per share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Assumed Initial public offering price per share	$	$
Net tangible book value per share as of December 31, 2024	$	$
Increase in net tangible book value per share attributable to payments by new investors	$	$
Pro forma net tangible book value per share immediately after this offering	$	$
Amount of dilution in net tangible book value per share to new investors in the offering	$	$

The following tables summarize, on a pro forma as adjusted basis as of December 31, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
Over-allotment option not exercised	Number	Percent	Amount	Percent
($ in thousands)
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
Over-allotment option exercised in full	Number	Percent	Amount	Percent
($ in thousands)
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

OUR HISTORY AND STRUCTURE

Our Company was incorporated in the Cayman Islands on August 20, 2024 under the Companies Act as an exempted company limited by shares. Our authorized share capital is currently $50,000 divided into 50,000,000 Ordinary Shares, par value $0.001 each.

Our Company holds equity interests in its subsidiaries in Hong Kong, British Virgin Islands and USA, and does not operate its business through VIE. As of the date of this prospectus, our company does not have any subsidiaries incorporated in Mainland China. Investors are purchasing the Ordinary Shares of the Company, a Cayman Islands holding company, and not in its subsidiaries. As a holding company, the Company may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The subsidiaries’ ability to pay dividends to the Company may be restricted by the debt the subsidiaries incur on their own behalf or the laws and regulations applicable to them.

We are a holding company and do not carry on any operational business activities on our own. Instead, our business is mainly carried out through our operating subsidiaries, Beta HK and Beta BVI. Beta HK is indirectly held by our Company through Beta BVI.

Beta HK was initially incorporated in Hong Kong as a company limited by shares October 19, 1990, with the name Quite Choice Limited, and was initially engaged in the trading business. The company started the securities business in 2004. Beta BVI was incorporated in the British Virgin Islands as a company limited by shares on January 15, 2014. In August 2018, Wonderland International Financial Holdings Cooperation, the precedent of Beta BVI, acquired all outstanding shares of the precedent of Beta HK, with its previous name as Well Honest Securities Limited.

Additionally, we incorporated Beta Hengrui in March 2025 as a subsidiary under Beta BVI, as our vehicle for other potential lines of business that we are currently exploring.

We also own Ascent BVI, which owns Beta US. Ascent BVI is a holding company and Beta US has not started operations yet. Ascent BVI was incorporated in the British Virgin Islands on June 7, 2024. Beta US was incorporated on October 22, 2024 in Delaware, United States, with authorized share capital of 1,000 shares of common stock, par value $0.0001 per share. On December 5, 2024, pursuant to a securities subscription agreement executed between Beta US and Ascent BVI, Beta US issued 100 shares to Ascent BVI. As such, Beta US became a fully-owned subsidiary of Ascent BVI, and an indirect subsidiary of the Company.

The following diagrams illustrate our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this prospectus and immediately upon the completion of this offering, assuming no exercise of the over-allotment option by the underwriters.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

Beta FinTech Holdings Limited (the “Company”) is a company incorporated in Cayman Islands with limited liability on August 20, 2024 as an investment holding company. We through our subsidiary, Beta International Securities Limited (“Beta HK”), a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 (Dealing in Securities) regulated activities and mainly offers securities dealings and brokerage services, underwriting and placing services and other financing services; and Type 4 (Advising on Securities) regulated activities in Hong Kong and mainly offer investment advisory services to customers.

We are a holding company incorporated in the Cayman Islands. Our Ordinary Shares offered in this prospectus are shares of our Cayman Islands holding company. As a holding company with no material operations of our own, we conduct our business through our subsidiaries. We own 100% equity interest of all our subsidiaries including the operating subsidiary in Hong Kong.

In connection with its proposed initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”) discussed under the section of “OUR HISTORY AND STRUCTURE”.

After the Reorganization, the Company, together with its wholly-owned subsidiaries, are effectively controlled by the same controlling shareholder before the Reorganization.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholder controlled all these entities prior to and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. The results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be substantially the same as the results of operations for the period after the date of Reorganization.

Beta HK is a limited liability corporation licensed with the HKSFC (License No.: ABN652) to carry out regulated activities including Type 1 (Dealing in Securities) regulated activities and mainly offers securities dealings and brokerage services, underwriting and placing services and other financing services; and Type 4 (Advising on Securities) regulated activities in Hong Kong and mainly offer investment advisory services to customers. For Type 1 license, Beta HK is acting an exchange participant of the Hong Kong Exchanges and Clearing Limited (“HKEX”) and provides quality securities dealing and brokerage, margin financing, securities custody and nominee services for customers under the Securities and Futures Ordinance. As a licensed securities broker, Beta HK provides a range of financial services, including:

•        Hong Kong stock trading through the internet, mobile app, and customer phone hotline

•        Securities custody and nominee services; providing secure and reliable clearing and settlement procedures

•        Access to debt capital markets

•        Equity capital markets for issuers; offer placing for IPO and other equity placements, and marketing, distribution and pricing of lead-managed and co-managed offerings

•        Margin financing

For Type 4 (advising on securities) regulated activities under the HKSFC, Beta HK is engaged in providing advisory services on the securities trading.

Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Principal Factors Affecting Our Financial Performance

Our consolidated operating results are primarily affected by the following factors:

•        our ability to develop an increasing client base, provide evolving and high-quality services.

Beta HK has spent significant financial resources on agent systems and marketing activities to attract new clients in a cost effective manner, providing satisfactory services on its platform in a timely manner and at favorable price terms. However, the trading needs are evolving as their investment demands change. If we fail to acquire new clients and retain existing clients by offering services that cater to their evolving investment and trading needs, Beta HK may not be able to maintain and continue to grow the trading volume on its platform.

•        our ability to retain existing clients, in particular those that have highly frequent transactions.

Our clients may not continue to place or increase their trading orders on Beta HK’s platform if it cannot match the prices offered by other market players or if it fails to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause our clients to lose confidence in us and use Beta HK’s platform less frequently or even stop using Beta HK’s platform altogether, which in turn will materially and adversely affect our performance.

•        clients’ trading volume, which fluctuates and is affected by factors beyond our control.

Weaknesses in the markets in which we operate, including economic slowdowns, have historically resulted in reduced trading volumes for us. Declines in market values of securities can result in lower revenues and profitability from transaction execution activities, which can further result in our reduced revenues and profitability.

•        general economic and political conditions in Hong Kong, the PRC and the United States.

Economic and political conditions such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates could positively or negatively impact our revenues and profitability. For example, a trade dispute between China and the United States could negatively impact the performance of the market, which further results in a significant fluctuation of our income and operating results. In particular, our results of operations are closely affected by the macro-economic conditions in Hong Kong. Any deterioration of the economy in Hong Kong, decrease in disposable income of consumers, fear of a recession and decrease in consumer confidence may lead to a reduction in the number of customers that sign up with us, which could materially adversely affect our financial condition and results of operations.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the SEC. They include the financial statements of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Critical Accounting Policies, Judgments and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for expected credit losses, interest rate of lease and provision for income tax. Actual results may differ from these estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Loans to customers, net

Loans primarily include margin loans extended to customers, collateralized by customers’ securities and are carried at the amount receivable (at amortized cost) net of allowance for expected credit losses. Collateral is required to be maintained at specified minimum levels, which is larger than the outstanding balance loans, at all times. The Company monitors margin levels and requires customers to provide additional securities as collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company has the right to realize any securities in customers’ account at prevailing market prices in the situation of default.

The Company applies the practical expedient based on collateral maintenance provisions under Accounting Standards Codification (ASC) 326, Financial Instruments — Credit Losses, in estimating an allowance for credit losses for collateral-dependent assets. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. The Company’s policy is to charge off any delinquent margin loans, including the accrued interest on such loans. Accrued interest charged off is recognized as credit loss expense in the consolidated statements of operations and comprehensive income (loss). Customers with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with applicable regulations. The collateral is not reflected in the consolidated financial statements. As of June 30, 2024 and 2023 and December 31, 2024, allowance for expected credit losses was nil resulting from the assessment of credit losses for loans to customers.

Receivables from customers and broker-dealers and clearing organization

Receivables from customers arise from (i) the brokerage transactions of dealing with investment securities for cash customers; and (ii) financial advisory services.

Receivables from broker-dealers and clearing organizations arise from the business of dealing with investment securities. Broker-dealers will require balances to be placed with them in order to proceed the US stock trading orders requested by the customers. Receivables from clearing organization typically represent proceeds receivable on trades that have yet to settle and are usually collected within two business days after the trade date.

In evaluating the collectability of receivables balances, the Company considers specific evidence including the aging of the receivable, the customers’ payment history, its current creditworthiness, its underlying equity securities secured and current and future economic trends.

The receivables from customers, broker-dealers and clearing organizations, such as HKEX, are viewed as past due or delinquent based on the recently payments records. The receivables from customers are generally settled within 3 months from the date of transaction. As of June 30, 2024 and 2023 and December 31, 2024, no receivables from customers and broker-dealers are past due or delinquent based on the repayment history of customers and broker-dealers. As of June 30, 2024 and 2023 and December 31, 2024, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two business days after the trade dates (for both buy and sell).

The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. The receivables are written off after all collection efforts have ceased. As of June 30, 2024 and 2023 and December 31, 2024, the allowance for expected credit losses on receivables from customers, broker-dealers and clearing organizations was nil.

Revenue Recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 requires the Group to (i) identify its contracts with clients, (ii) identify its performance obligations under those contracts, (iii) determine the transaction prices of those contracts, (iv) allocate the transaction prices to its performance obligations in those contracts, and (v) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the client in an amount that reflects the consideration expected in exchange for those goods or services.

The Group has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less. The Group elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

The determination of whether revenues should be reported on a gross or net basis is based on the Group’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or services or to facilitate a sale by a third party. The nature of the promise depends on whether the Group controls the products or services prior to transferring it. When the Group controls the products or services, the promise is to provide and deliver the products or services and revenue is presented gross. When the Group does not control the products or services, the promise is to facilitate the sale and revenue is presented net. To distinguish a promise to provide products or services from a promise to facilitate the sale from a third party, the Group considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Group considers this guidance in conjunction with the terms in its arrangements with both suppliers and customers.

As a practical expedient, the Group elected to expend the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The Group does not offer any credits or discounts, rebates, price concessions or other similar privileges to customers. Due to the nature of services, the Group does not permit refund to customers.

The Company currently generates its revenue from the following main sources:

1.    Securities brokerage commissions and handling fee

The Company acts as an agent to provide securities brokerage services in trades execution on behalf of customers, who are individual customers or corporate customers (such as brokers), in return for securities brokerage commission income. The Company enters into a distinct contract with customers that governs the terms and conditions for securities trade execution, which may be terminated at will in written notice by either the customer or the Company without any termination penalty. The commercial substance of the contract exists when a trade order is placed by the customer through the Company as the customer would have an obligation to pay consideration for its services. Trade execution and clearing services are bundled into a single performance obligation as they are both inputs to the single promise, i.e. security trading, and are not considered separately identifiable. Securities brokerage commission is charged on a fixed commission rate ranging at 0.006% to 0.03% of the transaction amount as quoted by the Company and stipulated in the contracts for trade execution. Hence, the securities brokerage commission is considered variable consideration. The entire securities brokerage commission is allocated to a single performance obligation. Securities brokerage commission is recognized at a point in time when the trades (buy or sell of securities) are executed since the benefit of the service transfers to the customer when the Company completes the order. Commission fees are directly charged from the customer’s account when the transactions are executed by retaining the commission fees from transaction amount before transfer back the residual amount to customers.

Handling fee generated from provision of services such as dividend collection, share subscription services in relation to IPOs services that require the processing and handling of physical certificates or legal documents or accounts that have limited or no activity to individual customers or corporate customers (such as brokers). The Company enters into a distinct contract with customers that governs the terms and conditions for the above-mentioned services, which may be terminated at will in written notice by either the customer or the Company without a termination penalty. The commercial substance of the contract exists when services instruction is placed by the customer to the Company as the customer would have an obligation to pay consideration for its services. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by the Company on behalf of customers. When the Company receives the cash dividend distributed by the securities on behalf of customers, the net dividend after deducting the dividend collection handling fee will be deposited into the customers’ bank account. Dividend collection handling income is charged at fixed percentage of dividend collected and it is considered as variable consideration. New share subscription handling fee is recognized at the point in time when the performance obligation has been satisfied by successfully submitting IPO subscription to banks on behalf of customers. For new share subscription handling fee, the consideration is fixed with no variable consideration for every IPO subscription order. Other handling income charged for handling securities certificates is recognized at the point in time when the performance obligation has been satisfied by successfully processing or transferring of certificates from securities. There is no variable consideration but a fixed charge per instruction. The Company acts as an agent and handling income is directly charged from the customer’s account when the transactions are executed. All handling fees are non-refundable and non-cancellable after execution was performed.

2.    Placing services

The Group acts as placing agent by participating in placing exercises in IPOs or other fundraising activities in HKEX in return for placing commissions and/or fees.

The Company enters into a distinct placing agreement with its customers, generally the securities issuers for the provision of placing services. The placing services are distinct and identified as one performance obligation. The Company provides placing services by using its reasonable best efforts to procure potential subscribers and raise capital for securities issuers. The Company provides no guarantee for the successful procuring of potential investors and will not be penalized for any failed placing activities. The Company has no legal title of the securities for listing. The Company is entitled to placing commission based on fixed percentage of the gross amount of fundraising from the transaction, either IPO or other fundraising activities and is to be received in one lump sum payment at the completion of services as stipulated in the placing agreement. Hence, it is considered as variable consideration. As a result, revenue from providing placing services to customers is recognized at a point in time when the transaction and the performance obligations are completed, which is generally at the completion of an IPO, which is listing on HKEX, or the completion of a placement by client. In the situation of cessation of IPO or other fundraising activities by customers or failure of IPO or other fundraising activities, the Company is not entitled to receive any consideration. The contractual payment terms are typically due no more than 30 days from the completion of transaction. During the years ended June 30, 2024 and 2023 and the six months ended December 31, 2024 and 2023, all placing services have completed and received. No other obligations or follow-up actions are required by the Company after the placing activities have been completed.

3.    Underwriting services

Beta HK acts as an underwriter for the Chinese companies who are seeking to issue the U.S. dollar-denominated municipal bonds in the capital market. Such services include soliciting potential buyers for the Chinese companies and assisting them to successfully issue the bonds in the market.

Beta HK enters into a distinct underwriting agreement with its customers, generally the private entities for issuing of bonds listed on Chongwa (Macao) Financial Asset Exchange Co., Ltd. (“MOX”), or HKEX. The underwriting services are distinct and identified as one performance obligation. Beta HK provides underwriting services by using its reasonable best efforts to procure potential subscribers and raise capital for bond issuers. Beta HK provides no guarantee for the successful procuring of potential investors and will not be penalized for any failed underwriting activities. Beta HK has no legal title of the bonds to be issued. Beta HK is entitled to underwriting commission based on fixed percentage of the gross amount of bond issue and is to be received in one lump sum payment at the completion of services as stipulated in the underwriting agreement. Hence, it is considered as variable consideration. As a result, revenue from underwriting services to customers is recognized at a point in time when the transaction and the performance obligations are completed, which is generally at the completion of successful listing of bonds on MOX or HKEX. In the situation of cessation of bond issue by customers or failure of underwriting service for the fundraising activities, Beta HK is not entitled to receive any consideration. The contractual payment terms are typically due no more than 30 days from the completion of transaction. No other obligations or follow-up actions are required by Beta HK after the underwriting activities have been completed. During the six months ended December 31, 2024, Beta HK completed underwriting services for three bonds successfully listed on MOX and a total consideration of US$412,262 was received and recognized as revenue from underwriting services. During the six months ended December 31, 2023, no such services were provided.

4.    Financial advisory services

Beta BVI acts as a general coordinator and consultant to companies seeking to list on stock exchanges in the U.S., such as NASDAQ or NYSE, and guides its clients through the entire listing process. Such services encompass a broad scope, including selecting and engaging suitable intermediaries such as the potential issuer’s securities and local counsels, auditors, lead underwriters, underwriters’ counsels, printing companies, stock transfer companies, and investor relations firms. Beta BVI also organizes, coordinates, and supervises all intermediaries, according to the client’s listing schedule, to ensure that the listing process remains on track, and helps its clients address and resolve any issues that arise during the listing process. Beta BVI also assists the investment bank in organizing and securing investments in the IPO (collectively, the “financial advisory services”).

Beta BVI enters into distinct financial advisory agreements with its customers, generally the corporate customers pursuing listing on U.S. capital markets, for the provision of financial advisory services. The contracts have either one-year period or without specified expiry date but will be terminated/ended upon the successful listing of the customers. As the advisory services involve a series of tasks which are interrelated and are not separable or distinct as the customers cannot benefit from any standalone task and those tasks are the necessary process to complete performance obligation, i.e. assist customers to be listed on the stock exchanges in the U.S. They are not bundled or combined since every service agreement will be tailor-made based on customers’ needs. Hence, it is impractical to complete the advisory services without those series of tasks mentioned above. The Group concludes that financial advisory services are accounted for as a single performance obligation. Pursuant to the agreements, the service fees are either (i) paid by one lump sum fixed fee upon the completion of performance obligation; or (ii) paid by installments with both (a) fixed portion to be paid in milestones, such as upon entering into the engagement letters, confidential submission of F-1 registration statement and public filing of F-1 registration statement, and (b) variable portion to be paid upon successful listing which is based on certain percentage of the gross proceeds obtained by the customers from the listing. The consideration is non-refundable unless unsuccessful listing by the customers due to non-controllable factors, such as change of regulations. Hence, revenue from providing financial advisory services to customers is recognized at a point in time when the transaction and the performance obligation are completed, i.e. the successful listing of the customers or expiry of contract and the termination is mutually agreed between Beta BVI and its customers. Contract liabilities will be recognized upon receipt of advance payment and transferred to revenue upon completion of performance obligation. During the six months ended December 31, 2024, US$390,905 was received in advance for the advisory services from the customers, US$350,840 was recognized as revenue from financial advisory service upon the completion of performance obligations and the remaining US$40,166 was recognized as contract liabilities as of December 31, 2024 since the services have not yet been completed at period end. While contract liabilities of US$192,103 recognized as of June 30, 2023 was transferred to revenue upon the completion of performance obligation for the six months ended December 31, 2024.

5.    Custodial and other related income

The Company provides custodial service to investment companies to the individual customers in return of a monthly custodial fee and services income. The Company enters a distinct contract with its customers for the provision of custodial and other services. The Company concludes that each monthly custodian and other service is distinct and meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly custodial and other services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The transaction price is variable consideration. The custodial income is charged at higher of approximately 0.2% per annum of the amount of investments under custody or at a fixed fee according to terms specified in the contract. The Company recognizes custodial income on a monthly basis when it satisfies its performance obligations throughout the contract terms based on output method. The amount is not refundable and there is no right of return. There is no contract asset that the Company has the right to consider in exchange for its services that the Company has transferred to its clients. Such right is not conditional on something other than the passage of time.

6.    Interest income

The Company earns interest income primarily from its margin loans or IPO financing offered to customers in relation to the securities brokerage services. The Company enters into a contract with customer upon customer submission of financing application. The Company offers rolling margin loans or IPO financing to individual customers as a principal with its own funding. The transaction price is a variable consideration as interest income is charged at the prevailing interest rate over daily loan principal amount outstanding. Revenue is receivable upon passage of time and recognized over the period that the margin loans or IPO financing are outstanding. During the years ended June 30, 2024 and 2023, the effective interest rate ranges from 4.8% to 18.1% per annum. During the six months ended December 31, 2024 and 2023, the effective interest rate ranges from 4.8% to 12.87% per annum. Interest income is directly charged to the customer’s account at each month end.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Group are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our corporate office lease is included in operating lease right-of-use (ROU) assets, current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract. The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2024 and 2023 and the six months ended December 31, 2024 and 2023, the Company did not have any impairment loss against its operating lease right-of-use assets.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

British Virgin Islands

Ascent BVI and Beta BVI are incorporated in the BVI and are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Beta HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2018/2019, Hong Kong profits tax rates are 8.25% on assessable profits up to HKD2 million (approximately US$255,787), and 16.5% on any part of assessable profits over HKD2 million (approximately US$255,787). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Recently issued accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies and Practices”.

Results of Operations — For the years ended June 30, 2024 and 2023

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated:

	For the years ended June 30,

	2024	2023
	US$	US$
Revenues
Securities brokerage commissions and handling fee	292,727	30,288
Placing services fee	1,900,020	—
Custodial and other service income	127,717	94,931
Interest income from loans to customers – third parties	27,771	—
Interest income from loans to customers – related party	145	—
Total revenues	2,348,380	125,219

Operating expenses
Selling and marketing expenses	105,822	—
Staff costs and employee benefits	697,746	589,087
Legal and professional fees	285,362	39,590
Rent expense	65,182	—
Technology expenses	108,233	174,427
Other general and administrative expenses	107,773	63,367
Total operating expenses	1,370,118	866,471

Income (loss) from operations	978,262	(741,252)

Other income
Bank interest income	233,036	63,384
Other (expense) income, net	(6,299)	53,331
Total other income, net	226,737	116,715
Income (loss) before income tax expenses	1,204,999	(624,537)

Income tax expenses (benefit)	160,107	(110,644)
Net income (loss)	1,044,892	(513,893)

Revenues

For the years ended June 30, 2024 and 2023, we generated our revenues through (1) Securities brokerage commissions and handling fee; (2) placing services fee; (3) custodial and other service income; and (4) interest income from loans to customers. Set out below is a breakdown of our revenue for the years ended June 30, 2024 and 2023:

	For the years ended June 30,
	2024	2023	Fluctuation
	US$	US$	US$	%
Securities brokerage commissions and handling fee	292,727	30,288	262,439	866%
Placing services fee	1,900,020	—	1,900,020	—
Custodial and other service income	127,717	94,931	32,786	35%
Interest income from loans to customers – third parties	27,771	—	27,771	—%
Interest income from loans to customers related party	145	—	145	—%
Total Revenue	2,348,380	125,219	2,223,161	1,775%

Our total revenues increased by US$2,223,161 or 1,775%, from US$125,219 for the year ended June 30, 2023 to US$2,348,380 for the year ended June 30, 2024. The increase was mainly due to the commencement of our placing services and margin loans services from January 2024, which was attributable to 82% (US$1,927,936) of the total revenues for the year ended June 30, 2024 and overall increase in all other revenue streams. Further details were discussed separately below.

Securities brokerage commissions and handling fee

Securities brokerage commissions represented the income from securities brokerage services in trades execution on behalf of customers, who are individual customers or corporate customers (i.e. brokers). Increase in revenues from securities brokerage commissions and handling fee by US$262,439 or 866% from US$30,288 for the year ended June 30, 2023 to US$292,727 for the year ended June 30, 2024 was mainly attributable to the combined effect of (i) the increase in daily trading brokerage income of US$26,057 or 138% which was mainly due to the increase in number of securities transactions by 197 from 1,362 with trading volume of US$300 million in aggregate for the year ended June 30, 2023 to 1,559 with trading volume of US$1,000 million in aggregate for the year ended June 30, 2024; and (ii) brokerage income from the subscription of IPO by the customers of US$221,305 for the year ended June 30, 2024 while there was no such transactions engaged by customers in prior year. During the year ended June 30, 2024, Beta HK upgraded its securities trading system in early 2024 so that customers can perform electronic subscription of IPOs through the Beta INT Securities while previously its customers could only subscribe IPOs via calls. Moreover, the HKEX upgraded its trading system which makes IPOs subscription process easier. As a whole, these improvements enhanced Beta HK customers’ experiences on the subscriptions for IPOs and contributed the growth of Beta HK’s increase in brokerage income from the subscription of IPOs by customers. As Beta HK plans to keep upgrading its securities trading system, we anticipate this revenue stream will keep growing next year.

In order to access Beta HK’s securities dealing and brokerage services, a potential customer will have to first open an account with Beta HK. For the customer onboarding process, see “Business — Securities Dealing and Brokerage Services — Customer Onboarding Process.”

Placing services fee

Placing services represented the placing exercises in IPOs or other fundraising activities performed in HKEX for the customers. In January 2024, Beta HK commenced the placing services. Beta HK’s revenue for the placing services was generally recognized in the same period when the respective placements were completed. During the year ended June 30, 2024, Beta HK successfully assisted four customers in their placings, and received placing services fee from three customers. For these three projects, Beta HK recognized the revenue for the placing services fee of (1) US$559,535 with approximately US$14,388,000 placed by Beta HK at a placing commission rate of 3.9% upon the date of completion of placement in January 2024, (2) US$517,490 with approximately US$17,250,000 placed by Beta HK at a placing commission rate of 3.0% upon the date of completion of placement in January 2024, and (3) US$822,995 with approximately US$16,500,000 placed by Beta HK at a placing commission rate of 5.0% upon the date of completion of placement in April 2024. Subsequent to June 30, 2024, regarding the fourth project, Beta HK inadvertently recognized the revenue of US$128 in August 2024 with approximately US$9,208 placed by Beta HK at placing commission rate of 1.3%, for the placing services completed in May 2024. Due to the minimal amount of placing services, the management considers that no adjustment of revenue was required due to cutoff issue. Subsequent to June 30, 2024, Beta HK also entered into two contracts for placing services of secondary offerings, and both of them were completed as of December 31, 2024. For these two contracts, Beta HK recognized the revenue during the six months ended December 31, 2024, for the placing services fee of US$114,820 with approximately US$9,568,000 placed by Beta HK at a placing commission rate of 1.2%, and for the placing services fee of US$4,518 with approximately US$903,700 placed by Beta HK at a placing commission rate of 0.5% of gross proceed, respectively. We anticipate that the capital market for IPO in Hong Kong will be diminishing and expect that there is a decrease in revenue from placing services in future periods. Beta HK plans to prioritize its core business including its traditional securities brokerage and handling services for Hong Kong stock securities in Hong Kong Capital market, developing securities brokerage and handling services for U.S. listed securities through Beta HK’s partners who have access to NYSE and Nasdaq capital market, underwriting services for U.S. dollar-denominated municipal bonds of PRC companies through our SFO Type 1 license in dealing with securities, as well as the commencement of financial advisory services in August 2024. In the meanwhile, Beta HK intends to continue offering placing services as part of its integrated capital markets solutions. However, Beta HK has been strategically adjusting the scope and focus of these services to align with market conditions and client demand since the first quarter of 2025. Beta HK’s strategic adjustments to the scope and focus of placing services include (1) primarily targeting small-to-medium-sized enterprises and private placements; (2) scaling resources dedicated to placing services proportionally with market activity, with an emphasis on high-quality transactions; and (3) maintaining flexibility to recalibrate its participation in placing services based on regulatory changes, investor sentiment, and IPO pipeline developments in Hong Kong and adjacent markets. These changes align with market conditions and client demand, because (1) demand remains resilient in small-to-medium-sized enterprises and private placements, despite the general slowdown of Hong Kong IPO market; (2) high-quality transactions align with Beta HK’s risk management and profitability criteria; and (3) this approach ensures continuity for existing clients while prudently managing exposure to a volatile IPO landscape.

Custodial and other service income

Custodial and other service income represented the custodial service to investment companies for the custodian of securities on behalf of the customers. The custodial and other service income increase by US$32,786 or 35% from US$94,931 for the year ended June 30, 2023 to US$127,717 for the year ended June 30, 2024 was mainly due to the increase in custodial transactions.

All customers of such custodial and other services are among Beta HK’s customers for securities brokerage commissions and handling services. Beta HK does not particularly set up standard to screen the customers to provide such custodial and other services.

Interest income from loans to customers

Interest income represented the margin loans granted to the individual customers for their trading of securities since January 2024 in which our subsidiary, Beta HK, obtained the license for extending margin loans. Increase in interest income from loans to customers by US$27,916 from nil for the year ended June 30, 2023 to US$27,916 for the year ended June 30, 2024 was mainly due to the commencement of extending margin loans to customers. The maximum margin loans will be granted no more than 50% (ranging 20%-50% in general) of the market value of existing securities being held in Beta HK’s securities system and Beta HK has the right to dispose of the existing securities in case of default in margin loans. Before granting the margin loans to customers, Beta HK’s assesses the creditability of the customers by taking into account of various factors including (i) the amount of existing securities being held through Beta HK’s securities system; (ii) the existing securities being held listed in the main board of HKEX; (iii) requiring the customer to have trading record at least one month in Beta HK; and (iv) the credit rating of the stock securities being held by the customers in Beta HK.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotion expenses. During the years ended June 30, 2024 and 2023, we incurred selling and marketing expenses totaling US$105,822 and nil, respectively. The increase in selling and marketing expenses by US$105,822 was attributable to the newly signed one-year marketing service promotion agreement from January 25, 2024 to January 24, 2025 at a total consideration of approximately US$243,000 with an independent third party for promoting Beta HK’s services in various social media and social platform for Beta HK’s brand name, products and services. During the year ended June 30, 2024, US$121,521 was paid and US$105,822 was incurred and recognized as selling and marketing expense ratably over time. The remaining amount of US$15,699 was recognized as prepaid expenses as of June 30, 2024 and will be charged to selling and marketing expense in the following year once incurred and we expect to incur all the remaining costs associated with this agreement during the year ending June 30, 2025. There was no such expenditure during the year June 30, 2023. The remaining unpaid amount of US$121,479 which is associated with this one-year marketing service promotion agreement will be debited to selling and marketing expense once incurred ratably over time subsequent to June 30, 2024. In the future, we expect to incur expenses on marketing lower than the expenses incurred during the year ended June 30, 2024. We are not aware of any trends related to this expense category.

General and administrative expenses

For the years ended June 30, 2024 and 2023, general and administrative expenses mainly consist of staff costs and employee benefits, legal and professional fees, rent expense, technology expense and other miscellaneous administrative expenses.

The following table sets forth a breakdown of our general and administrative expenses for the years ended June 30, 2024 and 2023:

	For the years ended June 30,
	2024	2023	Fluctuation
	US$	US$	US$	%
Staff costs and employee benefits	697,746	589,087	108,659	18%
Legal and professional fees	285,362	39,590	245,772	621%
Rent expense	65,182	—	65,182	—
Technology expense	108,233	174,427	(66,194)	(38)%
Other general and administrative expenses	107,773	63,367	44,406	70%
	1,264,296	866,471	397,825	46%

Staff costs and employee benefits

Staff costs and employee benefits represented the salaries, bonus, commission and staff welfare paid or payable to the operation team, administrative department and management. Increase in staff costs and employee benefits by US$108,659 or 18% from US$589,087 for the year ended June 30, 2023 to US$697,746 for the year ended June 30, 2024 was mainly attributable to increase salaries by approximately US$115,000 due to a Chief Executive Officer newly joined the Company to cope with the business expansion during the year ended June 30, 2024, leading with a higher staff costs and employee benefits.

Legal and professional fees

Legal and professional fees mainly consist of audit fee, legal fee and professional fee for operation. Increase in legal and professional fees by US$245,772 or 621% from US$39,590 for the year ended June 30, 2023 to US$285,362 for the year ended June 30, 2024 was mainly due to the increase in IT professional fee of US$201,734 for the maintenance cost of the IT trading system launched during the year ended June 30, 2024 while there was no such expense for the year ended June 30, 2023.

Rent expense

During the years ended June 30, 2024 and 2023, we incurred rent expenses totaling US$65,182 and nil, respectively. The increase in rent expenses by US$65,182 was attributable to the newly signed lease agreement commenced in December 2023 with a lease term of two years.

Technology expense

Technology expenses mainly represent of the subscription costs for the future securities IT software. Decrease in technology expenses by US$66,194 or 38% from US$174,427 for the year ended June 30, 2023 to US$108,233 for the year ended June 30, 2024 was mainly attributable to cessation of subscription of future securities IT software since January 2024 due to the termination of such business in prior year.

Other general and administrative expenses

Other general and administrative expenses mainly consist of entertainments, travelling expenses, depreciation, bank charges etc. Increase in other general and administrative expenses by US$44,406 or 70% from US$63,367 for the year ended June 30, 2023 to US$107,773 for the year ended June 30, 2024 was mainly due to increase in entertainments and travelling expense for business purpose by management.

Other Income

Other income mainly consists of interest income from time deposits and management fee income for the years ended June 30, 2024 and 2023. Increase in other income by US$110,022 or 94% from US$116,715 for the year ended June 30, 2023 to US$226,737 for the year ended June 30, 2024 was mainly attributable to (i) increase in bank interest income by US$169,652 or 268% from US$63,384 for the year ended June 30, 2023 to US$233,036 for the year ended June 30, 2024 due to increase in principal amount of fixed deposit placed in the bank; which was partially offset by (ii) decrease in management fee income by US$68,902 due to the one-off management fee from a related party, Wonderland Capital International Holdings, for the year ended June 2023, for the involvement in daily operation of the related party by the Company while there was no such income for the year ended June 30, 2023.

Income tax expenses (benefit)

The following table sets forth a breakdown of income tax expenses (benefit) for the years ended June 30, 2024 and 2023:

	For the years ended June 30,
	2024	2023
	US$	US$
Current year’s provision	—	—
Deferred tax expenses (benefit)	160,107	(110,644)
Income taxes expenses (benefit)	160,107	(110,644)

Provision for income tax expenses (benefit) primarily comprised deferred tax expenses (benefit)

Hong Kong current profits tax arose from the business operations of Beta HK in Hong Kong and their applicable tax rate is 16.5%. From year of assessment commencing on April 1, 2018, Hong Kong profits tax rates are 8.25% on assessable profits on the first HK$2 million and 16.5% on any assessable profits in excess of HK$2 million. Deferred tax benefit arose from the accumulated tax losses which can be utilized against taxable profits and the temporary difference between the carrying amounts and tax bases of assets.

Increase in income tax expenses (benefit) by US$270,751 from income tax benefit of US$110,644 for the year ended June 30, 2023 to income tax expense of US$160,107 for the year ended June 30, 2024 was mainly attributable to (i) the recognition of deferred tax assets of US$110,644 for the net operating losses arising during the year ended June 30, 2023; (ii) utilization of deferred tax assets of US$160,107 recognized in prior year due to taxable profits were generated during the year ended June 30, 2024.

Net income (loss)

Increase in net income (loss) by US$1,558,785 from net loss of US$513,893 for the year ended June 30, 2023 to US$1,044,892 for the year ended June 30, 2024, primarily due to increase in revenues and partially offset by the increase in operating expenses as mentioned above.

Results of Operations — For the six months ended December 31, 2024 and 2023

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated:

	For the six months ended December 31,
	2024	2023
	US$	US$
Revenues
Securities brokerage commissions and handling fee	316,991	25,456
Placing services fee	119,466	—
Underwriting services fee	412,262	—
Custodial and other service income	—	41,822
Financial advisory service income	543,469	—
Interest income from loans to customers – third parties	125,216	1,849
Interest income from loans to customers – related party	1,032	—
Total revenues	1,518,436	69,127

Operating expenses
Selling and marketing expenses	121,999	—
Staff costs and employee benefits	384,548	204,387
Legal and professional fees	596,053	19,249
Rent expense	57,575	10,998
Technology expenses	169,625	61,844
Other general and administrative expenses	27,047	67,653
Total operating expenses	1,356,847	364,131

Profit (Loss) from operations	161,589	(295,004)

Other income
Bank interest income	129,212	81,571
Other income, net	32,094	13
Total other income, net	161,306	81,584
Profit (Loss) before income tax expenses	322,895	(213,420)

Income tax benefit (expenses)	(20,805)	48,927
Net income (loss)	302,090	(164,493)

Revenues

For the six months ended December 31, 2024 and 2023, we generated our revenues through (1) Securities brokerage commissions and handling fee; (2) placing services fee; (3) underwriting services fee; (4) custodial and other service income; (5) financial advisory service income; and (6) interest income from loans to customers. Set out below is a breakdown of our revenue for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2024	2023	Fluctuation
	US$	US$	US$	%
Securities brokerage commissions and handling fee	316,991	25,456	291,535	1,145%
Placing services fee	119,466	—	119,466	N/A
Underwriting services fee	412,262	—	412,262	N/A
Custodial and other service income	—	41,822	(41,822)	(100)%
Financial advisory service income	543,469	—	543,469	N/A
Interest income from loans to customers – third parties	125,216	1,849	123,367	6,672%
Interest income from loans to customers related party	1,032	—	1,032	N/A
Total Revenue	1,518,436	69,127	1,449,309	2,097%

Our total revenues increased by US$1,449,309 or 2,097%, from US$69,127 for the six months ended December 31, 2023 to US$1,518,436 for the six months ended December 31, 2024. The increase was mainly due to the commencement of our placing service and margin loans services from January 2024; financial advisory service from August 2024 and underwriting service from October 2024, which was attributable to 79% (US$1,201,445) of the total revenues for the six months ended December 31, 2024 as well as increase in securities brokerage commissions and handling fee being partially offset by decrease in custodial and other service income. Further details were discussed separately below.

Securities brokerage commissions and handling fee

Securities brokerage commissions represented the income from securities brokerage services in trades execution on behalf of customers, who are individual customers or corporate customers (i.e. brokers). Increase in revenues from securities brokerage commissions and handling fee by US$291,535 or 1,145% from US$25,456 for the six months ended December 31, 2023 to US$316,991 for the six months ended December 31, 2024 was mainly attributable to the combined effect of (i) the increase in daily trading brokerage income of US$238,502 or 1,267% which was mainly due to the increase in number of securities transactions by 6,602 from 343 with trading volume of US$25 million in aggregate for the six months ended December 31, 2023 to 6,945 with trading volume of US$397 million in aggregate for the six months ended December 31, 2024; (ii) brokerage income from the subscription of IPO by the customers of US$9,484 for the six months ended December 31, 2024 while there was no such transactions engaged by customers in prior period; and (iii) increase in handling charge for securities by US$43,549 or 656% for the six months ended December 31, 2024. Furthermore, Beta HK upgraded its securities trading system in early 2024 so that customers can perform electronic subscription of IPOs through the Beta INT Securities mobile application while previously its customers could only subscribe IPOs via calls. Moreover, the HKEX upgraded its trading system which makes IPOs subscription process easier. As a whole, these improvements enhanced Beta HK customers’ experiences on the subscriptions for IPOs and resulted in the growth of Beta HK’s increase in brokerage income from the subscription of IPOs by customers. As Beta HK plans to keep upgrading its securities trading system, we anticipate this revenue stream will keep growing in the foreseeable future.

In order to access Beta HK’s securities dealing and brokerage services, a potential customer will have to first open an account with Beta HK. For the customer onboarding process, see “Business — Securities Dealing and Brokerage Services — Customer Onboarding Process.”

Placing services fee

Placing services represented the placing exercises in IPOs or other fundraising activities performed in HKEX or in the form of bond issue for the customers. In January 2024, Beta HK commenced the placing services. During the six months ended December 31, 2024, Beta HK successfully assisted three customers in their placings, and received placing services fee from these three customers and recognized as revenue for the period. For these three projects, Beta HK received the placing services fee of (1) US$128 with approximately US$9,208 placed by Beta HK at placing commission rate of 1.3% for the placement project completed in August 2024, (2) US$4,518 with approximately US$903,700 placed by Beta HK at a placing commission rate of 0.5% upon the date of completion of placement in September 2024, and (3) US$114,820 with approximately US$9,568,000 placed by Beta HK at a placing commission rate of 1.2% upon the date of completion of placement in November 2024. Subsequent to December 31, 2024, one agreement has been signed with another unrelated third party for a placing service. We anticipate that the capital market for IPO in Hong Kong will be diminishing and expect that there is a decrease in revenue from placing services in future periods. Beta HK plans to prioritize its core business including its traditional securities brokerage and handling services for Hong Kong stock securities in Hong Kong Capital market, developing securities brokerage and handling services for U.S. listed securities through Beta HK’s partners who have access to NYSE and Nasdaq capital market, underwriting services for U.S. dollar-denominated municipal bonds of PRC companies through our SFO Type 1 license in dealing with securities, as well as the commencement of financial advisory services in August 2024. In the meanwhile, Beta HK intends to continue offering placing services as part of its integrated capital markets solutions. However, Beta HK has been strategically adjusting the scope and focus of these services to align with market conditions and client demand since the first quarter of 2025. Beta HK’s strategic adjustments to the scope and focus of placing services include (1) primarily targeting small-to-medium-sized enterprises and private placements; (2) scaling resources dedicated to placing services proportionally with market activity, with an emphasis on high-quality transactions; and (3) maintaining flexibility to recalibrate its participation in placing services based on regulatory changes, investor sentiment, and IPO pipeline developments in Hong Kong and adjacent markets. These changes align with market conditions and client demand, because (1) demand remains resilient in small-to-medium-sized enterprises and private placements, despite the general slowdown of Hong Kong IPO market; (2) high-quality transactions align with Beta HK’s risk management and profitability criteria; and (3) this approach ensures continuity for existing clients while prudently managing exposure to a volatile IPO landscape.

Underwriting services fee

Underwriting services represented the services to soliciting potential buyers for the Chinese companies and assisting them to successfully issue the bonds in the market. During the six months ended December 31, 2024, Beta HK has completed three underwriting services for one customer for three separate bond issuances. First bond issuance was successfully listed on MOX in October 2024 with a gross bond issue proceed of US$67,000,000 at 0.106% of gross bond issue proceed with underwriting commission income of US$71,100. Second bond issuance was successfully listed on MOX in November 2024 with a gross bond issue proceed of US$33,000,000 at 0.164% of gross bond issue proceed with underwriting commission income of US$54,240. Third bond issuance was successfully listed on MOX in December 2024 with a gross bond issue proceed of US$100,000,000 at 0.287% of gross bond issue proceed with underwriting commission income of US$286,922. Subsequent to December 31, 2024, Beta HK entered into another underwriting service agreement with a third unrelated party, a Chinese company, to soliciting potential buyers for bond issuance with a gross bond issue proceed of US$200,000,000 and this underwriting is still undergoing as at the report date.

Custodial and other service income

Custodial and other service income represented the custodial service to investment companies for the custodian of securities on behalf of the customers. The custodial and other service income decrease by US$41,822 or 100% from US$41,822 for the six months ended December 31, 2023 to Nil for the six months ended December 31, 2024 was mainly due to all custodial and related service contracts with customers have been terminated or expired on or before June 30, 2024 without renewal since the Company shifted its related resources to securities brokerage commissions and financial advisory services.

Financial advisory service income

Beta BVI started providing financial advisory services in August 2024. Beta BVI acts as a general coordinator and consultant to companies seeking to list on stock exchanges in the U.S., such as NASDAQ or NYSE, and guides its clients through the entire listing process. Such services encompasses a broad scope, including selecting and engaging suitable intermediaries such as the potential issuer’s securities and local counsels, auditors, lead underwriters, underwriters’ counsels, printing companies, stock transfer companies, and investor relations firms. Beta BVI also organizes, coordinates, and supervises all intermediaries, according to the client’s listing schedule, to ensure that the listing process remains on track, and helps its clients address and resolve any issues that arise during the listing process. Beta BVI also assists the investment bank in organizing and securing investments in the IPO.

The financial advisory service income increases by US$543,469 from Nil for the six months ended December 31, 2023 to US$543,469 for the six months ended December 31, 2024. In May 2024, Beta BVI entered into an agreement with an unrelated third party regarding listing plan for a service fee in cash consideration of US$192,629 (which was received and recognized as contract liabilities of US$192,103 as of June 30, 2024 upon receipt of service fee). The service was completed in September 2024 which was evidenced by the acknowledgement by customers, Beta BVI transferred the contract liabilities to revenue during the six months ended December 31, 2024. In August 2024, Beta BVI entered into another agreement with another unrelated third party regarding a listing plan for a service fee in cash consideration of US$350,840. The service was completed in September 2024 which was evidenced by the customer’s successful listing on Nasdaq. Beta BVI recognized revenue during the six months ended December 31, 2024.

Interest income from loans to customers

Interest income represented the margin loans granted to the individual customers for their trading of securities since January 2024 in which our subsidiary, Beta HK, obtained the license for extending margin loans. Increase in interest income from loans to customers by US$124,399 from US$1,849 for six months ended December 31, 2023 to US$126,248 for the six months ended December 31, 2024 was mainly due to the commencement of extending margin loans to customers. The maximum margin loans will be granted no more than 50% (ranging 20%-50% in general) of the market value of existing securities being held in Beta HK’s securities system and Beta HK has the right to dispose of the existing securities in case of default in margin loans. Before granting the margin loans to customers, Beta HK’s assesses the creditability of the customers by taking into account of various factors including (i) the amount of existing securities being held through Beta HK’s securities system; (ii) the existing securities being held listed in the main board of HKEX; (iii) requiring the customer to have trading record at least one month in Beta HK; and (iv) the credit rating of the stock securities being held by the customers in Beta HK.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotion expenses. The increase in selling and marketing expenses by US$121,999 was attributable to an one-year marketing service promotion agreement from January 25, 2024 to January 24, 2025 entered into at a total consideration of approximately US$243,500 with an independent third party for promoting Beta HK’s services in various social media and social platform for Beta HK’s brand name, products and services, in which the services were incurred and recognized as selling and marketing expense ratably over time. During the year ended June 30, 2024, we prepaid selling and marketing expenses of US$121,500. For the six months ended December 31, 2024, we further paid the remaining selling and marketing expenses totaling US$121,999. During the year ended June 30, 2024 US$105,800 was incurred and recognized as selling and marketing expenses and during the six months ended December 31, 2024 US$121,999 was incurred and recognized as selling and marketing expenses. The remaining amount US$15,781 paid was recognized as prepaid selling and marketing expenses as of December 31, 2024, which expected it will be incurred and recognized as selling and marketing expenses in the second half year of 2025. There was no such expenditure for the six months ended December 31, 2023. In the future, we expect to incur expenses on marketing lower than the expenses incurred during the six months ended December 31, 2024. We are not aware of any trends related to this expense category.

General and administrative expenses

For the six months ended December 31, 2024 and 2023, general and administrative expenses mainly consist of staff costs and employee benefits, legal and professional fees, rent expense, technology expense and other miscellaneous administrative expenses.

The following table sets forth a breakdown of our general and administrative expenses for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2024	2023	Fluctuation
	US$	US$	US$	%
Staff costs and employee benefits	384,548	204,387	180,161	88%
Legal and professional fees	596,053	19,249	576,804	2,997%
Rent expense	57,575	10,998	46,577	424%
Technology expense	169,625	61,844	107,781	174%
Other general and administrative expenses	27,047	67,653	(40,606)	(60)%
	1,234,848	364,131	870,717	239%

Staff costs and employee benefits

Staff costs and employee benefits represented the salaries, bonus, commission and staff welfare paid or payable to the operation team, administrative department and management. Increase in staff costs and employee benefits by US$180,161 or 88% from US$204,387 for the six months ended December 31, 2023 to US$384,548 for the six months ended December 31, 2024 was mainly attributable to (i) increase salaries by approximately US$113,131 due to a Chief Executive Officer newly joined the Company to cope with the business expansion in financial year 2024; and (ii) increase in headcounts during the six months ended December 31, 2024 due to the plan to expand the business scale of the Company.

Legal and professional fees

Legal and professional fees mainly consist of audit fee, legal fee and professional fee for operation. Increase in legal and professional fees by US$576,804 or 2,997% from US$19,249 for the six months ended December 31, 2023 to US$596,053 for the six months ended December 31, 2024 was mainly due to the (i) increase in IT professional fee of US$231,155 for the maintenance cost of the IT trading system launched in 2024 while there was no such expense for the six months ended December 31, 2023; (ii) increase in professional fee of US$218,835 paid to auditor in relation to the Company’s proposed listing on NASDA; and (iii) legal and professional fees paid to lawyer and other parties for the re-organization.

Rent expense

For the six months ended December 31, 2024 and 2023, we incurred rent expenses totaling US$57,575 and US$10,998, respectively. The increase in rent expenses by US$46,577 was attributable to the newly signed lease agreement commenced in December 2023 with a lease term of two years.

Technology expense

Technology expenses mainly represent of the subscription costs for the future securities IT software. Increase in technology expenses by US$107,781 or 174% from US$61,844 for the six months ended December 31, 2023 to US$169,625 for the six months ended December 31, 2024 was mainly attributable to one-off payment for termination of the existing securities IT software agreement since July 2024 due to the change of another new IT software.

Other general and administrative expenses

Other general and administrative expenses mainly consist of entertainment, travelling expenses, depreciation, bank charges etc. Decrease in other general and administrative expenses by US$40,606 or 60% from US$67,653 for the six months ended December 31, 2023 to US$27,047 for the six months ended December 31, 2024 was mainly due to decrease in management fee charged by related companies for administration since all the agreements for supporting the operation were entered into by the Company directly with the third parties rather than centralizing by the related companies resulted in no management fee was charged by related companies during the period.

Other Income

Other income mainly consists of interest income from time deposits for the six months ended December 31, 2024 and 2023. Increase in other income by US$79,722 or 98% from US$81,584 for the six months ended December 31, 2023 to US$161,306 for the six months ended December 31, 2024 was mainly attributable to increase in bank interest income by US$47,641 or 58% from US$81,571 for the six months ended December 31, 2023 to US$129,212 for the six months ended December 31, 2024 due to increase in principal amount of fixed deposit placed in the bank during the six months ended December 31, 2024.

Income tax expenses (benefit)

The following table sets forth a breakdown of income tax benefit for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2024	2023
	US$	US$
Current year’s provision	—	—
Deferred tax expenses (benefit)	20,805	(48,927)
Income taxes expenses (benefit)	20,805	(48,927)

Provision for income tax expenses (benefit) primarily comprises deferred tax benefit.

Hong Kong current profits tax arose from the business operations of Beta HK in Hong Kong and their applicable tax rate is 16.5%. From year of assessment commencing on April 1, 2018, Hong Kong profits tax rates are 8.25% on assessable profits on the first HK$2 million and 16.5% on any assessable profits in excess of HK$2 million. Deferred tax benefit arose from the accumulated tax losses which can be utilized against taxable profits and the temporary difference between the carrying amounts and tax bases of assets. For the six months ended December 31, 2024 deferred tax expenses recognized was US$20,805 and for the six months ended December 31, 2023, deferred tax benefit recognized was US$48,927.

Net income (loss)

Decrease in net loss by US$466,583 from net loss of US$164,493 for the six months ended December 31, 2023 to net income of US$302,090 for the six months ended December 31, 2024, primarily due to increase in operating expenses and partially offset by the increase in revenue as mentioned above.

Liquidity and Capital Resources — As of June 30, 2024 and 2023

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated:

	As of June 30,
	2024	2023
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1,269,472	3,804,344
Restricted cash	7,816,206	6,088,071
Loans to customers, net	1,571,770
Loans to customers – related parties, net	26,900	—
Receivables from:
Customers, net	1,458	26,977
Broker-dealers and clearing organization, net	1,002,775	—
Prepaid expenses and other current assets, net	94,112	23,909
Total current assets	11,782,693	9,943,301
Current liabilities:
Payables to customers	7,763,450	6,084,185
Payables to customers – related parties	2,554	—
Payables to clearing organization	—	3,859
Accrued expenses and other payables	42,721	10,781
Contract liabilities	192,103	—
Lease liabilities – current	92,458	—
Amount due to a related party	—	1,276,112
Total current liabilities	8,093,286	7,374,937

Net working capital	3,689,407	2,568,364

Loans to customers, net

Loans to customers primarily include margin loans extended to customers, collateralized by customers’ securities and are carried at the amount receivable (at amortized cost) net of allowance for expected credit losses. Collateral is required to be maintained at specified minimum levels at all times. The minimum level of collateral required is 20% of the fair market value of existing securities being held. We monitor margin levels and require customers to provide additional securities collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes.

Increase in loans to customers by US$1,571,770 from nil as at June 30, 2023 to US$1,571,770 as at June 30, 2024 was mainly attributable to the commencement of extending margin loans to customers since the license obtained since January 2024.

We apply the practical expedient based on collateral maintenance provisions under Accounting Standards Codification (ASC) 326, Financial Instruments — Credit Losses, in estimating an allowance for credit losses for collateral-dependent assets. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. The Company’s policy is to charge off any delinquent margin loans, including the accrued interest on such loans. Accrued interest charged off is recognized as credit loss expense in the consolidated statements of operations and comprehensive income (loss). Customers with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with applicable regulations. The collateral is not reflected in the consolidated financial statements. As of June 30, 2024 and 2023, allowance for expected credit losses was nil resulting from the assessment of credit losses for loans to customers.

Receivables from customers, broker-dealers and clearing organization

Receivables from customers arise from (i) the brokerage transactions of dealing with investment securities for cash customers; and (ii) financial advisory services. Receivables from broker-dealers and clearing organizations arise from the business of dealing with investment securities. Broker-dealers will require balances to be placed with them in order to proceed the US stock trading orders requested by the customers. Receivables from clearing organization typically represent proceeds receivable on trades that have yet to settle and are usually collected within two business days after the trade date.

Increase in receivables from broker-dealers and clearing organization by US$1,002,775 from nil as at June 30, 2023 to US$1,002,775 as at June 30, 2024 was mainly attributable to expansion of their business to dealing with the U.S. listed securities markets through other brokers with license in trading of U.S. listed securities on behalf of the customers during the year ended June 30, 2024.

In evaluating the collectability of receivables balances, the Company considers specific evidence including the aging of the receivable, the customers’ payment history, its current creditworthiness, its underlying equity securities secured and current and future economic trends.

As of June 30, 2024 and 2023, no receivables from customers and broker-dealers are past due or delinquent based on the repayment history of customers, broker-dealers and clearing organizations. As of June 30, 2024 and 2023, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two business days after the trade execution.

The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. The receivables are written off after all collection efforts have ceased. As of June 30, 2024 and 2023, the allowance for expected credit losses on receivables from customers, broker-dealers and clearing organizations was nil.

Payables to customers

Payables to customers represent payables to the Company’s customer in relation to the securities trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to proceed the trading orders requested by its customers, clearing organization payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers for any forthcoming trades to be requested by customers. Increase in balance by US$1,679,265 or 27.6% from US$6,084,185 as of June 30, 2023 to US$7,763,450 as of June 30, 2024 was mainly due to increase in both number of customers making deposits to the Company and amount deposits made by customers for securities trading due to foreseeable positive outlook for both Hong Kong and U.S. capital markets.

Contract liabilities

Contract liabilities of US$192,103 as of June 30, 2024 represent advances received from a client in the current year in relation to the provision of consultancy services of reorganization and industry research for intended IPO. The contract liabilities will be recognized as revenue and credited to statement of operation upon completion of performance obligation (i.e. the successful listing of the customers) since there is no right of payment from customers before the completion of service. As of June 30, 2024, the services were under process and recognized the receipt of US$192,103 as contract liabilities. There was no such balance as of June 30, 2023.

Lease liabilities

Lease liabilities mainly related to tenancy of our office premises in Hong Kong. Increase in lease liabilities by US$128,216 from nil as of June 30, 2023 to US$128,216 as at June 30, 2024 was mainly attributable to new lease agreement commenced in December 2023 with a lease term of two years.

Related parties balances

		As of June 30,
Name and relationship	Nature	2024	2023
		US$	US$
Xianxin Xiang – Shareholder and director of the Company	Loans to customers	26,900	—
Beta Information Services Limited – Entity controlled by shareholders of the Group	Prepaid expenses	76,841	—
Xianxin Xiang – Shareholder and director of the Company	Payables to customers	(2,554)	—
Wonderland International Financial Limited – Entity controlled by previous shareholder, Wonderland International Financial Holdings Company	Amount due to related parties	—	1,276,112

Balances with related parties are unsecured and repayable on demand and non-interest bearing of which no interest income was recognized on the funds advanced except for the loans to Xianxin Xiang, director of the Company which bears an interest rate of 4.8% per annum. These balances are non-trade in nature except for the loans to customer and payable to customer.

Liquidity and Capital Resources — As of December 31, 2024 and June 30, 2024

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated:

	As of
	December 31, 2024	June 30, 2024
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1,906,055	1,269,472
Restricted cash	10,983,439	7,816,206
Loans to customers, net	1,556,486	1,571,770
Loans to customers – related parties, net	—	26,900
Receivables from:
Customers, net	287,521	1,458
Broker-dealers and clearing organization, net	1,353,115	1,002,775
Prepaid expenses and other current assets, net	49,124	94,112
Amount due from shareholders	3,827	—
Total current assets	16,139,567	11,782,693
Current liabilities:
Payables to customers	9,072,380	7,763,450
Payables to customers – related parties	2,432	2,554
Payables to clearing organization	3,114,155	—
Accrued expenses and other payables	110,623	42,721
Contract liabilities	40,166	192,103
Lease liabilities – current	78,594	92,458
Total current liabilities	12,418,350	8,093,286

Net working capital	3,721,217	3,689,407

Loans to customers, net

Loans to customers primarily include margin loans extended to customers, collateralized by customers’ securities and are carried at the amount receivable (at amortized cost) net of allowance for expected credit losses. Collateral is required to be maintained at specified minimum levels at all times. The minimum level of collateral required is 20%

of the fair market value of existing securities being held. We monitor margin levels and require customers to provide additional securities collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes.

Decrease in loans to customers by US$15,284 from US$1,571,770 as at June 30, 2024 to US$1,556,486 as at December 31, 2024 was mainly attributable to the repayment from customers for margin loans outweighed the additional margin loans extended during the six months ended December 31, 2024.

We apply the practical expedient based on collateral maintenance provisions under Accounting Standards Codification (ASC) 326, Financial Instruments — Credit Losses, in estimating an allowance for credit losses for collateral-dependent assets. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. The Company’s policy is to charge off any delinquent margin loans, including the accrued interest on such loans. Accrued interest charged off is recognized as credit loss expense in the consolidated statements of operations and comprehensive income (loss). Customers with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with applicable regulations. The collateral is not reflected in the consolidated financial statements. As of December 31, 2024 and June 30, 2024, allowance for expected credit losses was nil resulting from the assessment of credit losses for loans to customers.

Receivables from customers, broker-dealers and clearing organization

Receivables from customers arise from (i) the brokerage transactions of dealing with investment securities for cash customers; and (ii) financial advisory services. Receivables from broker-dealers and clearing organizations arise from the business of dealing with investment securities. Broker-dealers will require balances to be placed with them in order to proceed the US stock trading orders requested by the customers. Receivables from clearing organization typically represent proceeds receivable on trades that have yet to settle and are usually collected within two business days after the trade date.

Increase in receivables from broker-dealers and clearing organization by US$350,340 from US$1,002,775 as at June 30, 2024 to US$1,353,115 as at December 31, 2024 was mainly attributable to expansion of their business to dealing with the U.S. listed securities markets through other brokers with license in trading of U.S. listed securities on behalf of the customers during the six months ended December 31, 2024.

Increase in receivables from customers by US$286,063 from US$1,458 as of June 30, 2024 to US$287,521 as at December 31, 2024 was mainly attributable to the receivable of service fee of US$287,433 from a bond issuer in regard to the service completed in December 2024 and settled in subsequent in January 2025.

In evaluating the collectability of receivables balances, the Company considers specific evidence including the aging of the receivable, the customers’ payment history, its current creditworthiness, its underlying equity securities secured and current and future economic trends.

As of December 31, 2024 and June 30, 2024, no receivables from customers and broker-dealers are past due or delinquent based on the repayment history of customers, broker-dealers and clearing organizations. As of December 31, 2024 and June 30, 2024, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two business days after the trade execution.

The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. The receivables are written off after all collection efforts have ceased. As of December 31, 2024 and June 30, 2024, the allowance for expected credit losses on receivables from customers, broker-dealers and clearing organizations was nil.

Payables to customers

Payables to customers represent payables to the Company’s customer in relation to the securities trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to proceed the trading orders requested by its customers, clearing organization payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers for any forthcoming trades to be requested by customers. Increase in balance by US$1,308,930 or 16.9% from US$7,763,450 as of June 30, 2024 to

US$9,072,380 as of December 31, 2024 was mainly due to increase in both number of customers making deposits to the Company and amount deposits made by customers for securities trading due to foreseeable positive outlook for both Hong Kong and U.S. capital markets for trading of security stocks.

Payables to clearing organization

Payables to clearing organization represent proceeds payables for securities trading per customers’ instructions, for the transfer from the bank accounts of customers’ monies held in trust for the benefit of its customers to the clearing organizations, were made as of December 31, 2024 but the monies were deducted from customers’ monies bank accounts after two business days from the trade date, i.e. after December 31, 2024. Increase in balance by US$3,114,155 or 100% from Nil as of June 30, 2024 to US$3,114,155 as of December 31, 2024 was mainly due to the timing difference for the orders for securities trading place at last two dates of December 31 2024 but the monies were actually deducted from restricted cash on January 2 to 3, 2025.

Contract liabilities

Contract liabilities of US$40,166 as of December 31, 2024 and US$192,103 as of June 30, 2024 represent advances received from a client in the current year in relation to the provision of consultancy services of reorganization and industry research for intended IPO. The contract liabilities will be recognized as revenue and credited to statement of operation upon completion of performance obligation (i.e. the successful listing of the customers) since there is no right of payment from customers before the completion of service. As of December 31, 2024 and June 30, 2024, the services were under process and recognized the receipt of US$40,166 and US$192,103 as contract liabilities.

Lease liabilities

Lease liabilities mainly related to tenancy of our office premises in Hong Kong. Decrease in lease liabilities by US$49,622 from US$128,216 (including the non-current portion) as of June 30, 2024 to US$78,594 as at December 31, 2024 was mainly due to the amortization of lease during the six months ended December 31, 2024.

Related parties balances

Name and relationship	Nature	As of
		December 31, 2024	June 30, 2024
		US$	US$
Xianxin Xiang – Shareholder and director of the Company	Loans to customers	—	26,900
Beta Information Services Limited – Entity controlled by shareholders of the Group	Prepaid expenses	—	76,841
Jieying International Holdings Limited – Shareholder of the Company	Due from shareholder in relation to the operating administrative expenses paid on behalf by the Company	1,651	—
Real Wisdom Capital International Holdings Limited – Shareholder of the Company	Due from shareholder in relation to the operating administrative expenses paid on behalf by the Company	2,176	—
Xianxin Xiang – Shareholder and director of the Company	Payables to customers	(2,432)	(2,554)
Beta Information Services Limited – Entity controlled by shareholders of the Group	Accrued IT consultancy service expense	(38,621)	—

Balances with related parties are unsecured and repayable on demand and non-interest bearing of which no interest income was recognized on the funds advanced except for the loans to Xianxin Xiang, director of the Company which bears an interest rate of 4.8% per annum. These balances are non-trade in nature except for the loans to customer and payable to customer. All balances will be settled by cash before listing.

Cash Flows Analysis — For the years ended June 30, 2024 and 2023

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended June 30,
	2024	2023
	US$	US$
Net cash provided by (used in) operating activities	624,902	(1,441,509)
Net cash used in investing activities	(73,117)	—
Net cash (used in) provided by financing activities	(1,392,852)	18,692
Net change in cash, cash equivalents and restricted cash	(841,067)	(1,422,817)
Cash and cash equivalents and restricted cash at beginning of the year	9,892,415	11,299,673
Net foreign exchange differences	34,330	15,559
Cash and cash equivalents and restricted cash at the end of the year	9,085,678	9,892,415

Cash provided by (used in) operating activities

Our cash inflow from operating activities was principally from receipt of revenues. Our cash outflow in operating activities was principally for payment of staff costs and employee benefits and other operating expenses.

For the year ended June 30, 2024, we had net cash provided by operating activities of US$624,902 mainly arising from net income from our operation of US$1,044,892, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of office equipment of US$700; (ii) amortization of intangible assets of US$13,571; and (iii) deferred tax expense of US$160,107. Changes in operating assets and liabilities mainly include (i) an increase in loans to customers of US$1,596,483 due to the commencement of extending margin loans to customers since the license obtained since January 2024; and (ii) an increase in receivables from brokers-dealers and clearing organizations of US$1,001,403 attributable to expansion of their business to dealing with the U.S. listed securities markets through other brokers with license in trading of U.S. listed securities on behalf of the customers during the year ended June 30, 2024; which was partially offset by (i) increase in payables to customers of US$1,657,729 which was mainly due to increase in both number of customers making deposits to the Company and amount deposits made by customers for securities trading due to foreseeable positive outlook for both Hong Kong and U.S. capital markets; (ii) a decrease in refundable deposits of US$168,453 due to withdrawal of deposit during the year; and (iii) an increase in contract liabilities of US$191,840 due to one-off advances received from a client in the current year in relation to the provision of consultancy services of reorganization and industry research for intended IPO which was still under process as of June 30, 2024.

For the year ended June 30, 2023, we had net cash used in operating activities of US$1,441,509 mainly arising from net loss from our operation of US$513,893, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of depreciation of office equipment of US$3,101 and deferred tax benefit of US$110,644. Changes in operating assets and liabilities mainly include (i) a decrease in payables to customers of US$939,152 due to settlement to customers during the year; partially offset by (ii) a decrease in prepaid expenses and refundable deposit of US$66,614 driven by the utilization of prepayments; and (iii) a decrease in receivables from customers of US$65,624 as a result of settlement from customers during the year.

Cash used in investing activities

Our cash used in investing activities was mainly for the purchase of intangible assets and office equipment.

For the year ended June 30, 2024, net cash used in investing activities was US$73,117 represented (i) the purchase of intangible assets of US$69,063; and (ii) the purchase of office equipment of US$4,054.

For the year ended June 30, 2023, there was no net cash used in investing activities.

Net cash (used in) provided by financing activities

Our cash provided by financing activities was principally represented the fund transfer between the Company and related parties and deferred offering costs.

For the year ended June 30, 2024, net cash used in financing activities of US$1,392,852 consisted of (i) repayment to a related party of US$1,278,937; and (ii) prepaid deferred offering costs of US$113,915.

For the year ended June 30, 2023, net cash provided by financing activities of US$18,692 represented repayment from a related party.

Cash Flows Analysis — For the six months ended December 31, 2024 and 2023

The following table sets forth a summary of our cash flows information for the six months indicated:

	For the six months ended December 31,
	2024	2023
	US$	US$
Net cash provided by operating activities	4,029,037	6,989,668
Net cash used in investing activities	—	(71,700)
Net cash used in financing activities	(282,809)	(1,278,952)
Net change in cash, cash equivalents and restricted cash	3,746,228	5,639,016
Cash and cash equivalents and restricted cash at beginning of the year	9,085,678	9,892,415
Net foreign exchange differences	57,588	37,946
Cash and cash equivalents and restricted cash at the end of the year	12,889,494	15,569,377

Cash provided by operating activities

Our cash inflow from operating activities was principally from receipt of revenues. Our cash outflow in operating activities was principally for payment of staff costs and employee benefits and other operating expenses.

For the six months ended December 31, 2024, we had net cash provided by operating activities of US$4,029,037 mainly arising from net income from our operation of US$302,090, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of office equipment of US$407; (ii) amortization of intangible assets of US$6,207; and (iii) deferred tax assets of US$20,805. Changes in operating assets and liabilities mainly include(i) increase in payables to customers of US$1,265,079 which was mainly due to increase in both number of customers making deposits to the Company and amount deposits made by customers for securities trading due to foreseeable positive outlook for both Hong Kong and U.S. capital markets and (ii) increase in payables to clearing organization of US$3,106,448 which was mainly due to timing difference for the transfer of customers’ monies from restricted cash to clearing organization for security stocks trading; which were partially offset by (i) a decrease in contract liabilities of US$152,463 due to the recognition of revenue outweighed the receipt in the current period; (ii) an increase in receivables from brokers-dealers and clearing organizations of US$344,244 attributable to expansion of their business to dealing with the U.S. listed securities markets through other brokers with license in trading of U.S. listed securities on behalf of the customers during the six months ended December 31, 2024; and (iii) an increase in receivables from customers of US$285,348 attributable to the receivable of service fee of US$287,433 from a bond issuer in regard to the service completed in December 2024.

For the six months ended December 31, 2023, we had net cash provided by operating activities of US$6,989,668 mainly arising from net loss from our operation of US$164,493, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of office equipment of US$295; (ii) amortization of intangible assets of US$2,061; and (iii) deferred tax assets of US$48,927. Changes in operating assets and liabilities mainly include (i) an increase in payables to customers of US$7,074,987 which was mainly due to increase in both number of customers making deposits to the Company and amount deposits made by customers for securities trading due to foreseeable positive outlook for both Hong Kong and U.S. capital markets; and (ii) a decrease in refundable deposits of US$155,222 due to withdrawal of deposit during the six months ended December 31, 2023; partially offset by (i) an increase in receivables from brokers-dealers and clearing organizations of US$43,268 attributable to expansion of their business to dealing with the U.S. listed securities markets through other brokers with license in trading of U.S. listed securities on behalf of the customers during the six months ended December 31, 2023.

Cash used in investing activities

Our cash used in investing activities was mainly for the purchase of intangible assets and office equipment.

For the six months ended December 31, 2024, there was no net cash generated from or used in investing activities.

For the six months ended December 31, 2023, net cash used in investing activities was US$71,700 represented (i) the purchase of intangible assets of US$69,063; and (ii) the purchase of office equipment of US$2,637.

Net cash used in financing activities

Our cash provided by financing activities was principally represented the fund transfer between the Company and related parties and deferred offering costs.

For the six months ended December 31, 2024, net cash used in financing activities of US$282,809 consisted of (i) advance to shareholders of US$3,818; and (ii) prepaid deferred offering costs of US$278,991.

For the six months ended December 31, 2023, net cash used in financing activities of US$1,278,952 represented repayment to a related party.

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of US$1,906,055 and restricted cash of US$10,983,439. To date, we have financed our operations primarily through net cash flow from operations and the financing ability of existing shareholders. We expect to finance our operations and working capital needs in the near future from part of our net proceeds of the initial public offering and cash generated through operations.

We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Commitments

Operating lease commitment as a lessee

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of June 30, 2024 is as follows:

Operating leases
US$
Year ending June 30, 2025	96,697
Year ending June 30, 2026	36,013
Total undiscounted lease obligations	132,710
Less: imputed interest	(4,494)
Lease liabilities recognized in the consolidated balance sheets	128,216

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of December 31, 2024 is as follows:

Operating leases
US$
12 months ending December 31, 2025	80,385
Total undiscounted lease obligations	80,385
Less: imputed interest	(1,791)
Lease liabilities recognized in the unaudited interim condensed consolidated balance sheets	78,594

Capital commitments

As of December 31, 2024 and June 30, 2024 and 2023, our Group did not have any capital commitments.

Capital Expenditures

We incurred capital expenditure of HK$73,117 and HK$71,700 for the year ended June 30, 2024 and the six months ended December 31, 2023, respectively, which mainly related to purchase of securities trading software and office equipment while no capital expenditure for the six months ended December 31, 2024 and for the year ended June 30, 2023.

Off-Balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, loans to customers, receivables from customers, broker-dealers and clearing organization, other current assets and amount due from related parties.

The Group believes that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$102,991 effective from October 1, 2024 if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2024 and 2023, cash balance of US$9,085,689 and US$9,892,415 as cash and cash equivalents and restricted cash was maintained at financial institutions in Hong Kong, respectively, and an aggregate of US$270,727 and US$162,646 were insured by the Hong Kong Deposit Protection Board, respectively. As of December 31, 2024, cash balance of US$12,889,494 as cash and cash equivalents and restricted cash was maintained at financial institutions in Hong Kong and an aggregate of US$357,396 were insured by the Hong Kong Deposit Protection Board, respectively.

The Group’s credit risk on loans to customers is limited as collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes.

The Group has designed their credit policies with an objective to minimize their exposure to credit risk. The Group’s receivables from customers, broker-dealers and clearing organization, other current assets and amount due from related parties are short term in nature and the associated risk is minimal. The Group conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Group periodically evaluates the creditworthiness of the existing clients in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Concentration risk

For the six months ended December 31, 2024, three customers accounted for approximately 27%, 23% and 13% of the Company’s total revenue, respectively, and one of the customers was from Beta HK’s placing service and two customers were from financial advisory services. For the six months ended December 31, 2023, no customer accounted for more than 10% of the Company’s total revenue. For the year ended June 30, 2024, three customers accounted for approximately 35%, 24% and 22% of the Company’s total revenue, respectively, and all of these revenues were derived from Beta HK’s placing service fees. For the year ended June 30, 2023, seven customers accounted for approximately 11%, 10%, 10%, 10%, 10%, 10% and 10% of the Company’s total revenue, respectively.

As of December 31, 2024, three customers accounted for approximately 35%, 18% and 15% of the Company’s loans to customers balance, respectively. As of June 30, 2024, two customers accounted for approximately 72% and 18% of the Company’s loans to customers balance, respectively. As of June 30, 2023, there were no loans to customers.

As of December 31, 2024, two customers accounted for approximately 16% and 12% of the Company’s payables to customers balance, respectively. As of June 30, 2024, four customers accounted for approximately 15%, 14%, 14% and 13% of the Company’s payables to customers balance, respectively. As of June 30, 2023, four customers accounted for approximately 18%, 18%, 18% and 18% of the Company’s payables to customers balance, respectively.

This concentration of business volume with the Group’s major customers makes the entity vulnerable to a reduction in liquidity or income from operations, because the three major customers which accounted for approximately 27%, 23% and 12% of the Company’s total revenue, respectively, for six months ended December 31, 2024 and approximately 35%, 24% and 22% of the Company’s total revenue, respectively, for the year ended June 30, 2024 and were all about Beta HK’s placing service fees. We anticipate that the capital market for IPO in Hong Kong will be diminishing and expect that there is a decrease in revenue from placing services in future periods. See “Risk Factors — Risks Related to Our Business — The operating entities’ business may rely on a few customers that each account for more than 10% of our total sales. Interruptions in operations in such major clients may have an adverse effect on our business, financial condition, and results of operations.” and “Risk Factors — Risks Related to Our Business — Our IPO placing services in Hong Kong are highly sensitive to economic circumstances, and a weak economy may adversely and materially impact this part of our business.”

The Group manages the concentration of business volume by diversifying its business with different revenue sources including securities brokerage and handling services for U.S. listed securities through its partners that have access to NYSE and Nasdaq capital markets, underwriting services for U.S. dollar-denominated municipal bonds of PRC companies through our SFO Type 1 license in dealing with securities, as well as the commencement of financial advisory services. Moreover, our responsible officers manage the concentration risk by daily monitoring the status of securities being held in the Group, transaction types and deposit amount placed in the trading accounts to ensure lower risk of concentration. However, the Group expects a small number of customers to continue to make up a large portion of its revenue in future years.

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed banks deposits with maturity dates ranging from one day to one month. It also has exposure on cash flow interest rate risk which is mainly arising from its current deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash and cash equivalents and restricted cash, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As of December 31, 2024, the Company was not subject to significant liquidity risk.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in Hong Kong Dollar and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

INDUSTRY

Unless otherwise indicated, all information and data provided in the section is cited from the industry report commissioned by us and issued by Frost & Sullivan. Although we believe the data and information included in the Frost & Sullivan report to be reliable, we have not independently verified the accuracy or completeness of the information and data included therein. This section also includes projections based on a number of assumptions. The online brokerage and related industries may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares.

Overview

Through Beta HK, our major operating subsidiary, we mainly operate the following businesses within the financial sector: (i) placing services, (ii) securities dealing and brokerage services, (iii) margin loans and IPO financings, (iv) underwriting services for U.S. dollar-denominated municipal bonds of PRC companies. We set out below a brief overview of the following markets, to better provide the context of the industry in which we operate and/or plan to expand into: (a) Security Trading Markets; and (b) China LGFV Offshore Bond Market.

Security Trading Markets

Although we do not operate a securities exchange, the services that we provide to our customers and clients are inextricably linked to several security trading markets, and we thus set out below an overview of them.

Background

The trading of securities globally is generally facilitated by a number of key exchanges, including but not limited to the exchanges the following jurisdictions:

•        Hong Kong:    Hong Kong Stock Exchange (HKEX)

•        United States:    New York Stock Exchange (NYSE) and NASDAQ Stock Market

•        Southeast Asia:    Indonesia Stock Exchange (IDX), Stock Exchange of Thailand (SET), and Malaysian Exchange (Bursa Malaysia).

To put simply, these exchanges allow companies to list their securities, and enable a secondary market for the trading of such securities.

Through its brokerage services, Beta HK currently allows its customers to trade securities on the HKEX, NYSE and NASDAQ Stock Market, and certain China stock markets. Please see “Securities Dealing and Brokerage Services” on page 90 for more information.

Security Trading Market in Hong Kong

Beta HK operates in the security trading market in Hong Kong. HKEX security market consists of two trading platforms: the Main Board and the Growth Enterprise Market (GEM). The Main Board is designed for companies with a stable business foundation that meet profitability or other financial requirements. Companies listed on the Main Board include large corporations, banks, public institutions, and property developers. The GEM, as a secondary board and a stepping stone to the Main Board, is intended for companies that do not yet meet the listing requirements of the Main Board. As of November 12, 2024, there are 2,299 listed companies on the Main Board and 323 listed companies on the GEM.

Supported by macroeconomic factors including Hong Kong’s high population density and strong GDP per capita, HKEX has positioned as a highly developed, urbanized region with a stable financial and legal system, attracting both regional and international investors, HKEX offers a wide array of securities, from equities and fixed income to derivative products, and serves as a primary gateway for Chinese companies seeking to access global capital. It is a dynamic and globally influential exchange with unique strengths in connecting East and West.

Introduction of HKEX Main Board and GEM

	Main board	GEM
Established Year	1891	1999
Business Scope	Mature and large enterprises across various industries with established businesses	Merging high-growth small to medium-sized enterprises, particularly in the high-tech sector, with expansion-stage business
Regulatory Authority	HKEX and Securities and Futures Commission	HKEX and Securities and Futures Commission
Trading Period	Monday to Friday 9:30-12:00, 13:00-16:00	Monday to Friday 9:30-12:00, 13:00-16:00
Trading Index	HSI	GEM Index

Source: World Bank, Frost & Sullivan

Securities Trading Market in the U.S.

Although Beta HK does not directly operate in the securities trading market in the U.S., it works with its partners to execute such trades on behalf of its customers. The United States has several major securities exchanges, which mainly are the New York Stock Exchange (NYSE) and the NASDAQ Stock Market. The New York Stock Exchange

(NYSE), located on Wall Street and founded in 1792, is one of the most influential exchanges in the world, with a rich history and strong legacy. It has strict listing requirements, including high profitability, market capitalization, and a significant public float. The NASDAQ Stock Market, established in 1971 by the National Association of Securities Dealers (NASD), was the world’s first electronic stock exchange. With more flexible listing requirements, NASDAQ places greater emphasis on the growth potential and technological innovation of companies, attracting numerous high-tech, internet, and innovative firms.

The U.S. stock market provides a range of policies designed to facilitate listing and fundraising, including the registration system, which emphasizes information disclosure over profitability requirements; a tiered market structure, offering distinct market segments and clear pathways for companies to transition between them; the JOBS Act, which streamlines the listing process and reduces disclosure requirements for emerging growth companies; and innovative listing mechanisms such as direct listings and SPAC IPOs. These policies have enabled companies, including those transitioning from the OTC market, biotech firms, and others to access public capital with greater efficiency and flexibility.

We have included the following chart, because Beta HK works with its partners to execute such trades on behalf of its customers. In addition, we have set up Beta US, a subsidiary in the U.S., with the plan to develop our U.S. investment banking services and broker-dealer services.

Introduction of NYSE and NASDAQ

	NYSE	NASADAQ
Established Year	1792	1971
Trading Model	Hybrid	Fully Electronic Trading
Trading Methods	Continuous Auction method	Dealer (Market Makers)
Trading Period	9:30 AM - 4:00 PM ET	9:30 AM - 4:00 PM ET
Trading Index	DJIA, S&P 500	NASDAQ Composite, NASDAQ-100

Source: World Bank, Frost & Sullivan

Securities Trading Market in Southeast Asia

We have not operated in the securities trading market in Southeast Asia yet. The security exchange markets in Southeast Asia, including those in Thailand, Indonesia, and Malaysia, reflect the region’s dynamic growth fueled by rising populations and increasing GDP per capita. These countries possess young, rapidly urbanizing populations, leading to greater consumers pending and investment potential, which supports the expansion of their capital markets. The Indonesia Stock Exchange (IDX), established in 1912, is the sole exchange in the country supporting the trading of equities, fixed-income products, and derivatives. The Stock Exchange of Thailand (SET), established in July 1962, operates three markets: equities, bonds, and derivatives. While the Malaysian Exchange (Bursa Malaysia) is a holding company based in Malaysia.

Each exchange in Southeast Asia has developed robust frameworks to attract both domestic and foreign investment, fostering a diverse range of securities from equities and bonds to derivatives. The economic growth in these countries is complemented by strong governmental support for financial market development, including incentives for initial public offerings (IPOs) and sustainable finance initiatives. As these exchanges cater to growing middle-class populations and international investors looking to capitalize on emerging-market growth, they play an increasingly important role in facilitating capital formation and economic development across Southeast Asia.

We have included the following charts, because although Beta HK’s current brokerage services do not enable its customers to trade securities on markets in Southeast Asia, we plan to expand to this area and use part of the proceeds from this Offering to apply for brokerage licenses to be made to the relevant regulators in the following Southeast Asian countries: Malaysia, Thailand, and Vietnam.

Notes: 1. Southeast Asia refers to Thailand, Indonesia and Malaysia in the chart; 2. Population refers to the sum of that in Thailand, Indonesia and Malaysia and GDP Per Capital refers to weighted average of that in Thailand, Indonesia and Malaysia in the chart.

Introduction of IDX, SET and Bursa Malaysia

	IDX	SET	Bursa Malaysia
Established Year	1912	1962	1964
Business Scope	Equities, fixed-income products, and derivatives	Equities, bonds, derivatives and others	Equities, bonds, derivatives and others
Regulatory Authority	Indonesia Financial Services Authority (OJK)	Securities and Exchange Commission, Thailand	Securities Commission Malaysia (SC)
Trading Period	9:00 AM - 4:00 PM ET	9:30 AM - 4:30 PM ET	9:00 AM - 5:00 PM ET
Trading Index	IHSG, LQ45 and IDX30	KLCI, FBMSCAP and FBMSCAP	SET Index, SET 50 and SET 100

Source: World Bank, Frost & Sullivan

We have included the following information and charts, because (1) Beta HK operates in HK, (2) Beta HK works with its partners to execute such trades on behalf of its customers, and we have set up Beta US, a subsidiary in the U.S., with the plan to develop our U.S. investment banking services and broker-dealer services, (3) Beta HK supports the trading of stock listed on China stock exchanges, through China Connect (as defined below), and (4) although Beta HK’s current brokerage services do not enable its customers to trade securities on markets in Southeast Asia, we plan to expand to this area and use part of the proceeds from this Offering to apply for brokerage licenses to be made to the relevant regulators in the following Southeast Asian countries: Malaysia, Thailand, and Vietnam.

Global Securities Trading Volume by Listing Venue

The global security market, which includes a diverse range of financial instruments such as stocks, bonds, exchange-traded funds (ETFs), derivatives, and other securities, experienced significant growth in trading volume, and it has reached USD 88.9 trillion in 2019 and is expected to reach USD 134.5 trillion in 2024, with a CAGR of 8.6%. Several key factors are driving this growth. These include the ongoing demand for capital from enterprises through capital markets, the continued rise in disposable income among retail investors, and the ongoing innovations in brokerage products and services that are enhancing market accessibility and efficiency. The slight decrease in global securities trading is due to the impact of COVID-19 and ongoing geopolitical conflicts. As the global economy recovers and geopolitical tensions ease, combined with increased liquidity and improved market sentiment, further growth in securities trading volume is expected.

Note: Southeast Asia refers to Thailand, Indonesia and Malaysia in the chart.
Source: HKEX, NASDAQ, NYSE, SET, IDX, BURSA MALAYSIA, SSE, SZSE, Frost & Sullivan

Global Securities Online Trading Volume by Listing Venue

The global securities online trading penetration rate increased from 43.1% in 2019 to 57.5% in 2023, and it is expected to reach 58.9% in 2024. The increasing penetration of online securities trading is driven by technological advancements that enhance trading convenience, efficiency, and access to information. Additionally, evolving investor demands, heightened competition within the securities industry, and a favorable policy environment contribute to this growth.

Note: Southeast Asia refers to Thailand, Indonesia and Malaysia in the chart.
Source: HKEX, NASDAQ, NYSE, SET, IDX, BURSA MALAYSIA, SSE, SZSE, Frost & Sullivan

China Local Government Financing Vehicle (LGFV) Offshore Bond Market

Background of the LGFV Offshore Bond Market

Beta HK operates in this market in Hong Kong. China Local Government Financing Vehicle (LGFV) offshore bonds are bonds issued by Chinese local government financing platforms (LGFVs) international markets, dominated in foreign currencies, primarily U.S. dollars, which enable state-owned entities created by local governments to raise funds for infrastructure, urban development and other public projects.

LGFVs emerged as a mechanism for Chinese local governments to finance projects despite legal limitations on direct debt issuance. By establishing LGFVs, local governments bypass certain restrictions and indirectly support funding needs through bond issuance. Recently, LGFVs have turned to international capital markets to diversify funding sources, attract foreign investment and potentially benefit from favorable foreign interest rates or liquidity options.

Security companies or other financial institutions provide various services that are essential for the successful issuance, pricing and distribution of LGFV offshore bonds to investors as they assist in mitigating risks associated with LGFV offshore bonds’ varying credit profiles and provide necessary global market access. By bridging LGFVs with international capital markets, underwriters play a critical role in broadening LGFVs’ funding options, while their expertise and support can significantly enhance investor confidence and market stability for Chinese LGFV offshore bonds.

China LGFV Offshore Bond Issuance Number and Scale

From 2019 to 2024 as expected, China’s LGFV offshore bond issuance has shown a steady growth in both the number of issuances and total issuance scale, which is primarily driven by LGFVs seeking greater flexibility amid domestic deleveraging policies and local government debt control measures. Offshore bonds offer a strategic financing alternative as they face relatively lower regulatory bundles compared to onshore bonds, with fewer restrictions on funding use and a streamlined approval process. Furthermore, the need for infrastructure development and urbanization in China has kept the demand for LGFV funding high while global investors attracted by China’s economic resilience and LGFV bonds’ relatively stable returns, continue to show strong interest. Therefore, the issuance number and scale of China LGFV offshore bond is expected to reach 300 and USD 47.1 billion in 2024, representing a CAGR of 15.5% and 5.2% from 2019, respectively.

Drivers and Trends of China LGFV Offshore Bond Industry

Diversification of Funding Sources.    With stricter domestic financial regulations and rising debt concerns in China, LGFV are increasingly exploring offshore bonds to diversify their funds sources, allowing it to further penetrate into international capital especially through USD-dominated bonds, thus providing considerable flexibility to meet infrastructure financing needs. Offshore bonds help LGFVs avoid local credit restrictions and access a broader investor pool. Also, underwriters play a critical role in assisting LGFVs in entering foreign markets by structuring, pricing, and marketing these bonds in ways that align with the expectations and risk profiles of international investors, which is essential for helping LGFVs meet the standards required to attract offshore investors and present an attractive profile in unfamiliar markets.

Increasing High-yield Appeal and Investor Demand.    With a relatively high potential yields compared to other international bonds, LGFV offshore bonds attract global and regional investors who are diversifying their portfolios with high-return assets. With emerging markets such as Southeast Asia rapidly growing, investors are increasingly interested in high-yield bonds tied to China’s infrastructure expansion, with relatively attractive returns and a unique diversification opportunity. During the process, underwriters connect LGFVs with international investors by leveraging their market networks and knowledge of local demand by organizing roadshows, investor presentations and proving insights into the creditworthiness of LGFVs, easing concerns and bridging gap between China’s financing vehicles and international investors.

Enhanced Role of Underwriters.    The complicated risk profile of LGFV offshore bonds necessitates experienced underwriters to mitigate perceived risks for investors. Underwriters conduct thorough due diligence, establish fair pricing, and support secondary market liquidity to help sustain investor confidence. They also provide advisory services, guiding LGFV offshore bonds on regulatory compliance and market preferences. In international markets where regulatory landscapes and investment appetites differ, underwriters also localize the issuance process and ensure bonds adhere to regional standards. Their role in maintaining secondary market stability, managing perceived risks, and supporting liquidity is important by ensuring LGFV offshore bonds’ security while gaining popularity, making LGFVs offshore bonds a viable option for long-term infrastructure investment.

BUSINESS

Overview

We, through our operating subsidiaries (mainly Beta HK for the last two fiscal years), are a Hong Kong-based financial services provider.

We have two wholly owned subsidiaries: Beta BVI and Ascent BVI. Beta BVI wholly owns Beta HK and Beta Hengrui. Ascent BVI wholly owns Beta US. Beta BVI did not have any revenue in the fiscal years ended June 30, 2024 and 2023, but has minimal revenue after June 30, 2024. Ascent BVI is a holding company and does not have any operations. Beta US has not started any operations yet.

Beta HK is a direct subsidiary of Beta BVI. In the last two fiscal years, it was principally engaged in the provision of (i) securities dealing and brokerage services, (ii) margin loans and IPO financings, and (iii) placing services for Hong Kong IPOs. Our current operations are mainly carried out through Beta HK, which is licensed to conduct (i) Type 1 (dealing in securities) regulated activities under the SFO in Hong Kong, and (ii) Type 4 (advising on securities) regulated activities under the SFO in Hong Kong. Beta HK is a Stock Exchange Participant and a participant of the HKSCC (direct clearing participant).

The list below sets forth the licenses obtained by Beta HK under the jurisdiction of Hong Kong:

•        HKSFC Type 1 License — Dealing in securities

•        HKSFC Type 4 License — Advising on securities

At present, Beta’s Responsible Officers with respect to activities regulated under the HK SFC licenses are:

•        Mr. IP Fai Kit

•        Mr. LEUNG Yat Ying

•        Mr. XIANG Xianxin

The service offerings of Beta HK comprises of the following:

•        Placing Services.    Starting from December 2023, Beta HK acts as placing agent of listed companies on HKEX in connection with their issuance or sale of securities, in return for placing commission based on fixed percentage of the gross amount of fundraising from the transaction, either IPO or other fundraising activities. Beta HK also charges investors a brokerage commission when they subscribe for or acquire securities in respect of offerings of listed issuers who engaged Beta HK to provide placing services in respect of the relevant securities.

•        Securities Dealing and Brokerage Services.    Beta HK started this business in 2004 under a different name and it changed its name to Beta International Securities Limited in December 2023.

•        Beta HK provides securities dealing and brokerage services for trading in securities on HKEX, through its proprietary online brokerage platform, “Beta INT Securities”. Beta HK also acts as an intermediary between buyers and sellers of securities listed on the Main Board and GEM of HKEX, and facilitates its clients’ trading of securities listed on selected overseas stock exchanges, including the United States through its another securities firm that has the appropriate licenses to process such trades, in return for brokerage commission income.

•        Beta HK facilitates the subscriptions to IPOs on HKEX, either conducted by Hong Kong issuers who engage Beta for placing services (see Placing Services above), or conducted by other financial services providers in Hong Kong.

•        Margin Loans and IPO Financings.    Starting from January 2024, Beta HK also provides margin loans and IPO financings, for the purpose of purchasing securities in an IPO before the issuers are listed on HKEX and for general financing purposes. These margin loans enable Beta HK’s customers to invest more than the required deposit of 10% – 30% of funds. In the case of an IPO, the loan provided by us, which is a short-term, interest-bearing loan, typically covers 95 – 98% of the investment amount, and is repaid right after the allotment result release. Once the investor is allotted shares cost over the required deposit and a part of loan is used for the shares, the shares can be sold and the proceeds are utilized to repay the loan of the financial institution, with any remaining balance going to the investor. Beta HK also offers margin financing to existing customers for general trading purposes, and charges its customers an interest rate of 4.8% – 6.8% on such loans.

In addition, Beta HK has been developing Underwriting Services for U.S. dollar-denominated municipal Bonds of PRC Companies in 2024. These municipal investment overseas bonds are U.S. dollar-denominated bonds issued by Chinese companies — generally by Chinese real estate developers, real estate investment platforms, and financial institutions, and could be attractive investments in a volatile market with rising interest rates. Our management has rich experience and project resources in U.S. dollar bond projects. Beta HK is currently promoting U.S. dollar bond projects in Zhejiang, Jiangsu, Shaanxi and other places. Because bond projects generally have a long cycle (4-6 months), as of the end of June 2024, no revenue was generated.

Beta Hengrui was incorporated on March 24, 2025, as our vehicle for other potential lines of business that we are currently exploring. At present, Beta Hengrui has not commenced operations.

Beta BVI started Financial Advisory Services in August 2024. Beta BVI acts as a general coordinator and consultant to companies seeking to list on stock exchanges in the U.S., such as NASDAQ or NYSE, and guides its clients through the entire listing process. Such services encompasses a broad scope, including selecting and engaging suitable intermediaries such as the potential issuer’s securities and local counsels, auditors, lead underwriters, underwriters’ counsels, printing companies, stock transfer companies, and investor relations firms. Beta BVI also organizes, coordinates, and supervises all intermediaries, according to the client’s listing schedule, to ensure that the listing process remains on track, and helps its clients address and resolve any issues that arise during the listing process. Beta BVI also assists the investment bank in organizing and securing investments in the IPO.

Our revenues were US$2,348,380 and US$125,219 for the years ended June 30, 2024 and 2023, respectively. We recorded net income of US$1,044,892 and net loss of US$513,893 for the years ended June 30, 2024 and 2023, respectively. We plan to keep the business of our operating subsidiary, Beta HK, growing, by strengthening their securities brokerage, margin loans and IPO financings, and placement services. The diversified business portfolio allows Beta HK to create synergies between its business lines, generate new business opportunities for each business segment and provide integrated financial services to clients.

Competitive Advantages

We believe the following competitive strengths have contributed, and will contribute, to our growth.

A proven and experienced management team consisting of industry veterans

Our management team comprises experienced and competent professionals consisting of industry veterans in Hong Kong’s financial services industry with substantial expertise and experience in formulating business strategies, monitoring and supervising compliance matters, overseeing financial condition and performance, and managing, executing and supervising our operations with an aim to provide services to our clients in a reliable, efficient and professional manner. Our members of our core management team, which are also among our Major Shareholders, have rich experience in the IPO placing business in Hong Kong, and bring with them strong management skills and business networks that are vital to our success. Amongst others, we have directly placed investments in the IPOs of four companies on HKEX over the past one year. Of these, 75% of such companies were introduced to us through our Major Shareholders and core management.

Leveraging on our management team’s experience and networks in the financial industry, we believe that Beta HK would be able to respond promptly and appropriately to the ever-changing market conditions and environment as well as continue to expand our client base. Further, Beta HK has an experienced team of licensed representatives who are responsible for carrying out our regulated activities, together with our professional staff who carry out requisite business functions (including compliance, risk management, finance, accounting, and settlement). Under the direction of our management team, we are able to implement our business strategies, provide quality services to our clients, manage our compliance and risks, identify and capture business opportunities, maintain relationships with existing clients, and procure prospective clients.

A leading platform for trading global securities online among Hong Kong investors

Over the past year, we saw tremendous growth in the usage of our online brokerage services since the launch of our mobile application — the total number of customer accounts increased from 7,499 as at June 30, 2023 to 7,781 as at June 30, 2024, and the monthly transaction amount increased from HKD9,561,532 as at June 30, 2023 to HKD189,550,928.72 as at June 30, 2024, representing an increase of 1,982%.

With the increasing amount of investable assets of individuals in Hong Kong, coupled with increasing financial literacy of the populace in Hong Kong, there is a growing demand for access to secondary capital markets by retail investors. The U.S. stock markets as well as HKEX are recognized as some of the most mature stock markets in the world with the largest market capitalization and the highest liquidity, and investing in companies listed on these exchanges has become an increasingly popular option amongst Hong Kong investors.

High caliber retail customer base with great growth potential and engagement

Specifically with respect to our securities dealing and brokerage services, as a result of the increasing financial literacy across investors in Hong Kong, as well as our effective and aggressive customer acquisition strategies, many of our current customers are young and affluent with high personal wealth growth potential. As of June 30, 2024, 33.18% of our individual customers were under 40 years old, and 18.79% had an annual income of over US$100,000. Based on our studies, we find that such customers have great potential to grow their personal wealth and engage in more investment activities in the future, and will become even more valuable customers as time passes.

This combination of demographic and behavioral characteristics signifies that our customers have high aptitude to engage and invest their assets on our trading platform.

Deployment and usage of market-leading IT products and systems for a smooth user experience

For our securities dealing and brokerage services, the cornerstone of that offering is our mobile application, Beta INT Securities. As such, we have ensured that the vendors that we have engaged in order to provide such services are industry-leading vendors that provide premium offerings to us, which will benefit our customers. Currently, we have engaged Longbridge Whale Technology Hong Kong Co., Ltd. (“Longbridge”), a prominent and well-respected brokerage service provider, to develop the Beta INT Securities and its back office system, and to provide relevant services.

Beta INT Securities is an application based on cutting-edge technology, and is highly usable, scalable, and secure. It provides full control of brokerage operations to us, and covers a variety of transaction methods, as well as markets (including HKEX, Nasdaq, and NYSE). Beta INT Securities also provides us and our customers with comprehensive market information from multiple sources. In addition, Beta INT Securities integrates market data and other information such as offering trends, credit ratings and institutional insights. It also allows us to manage financial risk through a number of methods, including by controlling the purchasing limits of our customers. Additionally, Beta INT Securities boasts significantly low latency (less than 5 milliseconds) for each trade, which makes it highly reliable, and which is crucial in enabling our customers to respond to market movements without delay. Additionally, the application is equipped with an open API framework to support future growth and expansion.

Related to Beta INT Securities Longbridge also develops and provides us with a back office system to support our customers’ trading activities. The back office services provided by Longbridge supports a partially automated clearing system, which is capable of completing day-end clearing for 100,000 clients in just 20 minutes, and is able to realize real-time market monitoring and intelligent auto-closeout. It also features a variety of automation tools, including automatic margin adjustments, to enhance our risk control and compliance operation.

Beta INT Securities is designed to be highly accessible and easy to use by our customers. Amongst others, it boasts a simple interface, and allows our customers to trade in securities without hassle. We believe that Beta INT Securities’ simplicity is crucial to its strong performance in the market, as it reduces barriers to access of the financial markets for our customers.

Reasonable fee structure

We believe in maximizing value and cultivating a long-term relationship with all of our clients and customers across all of our services. As such, we have structured our fees for each of our services to be reasonable. In our view, this is crucial to building trust and our brand image amongst our clients and customers.

Our Growth Strategies

We aspire to, through our subsidiaries, become the leading financial services provider for all of our services. To achieve this goal, we intend to leverage on our existing strengths and pursue the following strategies:

Expanding our securities dealing and brokerage market presence in relation to the United States exchanges

We have observed an increasing trend in our customers’ demand for securities trading on U.S. exchanges over the past one year. For the six months ended June 30, 2024, 43.4% of our brokerage commission income was derived from the trades in the United States market, whilst 56.6% were derived from HKEX. We currently rely on a third party to execute our customers’ securities trades on United States exchanges. We have set up Beta US, a subsidiary in the U.S., with the plan to develop our U.S. investment banking services and broker-dealer services.

Further development of our margin loans and IPO financings

Beta HK has been offering margin loans and IPO financings since January 2024. This service applies to securities listed on HKEX and U.S. exchanges. Since January 2024, we have observed an increase in client’s demand to provide margin financing to facilitate their purchase of securities listed on the stock exchanges and short-term IPO financing for subscription of shares, as well as for their general trading purposes. Margin financing refers to the loan of funds by a securities brokerage firm, for the purposes of carrying out margin trading on a leveraged basis, with the relevant securities purchased serving as collateral for the loan granted by the securities brokerage firm.

We intend to further broaden and develop the securities and IPO financing business. Amongst others, we intend to enlarge our capital resources, while being compliant with the relevant financial resources rules and the Guidelines for Securities Margin Financing Activities published by the SFC. We intend to apply part of the net proceeds from this offering to further develop our Beta HK’s margin loans and IPO financings. With the expansion of the margin lending capabilities of Beta HK by increasing the amount of share capital which may be utilized for the purpose of granting margin loans, we intend to enhance the size and volume of margin loans that Beta HK may be able to extend to our clients, whilst still operating within our risk tolerance limits.

Strengthening our placing services in HK

The placing business of companies seeking to list on HKEX is one of our core businesses. Based on information published by HKEX, from 2021 to 2023, the number of IPOs on HKEX was 98, 90 and 73 respectively,1 and from January 2024 to June 2024, there were 29 IPOs on HKEX.2 Although the number of IPOs on HKEX appears to have been on a downward trend over the past few years, based on information available from HKEX, there are still a large number of companies that are currently undergoing their IPO processes for listing on HKEX, and we expect that there would be a reversal of this downward trend in the new few years.

Given this, we intend to further strengthen the market position of this business by capitalizing on opportunities arising from sustainable growth in the Hong Kong capital market by (i) extending Beta HK’s industry networks; (ii) exploring business opportunities, in particular, to take up more significant values or to participate in a more significant manner (in terms of placing amounts) in respect of project engagements; and (iii) expanding the placing team of Beta HK through the recruitment of additional staff, including Responsible Officers of director-grade and above, and who possess extensive securities and equity capital markets experience, as well as network and staff dealers with equity capital market and finance experience.

Developing underwriting services for U.S. dollar bond projects of PRC Companies

One additional service offering that we are expanding into is to underwrite municipal bonds issued by companies in the PRC. In general, these municipal bonds are U.S. dollar-denominated bonds issued by Chinese companies — generally by Chinese real estate developers, real estate investment platforms, and financial institutions, and could be attractive investments in a volatile market with rising interest rates.

____________

1        Based on HKEX Annual Market Statistics for 2023, 2022 and 2021, source: https://www.hkex.com.hk/Market-Data/Statistics/Consolidated-Reports/Annual-Market-Statistics?sc_lang=en

2        Based on information contained within the monthly bulletin of HKEX, source: https://www.hkex.com.hk/Market-Data/Statistics/Consolidated-Reports/Monthly-Bulletin

Our management has rich experience and project resources in U.S. dollar municipal bond projects. Beta HK is currently promoting U.S. dollar bond projects in Zhejiang, Jiangsu, Shaanxi and other places. Because bond projects generally have a long cycle (4-6 months), as of the end of June 2024, no revenue was generated. After June 30, 2024, we have underwrote three municipal bonds.

Services

1.      During the years ended June 30, 2024 and 2023 and the six months ended December 31, 2024, we provided the following services through Beta HK:

Hong Kong Placing Services

The placing of IPOs and secondary offerings in Hong Kong is one of Beta HK’s core business lines, and our core management team has more than five years of experience in this regard. Beta HK started this business in the year ended June 30, 2024 and 81% of our revenue was derived from such services. In the year ended June 30, 2024, Beta HK participated in placing four offerings on HKEX and recognized the placing service fees on the first three offerings which were all IPOs during the year ended June 30, 2024.

	Code	Issuer	Offering Size	Roles of Beta HK	Placing Service Fees	Placed Amount	Placing Commission Rate	Issuance Date and Completion Date of Placement	When Revenue was recognized
1	02503.HK	Zhongshen Jianye Holding Limited	HK$128. 70 million	Joint Bookrunner and Joint Lead Manager	US$559,535	US$14,388,000	3.9%	01/09/2024	The year ended June 30, 2024
2	02477.HK	WellCell Holdings Co., Limited	HK$125. 00 million	Joint Global Coordinator, Joint Bookrunner and Joint Lead Manager	US$517,490	US$17,250,000	3.0%	01/12/2024	The year ended June 30, 2024
3	02515.HK	Tianjin Construction Development Group Co., Ltd.	HK$134. 88 million	Joint Bookrunner and Joint Lead Manager	US$822,995	US$16,500,000	5.0%	04/23/2024	The year ended June 30, 2024
4	02556.HK	Marketingforce Management Ltd	HK$259. 41 million	Joint Bookrunner and Joint Lead Manager, Capital Market Intermediary	US$128	US$9,208	1.3%	05/16/2024	Six months ended December 31, 2024(1)

____________

(1)      Beta HK inadvertently recognized the revenue in August 2024. Due to the minimal amount of placing services, the management considers that no adjustment of revenue was required due to cutoff issue.

During the six months ended December 31, 2024, Beta HK provided placing services of two secondary offerings, and recognized the revenues as of December 31, 2024.

	Code	Issuer	Offering Size	Roles of Beta HK	Placing Service Fees	Placed Amount	Placing Commission Rate	Issuance Date and Completion Date of Placement	When Revenue was recognized
1	03313.HK	Artgo Holdings Limited	HK$22,515,000	Capital Market Intermediaries	US$4,518	US$903,700	0.5%	09/25/2024	Six months ended December 31, 2024
2	00286.HK	Aidigong Maternal & Child Health Limited	HK$74,508,000	Placing Agent	US$114,820	US$9,568,000	1.2%	11/6/2024	Six months ended December 31, 2024

Our process for placing of IPOs of companies seeking to list on HKEX is as follows:

•        Market research and due diligence.    First, we conduct a detailed market survey to analyze industry trends, investor needs and potential risks related to the proposed IPO. We also conduct due diligence on the issuing company, including reviewing the company’s financial and operating conditions.

•        Negotiation of issuance terms.    Based on the results of market research and due diligence, we negotiate with the company to determine the key terms of the issuance, including offer size, price per share, and placing discount.

•        Roadshow.    Once the terms of the offering are finalized, we will set up the bookkeeping records and attract investors to participate in the IPO subscription through various channels, including targeted push notifications through our application, Beta INT Securities, and professional investor roadshows. Investors interested in the upcoming listing will receive a detailed prospectus containing relevant information about the stock.

•        Order update and allocation.    We update the subscription orders we receive daily, and after the subscription period, we will allocate the IPO shares to investors who have placed orders on our platform based on the results of the allocation, which will be in line with the regulations of the relevant exchanges.

•        Settlement of placing fees.    After listing, we will settle the placing fees based on the placing rate and the amount placed.

Securities Dealing and Brokerage Services

Through Beta HK, we offer securities dealing and brokerage services to both individual customers and corporate customers in Hong Kong. In the years ended June 30, 2024 and 2023, 12% and 24% of our revenue was derived from such services.

Types of trades supported

As a holder of a Type 1 License issued by the Hong Kong SFC, we are permitted to deal directly in Hong Kong securities (a regulated activity under Hong Kong laws), and in this regard, we enable our clients to trade in securities listed on HKEX.

We also support the trading of stock listed on Shanghai Stock Exchange and Shenzhen Stock Exchange (collectively “China stock exchanges”), both of which are major stock exchanges in China, through Shanghai Hong Kong Stock Connect and the Shenzhen Hong Kong Stock Connect Stock Connect (collectively “China Connect”), respectively. China Connect, also known as the China Connect Service, is a trading and clearing service that allows international investors to access China’s stock markets and for Mainland China investors to connect with global opportunities.

For trading on markets in the U.S., as we do not have direct trading rights on these exchanges, we work with our partners that have access to NYSE and Nasdaq.

Executing Securities Transactions

Through Beta HK, we provide our customers with access to major stock markets in HK, U.S. and China, and allow our customers to trade securities (including warrants) listed on these stock markets. Below are the major types of securities that our customers can trade:

	Stock	ETF	Warrants
HKEX	✓	✓	✓
U.S. stock exchanges (through partners)	✓	✓
China stock exchanges (through China Connect)	✓

Beta HK’s systems allow for its customers to make various types of orders, including but not limited to limit orders, market orders, market at-auction limit orders, odd lot orders and enhanced limit orders. Beta HK’s systems also allow it to aggregate orders in real-time, and to seamlessly execute trades directly with HKEX, or through its clearing house partners.

Beta HK has obtained various licenses to conduct its business operations and has also obtained stock exchange trading rights to supplement its service offerings. To offer securities dealing and brokerage services, Beta HK holds HKSFC Type 1 License — Dealing in securities. Beta HK is also a Stock Exchange Participant and a participant of the HKSCC (direct clearing participant).

With respect to trading on U.S. stock exchanges, Beta HK is not required to hold any licenses for trading under the U.S. law, as its trades are executed by its partners.

With respect to trading on China stock exchanges, Beta HK does not make trades directly in China stock exchanges. Beta HK’s trades are only executed through China Connect and Beta HK’s counterparty is HKEX. Beta HK is not required to hold any licenses for trading from mainland China side.

Beta INT Securities

Through our mobile application, Beta INT Securities, we enable our customers to access and trade securities on these markets. Nearly all of our customers us access our securities dealing and brokerage services through Beta INT Securities. The mobile application, Beta INT Securities, is not available in Mainland China.

On the front-end, Beta INT Securities’ interface was developed by Longbridge, one of our vendors, based on our specifications, and was designed to be accessible and easy-to-use for our customers. On the back-end, Beta INT Securities utilizes a leading system which is also developed by Longbridge. Beta INT Securities is an effective one-stop-shop for us, as it is a multi-functional system that provides the following functions:

•        Pulls market data simultaneously from multiple sources and sends it to the front-end in real-time;

•        Structured to reduce latency;

•        Facilitates funds transfers to and from customers’ bank accounts;

•        Facilitates settlement of trades with HKEX and with various clearinghouse partners efficiently;

•        Allows us to control orders in response to unforeseen circumstances, such as halt of trading day due extraneous factors.

Screenshots of Our Beta INT Securities

As seen from the screenshots above, amongst others, the systems that Beta HK has in place for Beta INT Securities allows our customers to have real-time access to market data of numerous securities, from various sources and across various exchanges, and also allows customers to seamlessly make trades for these securities.

The systems that Beta HK has in place also allow Beta HK to work with HKEX directly, as well as its overseas clearing house partners for U.S. stock exchanges and China Connect for China stock exchanges.

Customer Onboarding Process

In order to access Beta HK’s securities dealing and brokerage services, a potential customer will have to first open an account with Beta HK.

•        Online account opening for individual customers.

•        Beta HK’s customers who access its securities dealing and brokerage services through Beta INT Securities can create an account with us conveniently, through the application. During the application process, they will need to provide information about themselves, including information such as name, date of birth, work experience, providing a photo ID, current financial status (i.e., whether in good financial standing), source of funds, and other relevant details as required under Hong Kong law. Beta HK also requires its customers to expressly agree to customer terms of service and other documents, including a comprehensive disclaimer of the risks involved with trading and investing in the secondary capital markets.

•        Upon the provision of required information and agreement to the terms and other required documents, Beta HK will verify the customer using cutting-edge facial recognition technology deployed by HA, a vendor, to match the customer’s likeness against the customer’s photo ID. Additionally, Beta HK conducts strict screening of each customer based on the information provided by the customer, in compliance with KYC and AML regulations of Hong Kong. Beta HK will approve a customer’s account only after the foregoing is completed.

•        Offline account opening for individual customers.

•        For customers who prefer offline account opening, Beta HK offers the option for such customers to meet with its dedicated verification team. Clients are required to bring physical copies of necessary documents (including ID document, Hong Kong bank card, and address proof (issued within three months)) for verification required for account opening. Once they have been verified, Beta HK will approve their account.

•        Account opening for corporate customers.

•        For customers that are corporate entities, such customers would be subject to more stringent requirements. Beta HK will conduct thorough due diligence on each corporate customer, including verifying the identity and ultimate beneficial ownership of corporate entities, conducting a comprehensive background check, and conducting a customer risk assessment. Corporate customers will also be required to provide security for their accounts before Beta HK approves their accounts. Additionally, Beta HK will continue to monitor the accounts of all corporate customers, to ensure compliance with KYC and AML requirements.

Once a customer has successfully created an account, the customer would be required to fund the account before making any trades. Beta HK supports deposits in both USD and HKD. For transfers from banks outside of Hong Kong, Beta HK will only accept such transfers if they come from an account with the same name as the customer on record. All funds transferred to Beta HK by its customers are under its bank account with Bank of China (Hong Kong) Limited, and are protected by the Hong Kong Deposit Protection Scheme. This scheme applies to all authorized institutions in Hong Kong, including licensed banks, deposit-taking companies, and restricted license banks.

Fees Charged

Beta HK charges securities brokerage commission, for acting as an agent to provide securities brokerage services in trades execution on behalf of its customers. It also charges handling fees, which are generated from provision of services such as dividend collection, share subscription services in relation to IPOs services that require the processing and handling of physical certificates or legal documents or accounts that have limited or no activity to individual customers or corporate customers (i.e. brokers).

For the years ended June 30, 2024 and 2023, our revenue from our securities dealing and brokerage services and handling fee was $292,727 and $30,288, respectively.

Margin Loans and IPO Financings

Beta HK started providing margin loans and IPO financings since January 2024. In the year ended June 30, 2024, 1% of our revenue was derived from such services.

Margin Loans

Beta HK provides margin loans to our customers in order for them to leverage their positions. Beta HK provides different amounts of financing to customers based on their trading volume and account funds, and then charges interest based on the amount and number of days the customer actually uses the financing. The margin financing loan can be outstanding for a maximum of 12 months, after the allotment of shares, depending on a combination of various factors, such as the transaction history and status of fund.

Our margin loans services are limited to our customers who have provided to Beta HK collateral on their accounts. We determine the value of the customer’s required collateral in real-time based on a number of factors, including the value of assets and asset classes under the customer’s account. Before granting the margin loans to customers, Beta HK’s assesses the creditability of the customers by taking into account of various factors including (i) the amount of existing securities being held through Beta HK’s securities system; (ii) the existing securities being held listed in the main board of HKEX; (iii) requiring the customer to have trading record at least one month in Beta HK; and (iv) the credit rating of the stock securities being held by the customers in Beta HK.

We have a comprehensive risk management process in place to manage the risk associated with our margin loans services. These include: (i) real-time monitoring and assessment of collateral required, (ii) dynamic margin ratios which are updated based on market conditions and other factors, (iii) margin calls to customers when positions become over-leveraged, and (iv) closing the customer’s account if margin calls are not met. In addition, the SFC monitors Beta HK’s financing business risks by monitoring its liquid capital.

To strengthen our risk management process further, we plan to introduce advanced risk assessment models to more accurately assess our customers’ credit risk.

IPO Financings

When our customers subscribe for HK stock IPOs, they may apply for margin financing in order to purchase such IPO shares. Such margin financing would allow our customers to take a leveraged position with respect to such subscriptions.

This is how we provide our services to the IPO subscriptions:

First, Beta HK would conduct a risk assessment on each HK IPO, and set appropriate leverage limits. Beta HK would also conduct a risk assessment on each customer, based on several factors including the customer’s cash flow, in order to determine the appropriate amount of financing available to each customer.

Next, after the allotment results of an IPO are announced, customers with stocks successfully allocated would have the purchase price of such stocks debited from their balances with Beta HK. Additionally, interest would begin running on the margin financing loan, until the position is de-leveraged. The margin financing loan can be outstanding for a maximum of 12 months, after the allotment of shares, depending on a combination of various factors, such as the transaction history and status of fund.

Beta HK has a comprehensive risk management process in place to control the risk in this line of business. These include (i) evaluation of fundamentals, liquidity, and subscription multiples, (ii) credit risk management for customers, (iii) contractual provisions allowing Beta HK to dispose of shares if a customer’s account position is outside of accepted limits and the customer cannot finance margin calls, (iv) setting appropriate margin loan ceilings, and (v) providing regular updates to our clients on market developments and their accounts.

2.      After June 30, 2024, we have started providing the following services:

Underwriting Services for U.S. dollar-denominated Municipal Bonds of PRC Companies

Since 2024, Beta HK started providing underwriting services for U.S. dollar-denominated municipal bonds to PRC companies. Municipal bonds are debt securities issued by states, cities, counties and other governmental entities to fund day-to-day obligations and to finance capital projects such as building schools, highways or sewer systems. Beta HK focuses on the municipal bonds that are quoted in U.S. dollars and issued by Chinese companies — such as Chinese real estate developers, real estate investment platforms, and financial institutions for infrastructure construction projects entrusted by local government. Our management has rich experience and project resources in U.S. dollar bond projects. Because bond projects generally have a long cycle (4-6 months), no revenue was generated as of the end of June 2024.

The U.S. Dollar-denominated bonds that Beta HK participates in underwriting are usually listed on MOX or HKEX. In 2024, both borrowers of U.S. Dollar-denominated bonds that Beta HK participated in underwriting were enterprises from Zhejiang Province, Beta HK recognized all of its revenue under this service from only one borrower, and the three bonds that Beta HK completed underwriting for this borrower were all listed on MOX. None of these bonds had any credit ratings, and one borrower has a credit rating of BBB.

By providing the various underwriting services, Beta HK does not incur any liability, because Beta HK provides such services by using its reasonable best efforts to procure potential subscribers and raise capital for bond issuers. Beta HK provides no guarantee for the successful procuring of potential investors and will not be penalized for any failed underwriting activities Further, if any borrower defaulted on any such bonds, Beta HK has no responsibility or liability to pay off such bonds. Beta HK does not run a proprietary trading business. Buying the bonds it underwrites would exceed the business scope reported by Beta HK to the SFC.

In the six months ended December 31, 2024, Beta HK participated in underwriting the following U.S. dollar-denominated bonds:

	Code	ISIN	Issuer	Issuance Date	Listing Exchange	Offering Size	Rate	Due Date	Role of Beta HK	Project Nature	Credit Ratings	Revenue
1	MOXTB24255	XS2922597435	Huzhou New City Investment Development Group Co., Ltd.	10/25/2024	MOX	USD$67 million	6.50%	10/25/2027	Joint Global Coordinator	Refinancing certain medium-term or long-term offshore indebtedness	N/A	$71,100
2	MOXTB24255	XS2922597435(1)	Huzhou New City Investment Development Group Co., Ltd.	11/14/2024)	MOX	USD$33 million	6.5%	10/25/2027(1)	Joint Global Coordinator	Refinancing certain medium-term or long-term offshore indebtedness	N/A	$54,240
3	MOXTB24302	XS2931834654	Huzhou New City Investment Development Group Co., Ltd.	12/5/2024	MOX	USD$100 million	5.30%	12/5/2027	Joint Global Coordinator	Refinancing certain medium-term or long-term offshore indebtedness	N/A	$286,922
4	5303	XS2925865078	Nanxun Communications Investment Group Co., Ltd.	11/14/2024	HKEX	USD$200 million	6.20%	11/14/2027	Joint Bookruner	Repayment of the Borrower’s existing mid-to-long term offshore indebtedness	BBB	$0(2)
												$412,262

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(1)      This No.2 bond issuance was a follow-on issuance to the No. 1 issuance. It is consolidated and formed a single series with the No. 1 bond issuance.

(2)      While Beta HK participated in underwriting this bond issuance, it did not secure any amount for the borrower so Beta HK did not receive any service fee.

Financial Advisory Services

Beta BVI started providing financial advisory services in August 2024. Beta BVI acts as a general coordinator and consultant to companies seeking to list on stock exchanges in the U.S., such as NASDAQ or NYSE, and guides its clients through the entire listing process. Such services encompasses a broad scope, including selecting and engaging suitable intermediaries such as the potential issuer’s securities and local counsels, auditors, lead underwriters, underwriters’ counsels, printing companies, stock transfer companies, and investor relations firms. Beta BVI also organizes, coordinates, and supervises all intermediaries, according to the client’s listing schedule, to ensure that the listing process remains on track, and helps its clients address and resolve any issues that arise during the listing process. Beta BVI also assists the investment bank in organizing and securing investments in the IPO.

Our Customers

Customers of Beta HK’s placing services include issuers listed on HKEX, companies seeking to be listed on HKEX and other SFO licensed corporations which act as the agents in respect of placing engagements.

For our securities dealing and brokerage services, our individual customers usually hear about us through word-of-mouth, whilst our corporate customers are typically referred to us by the management of Beta HK, professional parties, licensed employees, self-employed account executives, or by existing customers.

All customers of Beta HK’s custodial and other services are among Beta HK’s customers for securities brokerage commissions and handling services. Beta HK does not particularly set up standard to screen the customers to provide such custodial and other services.

For our margin loans and IPO financings, these are a subset of more financially-savvy customers that utilize our securities dealing and brokerage services.

Our customers of underwriting services for U.S. dollar-denominated municipal bonds are PRC companies. Our customers of financial advisory services are the companies that would like to go public in the U.S.

Our Suppliers

Beta HK engages various service providers to provide services necessary for our business operations, such as software vendor, overseas external brokers, and internet service providers, most of which are independent third parties. Amongst these, for our securities dealing and brokerage services, our main supplier is Longbridge responsible for developing our Beta INT Securities and its back office system.

Interactions with China

While the Group does not have any physical presence in Mainland China and does not operate in Mainland China, the Group has the following customers, vendors, counterparties, and employees from Mainland China. The following chart and notes also list the nature and extent of the Group’s previous (within the past two fiscal years), current and planned operations with PRC companies, and the extent of its interactions with Mainland China:

Beta Entity	Business	Category	Description
Beta HK	Securities dealing and brokerage services	Customers(1)(2)	Part of the individual customers are Chinese citizens.
Beta HK	Securities dealing and brokerage services	Vendors(2)

All funds transferred to Beta HK by its customers are under its bank account with Bank of China (Hong Kong) Limited, which is a HK subsidiary of the Bank of China. The funds are protected by the Hong Kong Deposit Protection Scheme.

Beta HK	Securities dealing and brokerage services	Vendors(2)	Shenzhen Ruixin Information Service Co., providing trading consulting services and operation and maintenance services.(3)
Beta HK	Securities dealing and brokerage services	Products

Beta HK supports the trading of stock listed on China stock exchanges, through China Connect, which is a trading and clearing service that allows international investors to access China’s stock markets and for Mainland China investors to connect with global opportunities.

Beta HK	Placing services	Customers	Some customers are the companies with the major or all operations in mainland China.
Beta HK	Underwriting services for U.S. dollar-denominated municipal bonds(4)	Customers(2)(5)	All customers are PRC companies with the local governments as the ultimate beneficial owners.
Beta HK	Underwriting services for U.S. dollar-denominated municipal bonds(4)	Vendors(2)	Beta HK engages PRC counsels on a project basis.
Beta HK	Underwriting services for U.S. dollar-denominated municipal bonds(4)	Counterparties(2)	Beta HK works with other PRC service providers, such as auditing firms and translation agencies, on a project basis.
Beta HK	N/A	Vendor

Beta HK maintains a WeChat official account to strengthen its brand equity, enhance its competitive advantages and expand its business. WeChat is a Chinese instant messaging, social media, and mobile payment app developed by Tencent, which is a Chinese multinational technology conglomerate and holding company headquartered in China.

Beta HK	N/A	Employees(6)	Approximately half of Beta HK’s employees are PRC citizens, and approximately half of these PRC citizens live in mainland China, and commute to HK.

____________

(1)      Beta HK only accepts the Chinese customers who have opened accounts at another HK based brokerage firm, pursuant to the HKEX requirements.

(2)      Beta HK works with its customers and other vendors in HK and on line.

(3)      Beta HK started engaging Beta Information Services Limited since the fiscal year ended June 30, 2024. Beta Information Services Limited changed its name to Shenzhen Ruixin Information Service Co. in July 2024.

(4)      Beta HK started underwriting services for U.S. dollar-denominated municipal bonds since the fiscal year ended June 30, 2024.

(5)      Beta HK may visit these customers in mainland China once or twice before signing the engagement letters with the customers. After the clients sign the engagement letters in mainland China, they mail them to Beta HK and Beta HK countersign the engagement letters in HK. The U.S. dollar-denominated municipal bonds are not issued in mainland China.

(6)      All of Beta HK’s employees must work in HK.

In addition, the following chart shows the citizenship and residency of Beta Cayman’s beneficial owners, directors and officers:

Name	Beneficial Owners	Directors	Officers	Citizenship	Residency
Xianxin Xiang	Yes	Yes	CEO	PRC	HK
Shaojie Sun	Yes	Yes		PRC	HK
Cong Gao	Yes			PRC	PRC
Didi Zhang			CFO	PRC	PRC
Chun Fai Fong		Nominee		HK	HK
Haobing Fan		Nominee		PRC	PRC
Christine Deschemin		Nominee		France	HK

For the fiscal year ended June 30, 2024, approximately 81% of the Group’s revenues generated from Mainland China offerings and clients. For the six months ended December 31, 2024, approximately 47% of the Group’s revenues generated from Mainland China offerings and clients.

We are a Cayman Islands exempted company. We are headquartered in Hong Kong, and carry out our main business activities from Hong Kong. Although our subsidiaries have customers, vendors, and counterparties in Mainland China, we consider that the business transacted with them to have been transacted in Hong Kong. Our subsidiaries do not have any offices or branches in Mainland China and do not have operations in Mainland China.

As advised by our PRC counsel, AllBright Law Offices (Fuzhou), as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities, including the CSRC or the CAC, before listing in the U.S. and to issue our Ordinary Shares to foreign investors, none of the PRC laws and regulations apply to the Group’s business, regardless of whether directly or indirectly via counterparties or other third parties, none of the Group’s previous, current and planned operations with PRC companies subject it to PRC laws and regulations, and the Group is not regulated by any regulator in Mainland China, because (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China; (ii) we and our subsidiaries do not have any operations in Mainland China (although the Group has customers and vendors from Mainland China); (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong and all of our revenues and profits are generated by our subsidiaries in Hong Kong and BVI and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements for the same period; (v) although Beta HK may collect and store certain data (including certain personal information) from its clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and Beta HK will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, and the regulations in China regarding illegal collection and use of personal information through mobile applications do not apply to the Group, given that: (a) as of date of this prospectus, Beta HK has in aggregate collected and stored the personal information of less than ten thousand individuals in Mainland China and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data Beta HK has collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, Beta HK has not been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (vi) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

Intellectual Property

Currently, Beta HK owns the domain name “betaints.com,” which will expire on December 12, 2025 unless renewed by us. We intend to continuously renew this domain name. The information contained in, or accessible from, this website or any other website does not constitute a part of this prospectus.

Marketing and Brand Promotion

For our placing business, we generally source new clients and expand our business network through the personal networks of the management and account executives as well as referrals from the existing clients through the word-of-mouth. Specifically, our Responsible Officers are involved in pitching and liaising with our placing clients; and the staff dealers and account executives are responsible for sales and marketing activities, including maintaining regular communication and good relationships with clients, other business partners and professional parties involved in placing transactions.

With respect to our securities dealing and brokerage services, and our margin loans and IPO financings, we conduct targeted branding and marketing to attract potential customers using both online and traditional marketing channels. Our online marketing activities mainly include internet search engine results and advertisements on websites focused on trading and finance. We also promote our brand and trading platform through our corporate accounts on popular interactive social media platform. We benefit from cross-branding arrangements with third-party websites, and influential social media accounts, under which we cooperate to help improve each other’s brand recognition. We leverage strongly on social media such as WeChat official account to strengthen our brand equity, enhance our competitive advantages and expand our business.

We regularly initiate branding activities through online and traditional marketing channels to promote our brand awareness among existing and potential customers around the world.

Competition

The financial services sector in Hong Kong is highly competitive due to the vast number of market players offering securities broking services, placing service, and underwriting services. For details of the competitive landscape of the financial service industry in Hong Kong and the market drivers, see “Industry”. We have to compete effectively over competitors in terms of capital resources, pricing, client base, service coverage and quality, talents and brand recognition. Our competitors may have stronger capital resources, greater brand recognition in the market, more human resources, a wider range of services and longer operating histories than that of us. Apart from large multinational financial institutions, we also face competition from newly established local small and medium-sized financial services firms which offer similar range of services. Despite keen competition, we believe that our core competitive advantages, sound business planning and the contributions of our senior management have allowed us to rapidly stand out as a reputable financial services provider.

Placing Services

Pursuant to a search on SFC website on December 3, 2024, 1,565 licensed corporations were licensed or registered to carry on Type 1 (dealing in securities) regulated activity in Hong Kong. With the increasing number of listed companies in Hong Kong, equity fund raising on HKEX, either through IPOs or in the secondary market, has been substantial. IPOs have been a main source of equity funding.

While the market is active, competition in the placing business in Hong Kong is intense because of the relatively large number of market players. We face keen competition in provision of placing services in Hong Kong. We believe that competition in this market is primarily based on quality and scope of services, market reputation, business network, pricing, human and financial resources.

We have to compete with other market players, who may have more resources, offer a wider range of services and have a longer operating history than us. Such firms may leverage on their existing relationship with other companies, expertise, financial strength and established reputation to compete in the market. As a placing service provider, it is vital for us to maintain good relationships with our clients and investors and have a proven track record of fundraising supported by deep understanding of the market or industry and sufficient experience in advising on execution strategies, market timing, placing and allocation. As we continue to develop our placing business, we intend to leverage on our loyal and expanding retail client and investor base and devote further resources (including engaging research analysts to provide reports to support our equity capital markets department) to enhance our execution capability in providing placing services.

Securities dealing and brokerage services

The online brokerage market in Hong Kong is highly competitive and rapidly evolving, and our primary competitors include online brokers and other firms providing online brokerage services.

Although some of our competitors may have greater financial resources or a larger customer base than we do, we believe that our accessible and easy-to-use trading platform, comprehensive customer services, innovative products and services, unparalleled user experience, robust infrastructure, and strong brand recognition are powerful competitive strengths in the fast-evolving online brokerage market.

Employees

We had eight full time employees and one part time employee as of June 30, 2024. We had six full time employees and no part time employees as of June 30, 2023.

We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies.

Facilities/Properties

Our principal executive offices are based at Room 3326, 33/F, East Block, China Merchants Tower, Shun Tak Centre, 168-200, Connaught Road Central, Sheung Wan, Hong Kong (the “Premises”). The lease agreement has a term of 2 years from December 4, 2023 to December 3, 2025. The monthly rental fee for the Premises is HK$68,640.00, exclusive of government rates and government rent, management fee and air-conditioning charges, and all other outgoings and charges). Together with the government rates and government rent, management fee and air-condition charges, the total monthly rental fee for the Premises is HK$80,839.00. Pursuant to the terms of the lease agreement, we have placed a deposit of HK$404,195 with the landlord. The lease may be terminated upon one-month advance written notice by either party.

We believe that our subsidiaries’ existing facilities are adequate for their current requirements and our subsidiaries will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

Legal Proceedings

We and our subsidiaries are not currently a party to any litigation the outcome of which, if determined adversely to us or our subsidiaries, would individually or in the aggregate be reasonably expected to have a material adverse effect on our subsidiaries’ business and/or our operating results, cash flows or financial condition. We and our subsidiaries may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of business.

Seasonality

Our subsidiaries currently do not experience seasonality in their operations.

Insurance

Under the Securities and Futures Ordinance, Beta HK, as a Participant of the SEHK and which carries out Type 1 regulated activities (dealing with securities), is required to take out and maintain insurance in relation to fidelity and crime risks in the manner prescribed by the Securities and Futures (Insurance) Rules. Beta HK has in place the License Holders Insurance Scheme (LHI), which is underwritten by Marsh (Hong Kong) Limited. The LHI does not cover professional indemnity or pure unauthorized trading where there is no intent or direct fund. The LHI, however, covers fidelity and crime risks, such as loss of client assets due to theft of employees or other fraudulent acts. The LHI has the expiring policy limit of HK$15,000,000 with an excess of HK$3,000,000 for every claim/loss.

In addition to the LHI, we also maintain property insurance which covers risks of Office Content, Business Interruption, Money and Assault, Public Liability, and Employee’s Compensation, as well as Group Life and Medical insurance. We consider that our Company currently maintains adequate insurance policies.

Aside from the insurance coverage described above, we do not currently maintain nor plan to purchase directors and officers liability insurance in the future. Our directors consider the existing insurances that we have in place are adequate for our business.

REGULATIONS

The Group conducts its major operations in Hong Kong. The Group also has customers, vendors and counterparties in Mainland China. This section sets forth a summary of the most significant rules and regulations that affect our business activities in Hong Kong and Mainland China.

Hong Kong Regulations

Regulations related to our Securities Dealing and Brokerage Services, Margin Loans and IPO Financings Services and Placing Services

Licensing regime

The Securities and Future Commission of Hong Kong, or the SFC, authorizes corporations and individuals through licenses to act as financial intermediaries. Under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO, unless any exemption under the SFO applies, a corporation which is not an authorized financial institution but carries out the following activities must be licensed by the SFC: (i) carrying on a business in a regulated activity (or holding itself out as carrying on a business in a regulated activity); or (ii) actively marketing, whether by itself or another person on its behalf and whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, and such services would constitute a regulated activity if provided in Hong Kong.

Types of regulated activities

The SFO promulgates a single licensing regime where a person only needs one licence or registration to carry on different types of regulated activity as defined in Schedule 5 to the SFO provided that he is fit and proper to do so. There are 13 types of regulated activities, namely:

Type 1 Dealing in securities

Type 2 Dealing in futures contracts

Type 3 Leveraged foreign exchange trading

Type 4 Advising on securities

Type 5 Advising on futures contracts

Type 6 Advising on corporate finance

Type 7 Providing automated trading services

Type 8 Securities margin financing

Type 9 Asset management

Type 10 Providing credit rating services

#Type 11 Dealing in OTC derivative products or advising on OTC derivative products

#Type 12 Providing client clearing services for OTC derivative transactions

Type 13 Providing depositary services for relevant CISs

#Note: Not yet in operation for licensing purposes

As of the date of this prospectus, Beta HK is licensed to conduct (i) Type 1 (dealing in securities) regulated activities, and (ii) Type 4 (advising on securities) regulated activities under the SFO in Hong Kong.

Responsible Officer

Each licensed corporation should appoint at least two responsible officers to directly supervise the conduct of each regulated activity for which the licensed corporation operates and at least one of the responsible officers must be an executive director of the licensed corporation as defined under the SFO. As defined by the SFO, an “executive director” refers to a director of the corporation who actively participates in or is responsible for directly supervising the business of the regulated activity. All executive directors must seek SFC’s prior approval as responsible officers accredited to the licensed corporation. Further, for each regulated activity, the licensed corporation should have at least one responsible officer available at all times to supervise the business of the regulated activity for which the corporation is licensed. The same individual may be appointed to be a responsible officer for more than one regulated activity, as long as he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. A person who intends to apply to be a responsible officer must demonstrate that he/she satisfies the requirement in relation to sufficient authority and is fit and proper to be so approved. A responsible officer applicant must have sufficient authority to supervise the business of the regulated activity within the licensed corporation. Additionally, the responsible officer applicant must be competent, having regard to his/her academic/industry qualifications, relevant industry experience, management experience and regulatory knowledge.

Licensed Representative

An individual is required to be a licensed representative if he or she is performing a regulated function for his or her principal which is a licensed corporation in relation to a regulated activity carried on as a business, or he or she holds himself out as performing such a function. A person who intends to apply to be a licensed representative must demonstrate his or her competence requirement under the SFO. An applicant has to establish that he or she has the requisite basic understanding of the market in which he or she is to work as well as the laws and regulatory requirements applicable to the industry. The SFC will have regard to the applicant’s academic and industry qualifications and regulatory knowledge in assessing the applicant’s competence to be licensed as a licensed representative.

Managers-in-Charge of Core Functions, or the MICs

A licensed corporation is required to designate certain individuals as MICs and provide to the SFC information about its MICs and their reporting lines. MICs are individuals appointed by a licensed corporation to be principally responsible, either alone or with others, for managing each of the following eight core functions of the licensed corporation: (a) overall management oversight; (b) key business lines; (c) operational control and review; (d) risk management; (e) finance and accounting; (f) information technology; (g) compliance; and (h) anti-money laundering and counter-terrorist financing.

The management structure of a licensed corporation (including its appointment of MICs) should be approved by the board of the licensed corporation. The board should ensure that each of the licensed corporation’s MICs has acknowledged his or her appointment as MIC and the particular core function(s) for which he or she is principally responsible.

As of the date of this prospectus, through Beta HK, we have registered and maintained the following licenses from SFC: (i) SFO Type 1 License, effective since January 31, 2024, for conducting regulated activities related to dealing in securities; (ii) SFO Type 4 License, effective since January 31, 2024, for conducting regulated activities related to advising on securities. Beta HK has appointed three responsible officers to directly supervise the conduct of each regulated activity that Beta HK licensed for.

Ongoing obligations for compliance by licensed corporations and intermediaries

Fit and proper requirement

In April 2017, the SFC issued the Licensing Handbook (last updated in October 24), which provides the ongoing obligations for compliance of a licensed corporation. In general, licensed corporations and licensed representatives must remain fit and proper at all times and must comply with all applicable provisions of the SFO and its subsidiary legislation as well as the codes and guidelines issued by the SFC.

The Fit and Proper Guidelines issued by the SFC under section 399 of the SFO summaries certain matters that the SFC will generally consider when determining whether the person is a fit and proper person to be licensed under the SFO. The Fit and Proper Guidelines apply to a number of persons including, among others, an individual who applies for license or is licensed under Part V of the SFO, a licensed representative who applies for approval or is approved as a responsible officer under Part V of the SFO, a corporation which applies for license or is licensed under Part V of the SFO and a substantial shareholder of a licensed corporation who applied for approval or is approved as a substantial shareholder under section 132 of the SFO.

Under the Fit and Proper Guidelines, the SFC will consider the following matters of the applicant in addition to any other issues as it may consider to be relevant:

(a)     financial status or solvency;

(b)    educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c)     ability to carry on the regulated activity concerned competently, honestly, and fairly; and

(d)    reputation, character, reliability, and financial integrity of the applicant and other relevant persons as appropriate.

The SFC will consider the above matters in respect of the person (if an individual), the corporation and any of its officers (if a corporation).

In addition to the above, the SFC may also take into account of the following matters:

(a)     decisions made by such relevant authorities as stated in section 129(2)(a) of the SFO or any other authority or regulatory organization, whether in Hong Kong or elsewhere, in respect of that person;

(b)    in the case of a corporation, any information relating to:

(i)     any other corporation within the group of companies; or

(ii)    any substantial shareholder or officer of the corporation or of any of its group companies;

(c)     in the case of a corporation licensed under section 116 or 117 of the SFO or registered under section of the SFO or an application for such license or registration:

(i)     any information relating to any other person who will be acting for or on its behalf in relation to the regulated activity; and

(ii)    whether the person has established effective internal control procedures and risk management systems to ensure its compliance with all applicable regulatory requirements under any of the relevant provisions;

(d)    in the case of a corporation licensed under section 116 or section 117 of the SFO or an application for the license, any information relating to any person who is or to be employed by, or associated with, the person for the purposes of the regulated activity; and

(e)     the state of affairs of any other business which the person carries on or proposes to carry on.

The SFO empowers the SFC to take disciplinary actions, pursuant to section 194 or section 196 of the SFO, against a regulated person of a licensed person or registered institution respectively if: (a) the person is, or was at any time, guilty of misconduct; or (b) the SFC is of the opinion that the person is not a fit and proper person to be or to remain the same type of regulated person. Under section 132 of the SFO, the SFC would refuse the application for a person to become or continue to be a substantial shareholder of the licensed corporation concerned unless the relevant person satisfies the SFC that the corporation will remain a fit and proper person to be licensed if the application is approved.

Maintenance of minimum paid-up share capital and liquid capital

Depending on the type of regulated activity, licensed corporations must maintain at all times paid-up share capital and liquid capital not less than the specified amounts according to the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) or the Financial Resources Rules. If a licensed corporation conducts more than one type of regulated activity, the minimum paid-up share capital and liquid capital that it must maintain shall be the highest amount required amongst those regulated activities. Beta HK is licensed to carry out Type 1 (dealing in securities) and Type 4 (advising on securities) regulated activities. Under the Financial Resources Rules, Beta HK shall, at all times, any minimum paid-up share capital of HK$10,000,000 (approximately $1,282,051) since Beta HK provides securities margin financing. As for the minimum liquid capital requirement, Beta HK shall, at all times, maintain a minimum liquid capital of HK$3,000,000 (approximately $384,615) according to the Financial Resources Rules. Beta HK is also required to submit monthly financial resources returns to the SFC as required under the Financial Resources Rules.

If a licensed corporation offers credit facilities to its customers who would like to purchase securities on a margin basis, or provides financing for applications of shares in connection with IPOs, it must monitor its liquid capital level continuously in order to satisfy the Financial Resources Rules requirements. If the margin requirement of the licensed corporation increases, it would be required to maintain additional liquid capital. Pursuant to section 8A of the Securities and Futures (Client Securities) Rules (Cap 571H), the maximum aggregate market value of repledged securities must not exceed 140% of the value of margin loan balance at the end of a trading day. Further, pursuant to section 42(1) of the Financial Resources Rules, a licensed corporation licensed for Type 1 or Type 8 regulated activity shall include in its ranking liabilities, any amount receivable from any of its margin clients, when calculated on a client-by-client basis, exceeds 10% of the aggregate of amounts receivable from its margin portfolio.

Maintenance of segregated accounts and custody and handling of client securities

A licensed corporation and any associated entity of the licensed corporation must maintain segregated account(s), and custody and handling of client securities in accordance with the requirements of the Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong), or the SFCSR. The SFCSR sets out how intermediaries and any associated entity of the licensed corporation should manage client securities and securities collateral that are listed or traded on HKEX, and are received or held in Hong Kong by or on behalf of the intermediary or any associated entity of the licensed corporation in the course of the conduct of any regulated activity for which the intermediary is licensed or registered. Pursuant to section 10(1) of the SFCSR, an intermediary and any associated entity of the licensed corporation should take reasonable steps to ensure that client securities and securities collateral of the intermediary are not deposited, transferred, lent, pledged, re-pledged or otherwise dealt with except as provided in the SFCSR. Similarly, General Principle 8 of the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission requires a licensed person to ensure that client assets are promptly and properly accounted for and are adequately safeguarded.

Maintenance of segregated account(s), and holding and payment of client money

A licensed corporation and any associated entity of the licensed corporation must maintain segregated account(s), and holding and payment of client money in accordance with the requirements under the Securities and Futures (Client Money) Rules (Chapter 571I of the Laws of Hong Kong) or the SFCMR. The SFCMR sets out the requirements to ensure proper handling of client money. It prescribes the treatment of client money received or held in Hong Kong by licensed corporations or any associated entity of the licensed corporation.

Issue of contract notes, statements of account and receipts

A licensed corporation must issue contract notes, statements of accounts and receipts in accordance with the requirements under the Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules (Chapter 571Q of the Laws of Hong Kong), or the SFCNR unless an exemption applies. The SFCNR requires all licensed corporations entering into contracts with or on behalf of their clients to provide contract notes to their clients in the course of regulated activities for which they are licensed or registered. For those intermediaries providing financial accommodation or entering into margined transactions with or on behalf of their clients, it is also required under the SFCNR that a statement of account including a summary of the details of the account is provided to clients. In addition, licensed corporations are required to provide a monthly statement summarizing activities in the account for the month and, subject to some exceptions, receipts for client assets received.

Record keeping requirements

A licensed corporation must keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong), or the Recording-Keeping Rules. The Recording-Keeping Rules requires licensed corporations to keep proper records. It prescribes the records are to be kept by licensed corporations to ensure that they maintain comprehensive records in sufficient detail relating to their businesses and client transactions for proper accounting of their business operations and clients’ assets. In addition, the premises used for keeping records or documents required under the SFO and the Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, must be approved by the SFC as required under section 130 of the SFO. Records must also be kept in accordance with the AMLO and related guidelines, as well as applicable company and general law requirements.

Submission of audited accounts

A licensed corporation must submit its audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong), or SFAAR. SFAAR prescribes the contents of the financial statements and the auditor’s report of such accounts to be submitted by licensed corporations to the SFC. Licensed corporations and associated entities of licensed corporations or authorized financial institutions (except for those which are authorized financial institutions) are required to submit their financial statements, auditor’s reports, and other required documents within four months after the end of each financial year as required under section 156(1) of the SFO.

Payment of annual fees

Licensed corporations, licensed persons and registered institutions should pay annual fees within one month after each anniversary date of the licenses or registrations under section 138(2) of the SFO.

Maintenance of insurance

A licensed corporation must maintain insurance against specific risks for specific amounts in accordance with the requirements under the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong) unless exempted.

Notification to the SFC of certain changes and events

A licensed corporation is required by the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong) to notify the SFC of certain changes and events, which include, among others, (i) changes in the basic information of the licensed corporation, its controlling persons and responsible officers, or its subsidiaries that carry on a business in any regulated activity; (ii) changes in the capital and shareholding structure of the licensed corporation; and (iii) significant changes in the business plan of the licensed corporation.

Submission of annual returns

Section 138(4) of the SFO stipulates that each licensed corporation or licensed individual is required to submit an annual return to the SFC within one month after each anniversary date of his/her/its licenses. Failure to submit annual return before the due date could result in suspension and revocation of the license under sections 195(4)(b) and 195(6) of the SFO.

Continuous professional training

According to the Guidelines on Continuous Professional Training published by the SFC pursuant to section 399 of the SFO, a licensed corporation is held primarily responsible for designing and implementing a continuous education system best suited to the training needs of the individuals it engages which will enhance their industry knowledge, skills and professionalism. A licensed corporation should at least annually evaluate its training programs and make commensurate adjustments to cater for the training needs of the individuals it engages. Licensed individuals must undertake a minimum of 5 continuous professional training hours per calendar year for each regulated activity he or she engages in, except for Type 7 (providing automated trading services) regulated activity. The SFC also requires training on particular issues, such as anti-money laundering and counter-terrorist financing issues.

Obligation for substantial shareholder

Under sections 131 and 132 of the SFO, a person (including a corporation) has to apply for the SFC’s approval before becoming or continuing to be, as the case may be, a substantial shareholder of a licensed corporation. An individual or a corporation will be a substantial shareholder of a licensed corporation if the relevant individual or corporation, either alone or with his or its associates, has more than 10% direct interests or 35% or more indirect interests in the shares of a licensed corporation ascribed under section 6 of Part 1 of Schedule 1 of the SFO. “associate” is defined under Part 1 of Schedule 1 to the SFO which includes associate relationships such as family member, employer and employee, a director and/or shareholder of the corporation, companies within the same groups of companies and trust, trustee and beneficiary owner, etc. Any person contravenes this requirement commits a criminal offence and is liable on conviction to a maximum fine of HK$1,000,000 (approximately US$128,205) and imprisonment for two years, and to a daily penalty of HK$5,000 (approximately US$641) for each day on which the offence is continued. A person, being aware that he or she becomes a substantial shareholder of a licensed corporation without the SFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he or she becomes so aware, apply to the SFC for approval to continue to be a substantial shareholder of the licensed corporation.

Other Approvals from the SFC

Prior approval would also need to be obtained from the SFC in the circumstances such as addition or reduction of regulated activity, modification or waiver of licensing conditions, change in record-keeping premises and change of financial year end.

Other key ongoing obligations

Outlined below are other key ongoing obligations of a licensed corporation:

•        payment of the prescribed fees to the SFC as described in Schedule 1 to the Securities and Futures (Fees) Rules (Chapter 571AF of the Laws of Hong Kong);

•        exhibit the printed license or certificate of registration (as the case may be) in a prominent place at its principal place of business in accordance with the requirements under the Securities and Futures (Miscellaneous) Rules (Chapter 571U of the Laws of Hong Kong); and

•        compliance with business conduct requirements under the Code of Conduct, the Internal Control Guidelines, Guidelines for Securities Margin Financing Activities and other applicable codes and guidelines issued by the SFC.

Exchange and Clearing Participantship

Trading Rights

In addition to the licensing requirements under the SFO, the rules promulgated by The Stock Exchange of Hong Kong Limited, or the SEHK require any person who wishes to trade on or through their respective facilities to hold a trading right, or the Trading Right. The Trading Right confers on its holder the eligibility to trade on or through the relevant exchange. However, the holding of a Trading Right does not, of itself, permit the holder to actually trade on or through the relevant exchange. In order to do this, it is also necessary for the person to be registered as a participant of the relevant exchange in accordance with its rules.

Stock Exchange Trading Rights are issued by the SEHK at a fee and in accordance with the procedures set out in their respective rules. Alternatively, Stock Exchange Trading Rights can be acquired from existing Trading Right holders subject to the rules of the respective exchanges.

Exchange Participantship

The table below sets out a summary of the requirements for becoming an exchange participant of Hong Kong Stock Exchange Participant:

Hong Kong Stock Exchange Participant
Legal Status	Being a company limited by shares incorporated in Hong Kong
SFC Registration	Being a licensed corporation qualified to carryout Type 1 regulated activity under the SFO
Trading Right	Holding a Hong Kong Stock Exchange Trading Right
Financial Standing	Having good financial standing and integrity
Financial Resources Requirement	Complying with the minimum capital requirement, liquid capital requirement and other financial resources requirements as specified by the FRR and the relevant rules of SEHK

Clearing Participantship

An entity must be an exchange participant of the relevant exchange before it can become a clearing participant of the following clearing houses, namely the Hong Kong Securities Clearing Company Limited, or the HKSCC, HKFE Clearing Corporation Limited, and The SEHK Options Clearing House Limited.

HKSCC

HKSCC has, among others, two categories of participantship: (1) the direct clearing participant; and (2) the general clearing participant. The requirements of direct clearing participantship are as follows:

•        to be an exchange participant of HKEX;

•        to undertake to (i) sign a participant agreement with HKSCC; (ii) pay to HKSCC an admission fee of HK$50,000 in respect of each Hong Kong Stock Exchange Trading Right held by it; and (iii) pay to HKSCC its contribution to the guarantee fund of HKSCC as determined by HKSCC from time to time subject to a minimum cash contribution of the higher of HK$50,000 or HK$50,000 in respect of each Hong Kong Stock Exchange Trading Right held by it;

•        to open and maintain a single current account with one of the Central Clearing and Settlement System of Hong Kong (“CCASS”) designated banks and execute authorizations to enable the designated bank to accept electronic instructions from HKSCC to credit or debit the account for CCASS money settlement, including making payment to HKSCC;

•        to provide a form of insurance to HKSCC as security for liabilities arising from defective securities deposited by it into CCASS, if so required by HKSCC; and

•        to have a minimum liquid capital of HK$3,000,000.

As of the date of this prospectus, Beta HK is a participant of SEHK and a direct clearing participant of HKSCC.

Laws and Regulations Related to Privacy Protection

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or PDPO, covers any personal data that relates directly or indirectly to a living individual in Hong Kong, can be used to directly or indirectly ascertain the identity of that individual, and exists in a form in which access or processing is practicable. It applies to a data user who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of the data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes such data protection principles unless the act or practice, as the case may be, is required or permitted under the PDPO.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data in Hong Kong, or the Privacy Commissioner. The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and/or imprisonment. Any person contravening an enforcement notice shall be liable to a maximum penalty of up to HK$50,000 and imprisonment for two years.

The PDPO also criminalizes, among others, misuse or inappropriate use of personal data in direct marketing activities; non-compliance with data access request and unauthorized disclosure of personal data obtained without data user’s consent. The maximum penalty for breach under the PDPO is a fine of up to HK$1.0 million and imprisonment for up to five years.

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 (approximately $12,800,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately $12,800) and imprisonment for two years. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately $1,290). As of the date of this prospectus, we believe our subsidiaries in Hong Kong have taken sufficient employee compensation insurances for its employees required under the ECO.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 (approximately $3,830) per month and the maximum amount of contribution payable by the employer to the MPF Scheme is HK$1,500 (approximately $192). Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$350,000 (approximately $44,700) and imprisonment for three years, and to a daily penalty of HK$500 (approximately $64) for each day on which the offence is continued.

Regulations related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 (approximately US$256,000) and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$256,000) on corporations from the year of assessment of 2018/2019 onwards. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. Itis an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong)

The United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong), or the UNSO, and its subsidiary regulations implement in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions, including but not limited to Afghanistan, Iran and the Democratic People’s Republic of Korea, as instructed by the Ministry of Foreign Affairs of the PRC. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from such jurisdictions, and a contravention or breach of different sanctions or trade restrictions in the regulations constitutes an offence under the UNSO.

Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong)

The Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong), or the WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Guidelines issued by the SFC

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism, or the AML & CFT Guideline and the Prevention of Money Laundering and Terrorist Financing Guideline issued by the Securities and Futures Commission for Associated Entities issued by the SFC and as amended or supplemented by the SFC from time to time.

The AML & CTF Guideline provides guidance to licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Pursuant to the AML & CTF Guideline, licensed corporations should, among other things, assess the risks of any new products and services before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees.

The following individuals are members of the Board and executive management of the Registrant.

Directors and Executive Officers	Age	Position/Title
Xianxin Xiang	42	Chief Executive Officer and Director
Didi Zhang	33	Chief Financial Officer
Shaojie Sun	31	Director
Chun Fai Fong	46	Director Nominee
Haobing Fan	36	Director Nominee
Christine Deschemin	49	Director Nominee

The following is a brief biography of each of our executive officers and directors:

Mr. Xianxin Xiang is the Chief Executive Officer and a director of the Company. From November 2019 to January 2024, Mr. Xiang was the Chief Executive Officer of FTFT International Securities and Futures Limited. Mr. Xiang graduated from the Inner Mongolia Agricultural University in 2005, with a Bachelor of Management Science, and from University of Chinese Academy of Social Sciences in 2019, with a Master of Energy Management (awarded in partnership with Tulane University).

Mr. Shaojie Sun is a director of the Company. From January 2023 to May 2024, he was the general manager of Shenning Tongren Culture Media Co., Ltd., where he was leading an entire team in the business. From January 2021 to January 2022, he was working as a contractor in a freelance capacity, for numerous clients. From August 2016 to June 2020, he was a sales director at Bank of Communications Kanglian Insurance Company. Mr. Sun graduated from Henan Polytechnic University in 2014 with a Bachelor of Accounting.

Mr. Didi Zhang is the Chief Financial Officer of the Company. From July 2022 to November 2024, Mr. Zhang was the Chief Financial Officer of Oriental Ruixin (Hainan) Private Equity Fund Management Co., Ltd. From January 2021 to July 2022, Mr. Zhang was the assistant to the president of Guangdong Jumi Private Equity Securities Investment Fund Management Co., Ltd. From December 2018 to January 2021, Mr. Zhang was an auditor at Lixin Certified Public Accountants LLP. Mr. Zhang graduated from Bangor University in 2015 with a Bachelors of Science in Accounting and Finance, and from the City University of London, Cass Business School in 2016, with a Masters of Science in Investment Management.

Mr. Chun Fai Fong will begin serving as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Fong will serve as chairman of the [    ] committee and as a member of the [    ] and [    ] committees. Since October 2024, Mr. Fong has been serving as the president of Mango Financial Limited. From September 2023 to September 2024, he served as advisor and chief financial officer of 91360 Med Tech (Nanjing) Co., Ltd. From August 2021 to September 2023, he served as the head of corporate finance of Ping An of China Capital HK Ltd (a member of Ping An Insurance (Group) Company of China, Ltd.). From October 2019 to January 2021, he served as head of corporate finance of CISI Capital Limited (a member of China Industrial Securities International Financial Group Limited). From August 2018 to September 2019, he served as executive director of Orient Capital Hong Kong Limited (a member of Orient Securities Co., Ltd). From July 2010 to September 2017, he served as executive director of BOCI Asia Limited (a member of Bank of China Limited). From May 2005 to January 2009, he was a senior manager at BNP Paribas (Asia Pacific) Limited. From January 2004 to May 2005, he was an associate at ICEA Capital Limited (a member of Industrial and Commercial Bank of China Limited). From June 2001 to December 2003, he was a staff accountant at Ernst & Young Hong Kong. Mr. Fong graduated from the University of Hong Kong in 2001, with a Bachelor degree in Actuarial Sciences.

Mr. Haobing Fan will begin serving as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Fan will serve as chairman of the [    ] committee and as a member of the [    ] and [    ] committees. Since April 2023, Mr. Fan has been serving as a senior management research specialist at BYD Co., Ltd. From May 2019 to March 2023, he was general manager of Shenzhen Hongrui Management Consulting Co., Ltd. Mr. Fan graduated from the China Three Gorges University in 2010 with a Bachelor of Science in Electronic Information Science and Technology.

Ms. Christine Deschemin will begin serving as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Ms. Deschemin will serve as chairman of the [    ] committee and as a member of the [    ] and [    ] committees. Since November 2017, Ms. Deschemin has

been serving as a director of Alliance Francaise De Hong Kong. Ms. Deschemin is the CEO and founder of Renewed Edge Limited, which she founded in August 2016 and where she currently serves as CEO, and Upnow Health Limited, which she founded in January 2021 and where she currently serves as CEO. Ms. Deschemin received her Master of Science degree from Ecole Polytechnique in 1999, her Master of Science Degree from Ecole Nationale Superieure De L’aeronautique Et De L’espace in 2001, and her MBA in Business from Harvard Business School in 2007.

Pursuant to our amended and restated articles of association as we expect them to become effective upon completion of this offering, the minimum number of directors shall consist of not less than three persons and there shall be no maximum number of directors unless otherwise determined from time to time by the shareholders in a general meeting. Unless removed or re-appointed, each director shall hold office until the expiration of his term, or his resignation from the Board, or until his successor shall have been elected and qualified. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting.

For additional information, see “Description of Share Capital”.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. We have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

The board of directors of the Registrant, which currently consists of Messrs. Shaojie Sun and Xianxin Xiang, are making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon closing of this offering: an audit committee, a compensation committee and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended June 30, 2024 and 2023 earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded $100,000 (the “named executive officers”).

Name and Principal Position	Year Ended June 30,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Xianxin Xiang,	2024	29,371	261,901	—	—	—	—	959	292,231
Chief Executive Officer(1)	2023	—	—	—	—	—	—	—	—

Didi Zhang,	2024	—	—	—	—	—	—	—	—
Chief Financial Officer(2)	2023	—	—	—	—	—	—	—	—

____________

(1)      Xianxin Xiang started to receive the compensation from Beta HK as its Chief Executive Officer in February 2024.

(2)      Didi Zhang was appointed as the Chief Financial Officer after June 30, 2024.

Agreements with Named Executive Officers

On December 1, 2024, we have entered into employment agreements with our executive officers, pursuant to which the payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the US. Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Mr. Xianxin Xiang, our Chief Executive Officer and Director, has a fixed term from December 1, 2024 to November 30, 2026, and provides for monthly salary of HK$40,000 (excluding any fringe benefits generally provided by the Group at Mr. Xiang’s job level and discretionary bonus).

Our employment agreement with Mr. Didi Zhang, our Chief Financial Officer, has a fixed term from December 1, 2024, to November 30, 2026, and provides for monthly salary of HK$20,000 (excluding any fringe benefits generally provided by the Group at Mr. Zhang’s job level and discretionary bonus).

Compensation of Directors

For the fiscal years ended June 30, 2024 and 2023, we did not compensate our directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners(1)	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering(2)
	Number	%	Number	%
Directors and Executive Officers:
Xianxin Xiang(3)	5,286,600	29.4	5,446,800	[ ]
Shaojie Sun(4)	5,446,800	30.3	5,286,600	[ ]
Didi Zhang	—	—	—	—
Chun Fai Fong	—	—	—	—
Haobing Fan	—	—	—	—
Christine Deschemin	—	—	—	—
All directors and executive officers as a group (6 persons)	10,733,400	59.6	10,733,400	[ ]
5% shareholders:
Jieying International Holdings Limited(4)	5,446,800	30.3	5,446,800	[ ]
Real Wisdom Capital International Holdings Limited(3)	5,286,600	29.4	5,286,600	[ ]
Amazing Genius International Limited(5)	3,612,600	20.1	3,612,600	[ ]
Cong Gao(5)	3,612,600	20.1	3,612,600	[ ]
WellCell Tech (HK) Co., Limited(6)	1,980,000	11.0	1,980,000	[ ]

____________

(1)      Unless otherwise noted, the business address of each of the above entities or individuals is c/o Beta FinTech Holdings Limited, Rm3326, East Block, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

(2)      Applicable percentage of ownership is based on [    ] Ordinary Shares outstanding immediately after the offering.

(3)      Xianxin Xiang, our CEO and Chairman, controls Real Wisdom Capital International Holdings Limited. As such, Xianxin Xiang is deemed to beneficially own 5,286,600 shares held Real Wisdom Capital International Holdings Limited.

(4)      Shaojie Sun, our director, controls Jieying International Holdings Limited. As such, Shaojie Sun is deemed to beneficially own 5,446,800 shares held through Jieying International Holdings Limited.

(5)      Cong Gao, one of our Major Shareholders, controls Amazing Genius International Limited. As such, Cong Gao is deemed to beneficially own 3,612,600 shares held through Amazing Genius International Limited.

(6)      The address of WellCell Tech (HK) Co., Limited is Rm 6307-08,63/F, Central Plaza,18 Harbour Road, Wan Chai, Hong Kong.

RELATED PARTY TRANSACTIONS

Except for the compensation and other arrangements described in “Executive and Director Compensation” elsewhere, our related party balances as of June 30, 2024 and 2023 and transactions since July 1, 2024 are identified as follows:

Nature of relationships with related parties

Name	Relationship with the Company
Xianxin Xiang	Shareholder and director of the Company
Beta Information Services Limited	Entity controlled by shareholders of the Group
Wonderland International Financials Limited	Entity controlled by previous shareholder, Wonderland International Financial Holdings Company
Wonderland International Financial Holdings Limited	Entity controlled by previous shareholder, Wonderland International Financial Holdings Company

Related parties transactions

Name	Nature	For the years ended June 30,		From July 1, 2024 to November 30, 2024
		2024	2023
		US$	US$	US$
Xianxin Xiang	Interest income from margin loans	145	—	934
Beta Information Services Limited	Professional fee	153,472	—	192,562
Wonderland International Financial Holdings Limited	Management fee income	—	68,902	—
Wonderland International Financials Limited	Other general and administrative expenses – management fee expenses	43,230	34,839	—

Management fee expenses represent service fees for general corporate management paid to Wonderland International Financial Holdings Limited. These corporate services were terminated on October 31, 2023.

Related parties balances

Name	Nature	As of June 30,		As of November 30, 2024
		2024	2023
		US$	US$	US$
Xianxin Xiang	Loans to customers	26,900	—	69,471
Beta Information Services Limited	Prepaid expenses	76,841	—	—
Xiang Xianxin	Payables to customers	(2,554)	—	—
Wonderland International Financial Limited	Amount due to related parties	—	1,276,112	—

Balances with related parties are unsecured and repayable on demand and non-interest bearing of which no interest income was recognized on the funds advanced except for the loans to Xianxin Xiang, director of the Company which bears an interest rate of 4.8% per annum. These balances are non-trade in nature except for the loans to customer and payable to customer. All balances will be settled by cash before listing.

Employment Agreements

See “Executive Compensation — Agreements with Named Executive Officers”.

Policy Concerning Related Party Transactions

On [*], the Company’s board of directors approved the adoption of its related party transaction policy, or the “Related Party Transaction Policy”, which sets forth, among others, the definition of a related party transaction and its review process which requires the submission of transaction details, including name of the related party, transaction value, timing of the transaction and nature of the transaction. All transactions determined to be a related party transaction under the Related Party Transaction Policy by the Company’s general counsel are submitted to the Audit Committee for review. The Audit Committee will review the related party transaction in its entirety with specific consideration to the independent nature between the related party and the transaction execution process, and that the execution of the transaction is in the best interest of the Company. If a related party transaction is a continuing transaction, the Audit Committee, at a minimum, will review the transaction on an annual basis.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital consisted of 50,000,000 Ordinary Shares, with a par value of $0.001 each.

As of the date of this prospectus, there were 18,000,000 Ordinary Shares issued and outstanding.

Upon the closing of this offering, we will have [•] Ordinary Shares issued and outstanding. Our authorized share capital post-offering will be $500,000 divided into 500,000,000 Ordinary Shares of par value of $0.001 each.

Our amended and restated memorandum and articles of association will become effective immediately prior to completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Objectives of Our Company

Under our memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares

Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our amended and restated memorandum and articles of association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account or as otherwise permitted by the Companies Act, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights

Subject to any rights and restrictions attached to any shares, on a show of hands every shareholder present in person and every person representing a shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every shareholder and every person representing a shareholder by proxy shall have one vote for each Ordinary Share of which he or the person represented by proxy is the holder. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is demanded.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the Ordinary Shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each calendar year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing, as at the date of the deposit of the requisition, in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our Company that as at the date of the deposit entitled to vote at general meetings, our chairman or board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Liquidation

On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits, out of the share premium account, or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our Company is being wound-up, may be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

The Company’s amended and restated memorandum of association authorizes its board of directors to issue additional Ordinary Shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares. Under the Companies Act, there is no requirement for the directors of a company to obtain the approval of its shareholders for the issue of authorised but unissued shares.

However, NASDAQ Marketplace Rules require that a NASDAQ-listed company obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may at our option comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we intend to voluntarily follow most Nasdaq corporate governance rules, including rules regarding committee structure and director independence, as described above, we may choose to take advantage of some exemptions afforded to foreign private issuers, including but not limited to the exemption from the requirement to obtain shareholder approval for certain issuances of securities.

The Company’s amended and restated memorandum and articles of association authorize its board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rates, conversion rights, voting rights; and

•        the rights and terms of redemption and liquidation preferences.

The Company’s board of directors may issue preference shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Declaration of Interest

Pursuant to our amended and restated memorandum and articles of association, a director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the listing rules of the designated stock exchange and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Compensation

Under the amended and restated memorandum and articles of association, the remuneration of the directors may be determined by our directors or by ordinary resolution of the shareholders.

Borrowing Powers

Our directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Qualification of Directors

There is no shareholding qualification for directors nor is there any specified age limit for directors.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for the amended and restated memorandum and articles of association of our Company, any special resolutions passed by our Company and the register of mortgages and charges of our Company). However, we will provide our shareholders with annual audited financial statements.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue negotiable or bearer shares or shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number representing seventy-five per cent in value of the creditors or class of creditors, or is approved by seventy-five per cent in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than 90.0% in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we intend to enter into indemnification agreements with our directors and executive officers prior to the completion of this offering, that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our articles of association provide that any ordinary or special resolution of shareholders and any other action that may be taken by the shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, by all shareholders who would have been entitled to attend and vote at a meeting called for the purpose of passing such a resolution or taking any other action.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding at the date of deposit of requisition shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company that as at the date of the deposit entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our chairman or board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings. See “Ordinary Shares — General Meetings of Shareholders.” for more information on the rights of our shareholders’ rights to put proposals before the annual general meeting.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our articles of association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our Ordinary Shares. We cannot assure you that a liquid trading market for our Ordinary Shares will develop on Nasdaq or be sustained after this offering. Future sales of substantial amounts of shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Ordinary Shares. Further, since a large number of our Ordinary Shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have [    ] Ordinary Shares outstanding. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares, and while we intend to submit application for the Ordinary Shares to be listed on Nasdaq, we cannot assure you that a regular trading market will develop in the Ordinary Shares.

Lock-up Agreements

We have agreed that we will not offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities that are convertible into or exercisable or exchangeable for our Ordinary Shares, or file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (other than a registration statement on Form S-8) without the prior written consent of the underwriter for a period ending 180 days after the commencement of sales of the offering, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, executive officers, and existing beneficial owners of 5% or more of our outstanding Ordinary Shares has agreed, subject to some exceptions, not to offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares, without the prior written consent of the underwriter for a period ending 180 days after the commencement of sales of the offering. After the expiration of the 180-day period, Ordinary Shares held by our directors, executive officers or existing beneficial owners of 5% or more of our outstanding Ordinary Shares may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and our existing beneficial owners of 5% or more of our outstanding Ordinary Shares, such extension is waived by the underwriter.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this offering; or

•        the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following are material Cayman Islands tax, Hong Kong tax and U.S. federal income tax considerations relevant to an investment in our Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the Cayman Islands, Hong Kong, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies except for those which hold interests in land in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Substance Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Enterprise Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, each holder or prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult its own tax advisers regarding the tax consequences of purchasing, holding or selling the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States. Under the current laws of Hong Kong:

•        No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

•        Revenues gains from the sale of the Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

•        Gains arising from the sale of the Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profit tax rates of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000, on their taxable income generated from operations in Hong Kong from year of assessment of 2018/2019 onwards, including the years of assessment of 2021/2022 and 2022/2023.

Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any withholding tax in Hong Kong. See “Dividend Policy” for further details on our dividend policy.

Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Share. This summary applies only to beneficial owners our Ordinary Share as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Share. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        underwriters;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        grantor trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        the Company’s officers or directors;

•        holders who are not U.S. Holders;

•        persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Share through such entities.

U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Share that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Share, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Share and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Share.

Persons considering an investment in our Ordinary ShareS should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Share including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Ordinary Share

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on our Ordinary Share out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Ordinary Share will meet the conditions required for the reduced tax rate. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Ordinary Share. Dividends received on our Ordinary Share will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our

Ordinary Share. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Share

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Share in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Share. Any capital gain or loss will be long term if the Ordinary Share have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Share, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our Company or any of our non-U.S. subsidiaries, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we or any of our non-U.S. subsidiaries may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Share, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Share even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status or the PFIC status of any of our non-U.S. subsidiaries for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Share, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Share), and (ii) any gain realized on the sale or other disposition of Ordinary Share. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Share;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Share, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Share qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Share held at the end of the taxable year over the adjusted tax basis of such Ordinary Share and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Share over the fair market value of such Ordinary Share held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Share would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Share in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Share during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Share.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of our Ordinary Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. Federal income tax purposes) who or that is for United States federal income tax purposes:

•        a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

•        a foreign corporation; or

•        an estate or trust that is not a U.S. Holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the United States federal income tax consequences of the sale or other disposition of our securities.

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the Ordinary Shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the Ordinary Shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Share and proceeds from the sale, exchange or redemption of our Ordinary Share may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We expect to enter into an underwriting agreement with Cathay Securities, Inc., as representative of the several underwriters named therein (the “Representative”), with respect to the Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Ordinary Shares as indicated below.

Name	Number of Ordinary Share
Cathay Securities, Inc.	[ ]
Total	[ ]

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are not obligated to purchase the Ordinary Shares covered by the underwriters’ over-allotment option to purchase Ordinary Shares as described below. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Representative of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our Company.

Over-Allotment Option

The Company will promptly take all steps necessary to prepare and file the Registration Statement with respect to the Ordinary Shares and any other securities of the Company to be registered as set forth herein. Such Registration Statement will include appropriate financial statements as required by the SEC. Such Registration Statement shall register the Ordinary Shares (including, at the Representative’s discretion, an over-allotment equal to 15% of the Ordinary Shares). For the purpose of covering over-allotments, the Company shall grant the Representative an option to purchase 15% of the Company’s Ordinary Shares, in whole or in part, from time to time, within 45 days from the Effective Date.

Discounts and Expenses

The underwriting discounts for the shares and the over-allotment shares are equal to seven percent (7%) of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	Without Over-allotment	Full Exercise of Over-allotment
Public offering price	$	$	$
Underwriting discounts to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to reimburse the Representative up to a maximum of US$235,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). Any expenses advancement will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). In addition, at the closing of the offering, we shall reimburse the underwriter one percent (1%) of the gross proceeds of the offering as non-accountable expenses.

Lock-Up Agreements

The Underwriting Agreement will provide, among other items, that: (i) the Company’s directors, officers and holders of more than 5% of the Company’s securities (including warrants, options, convertible securities, and Ordinary Shares of the Company) to enter into a customary “lock-up” agreement in favor of CATHAY for a period of six (6) months starting from the Effective Date, and ii) each of the Company and any successors of the Company will agree, for a period of six (6) months from the closing of the IPO, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the date of this prospectus.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Listing

Prior to this offering, there has been no public market for our Ordinary Shares. We have applied to list our Ordinary Shares on Nasdaq Capital Market under the symbol “BTFT.” There can be no assurance that we will be successful in listing our Ordinary Shares on Nasdaq Capital Market or another national exchange and if such listing is not obtained then this offering will be terminated.

Electronic Offer, Sale and Distribution of Ordinary Share

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter or selling group members, if any, or by their affiliates, and the underwriter may distribute prospectus electronically. The underwriter may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriter or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[•]
Nasdaq Capital Market Listing Fee	$	[•]
FINRA	$	[•]
Legal Fees and Expenses	$	[•]
Accounting Fees and Expenses	$	[•]
Printing and Engraving Expenses	$	[•]
Miscellaneous Expenses	$	[•]
Total Expenses	$	[•]

These expenses will be borne by us. Underwriting discounts and commissions will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

The validity of the Ordinary Shares and certain other legal matters as to United States Federal and New York State law in connection with this offering will be passed upon for us by Loeb & Loeb LLP. The underwriter is being represented by VCL Law LLP with respect to legal matters of United States federal and New York State law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels, our counsel as to Cayman Islands law. Legal matters as to Hong Kong law will be passed upon for us by Han Kun Law Offices LLP. Certain legal matters as to PRC law will be passed upon for us by AllBright Law Offices (Fuzhou).

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

None.

EXPERTS

The consolidated financial statements as of and for the years ended June 30, 2024 and 2023 as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority as experts in auditing and accounting. WWC, P.C. is headquartered at 2010 Pioneer Court, San Mateo, CA 94403.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of Beta FinTech Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Beta FinTech Holdings Limited and its subsidiaries (collectively the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2024.

San Mateo, California

December 13, 2024

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2024 AND 2023

(Amount in U.S. dollars, except for share data, or otherwise noted)

	As of June 30,
	2024	2023
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1,269,472	3,804,344
Restricted cash	7,816,206	6,088,071
Loans to customers, net	1,571,770	—
Loans to customers – related parties, net	26,900	—
Receivables from:
Customers, net	1,458	26,977
Broker-dealers and clearing organization, net	1,002,775	—
Prepaid expenses	94,112	23,909
Total current assets	11,782,693	9,943,301

Non-current assets:
Property and equipment, net	3,610	250
Intangible assets, net	96,549	40,836
Right-of-use assets, net	126,265	—
Deferred offering costs	114,071	—
Refundable deposits	269,499	436,620
Deferred tax assets	205,285	355,169
Total non-current assets	815,279	832,875
TOTAL ASSETS	12,597,972	10,776,176

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables to customers	7,763,450	6,084,185
Payables to customers – related parties	2,554	—
Payables to clearing organization	—	3,859
Accrued expenses and other payables	42,721	10,781
Contract liabilities	192,103	—
Lease liabilities – current	92,458	—
Amount due to a related party	—	1,276,112
Total current liabilities	8,093,286	7,374,937

Non-current liabilities:
Lease liabilities – non-current	35,758	—
Deferred tax liabilities	9,169	—
Total non-current liabilities	44,927	—
TOTAL LIABILITIES	8,138,213	7,374,937

COMMITMENTS AND CONTINGENCIES (Note 15)

Shareholders’ equity
Ordinary shares US$0.001 par value per share; 50,000,000 shares authorized; 16,020,000 shares issued and outstanding as of June 30, 2024 and 2023*	16,020	16,020
Additional paid-in capital	7,241,687	7,241,687
Subscription receivables	(16,020)	(16,020)
Accumulated losses	(2,770,062)	(3,814,954)
Accumulated other comprehensive loss	(11,866)	(25,494)
Total shareholders’ equity	4,459,759	3,401,239
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,597,972	10,776,176

____________

*        The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 13).

The accompanying notes are an integral part of these financial statements.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Amount in U.S. dollars, except for share data, or otherwise noted)

	For the years ended June 30,
	2024	2023
	US$	US$
Revenues
Securities brokerage commissions and handling fee	292,727	30,288
Placing services fee	1,900,020	—
Custodial and other service income	127,717	94,931
Interest income from loans to customers – third parties	27,771	—
Interest income from loans to customers – related party	145	—
Total revenues	2,348,380	125,219

Operating expenses
Selling and marketing expenses	105,822	—
Staff costs and employee benefits	697,746	589,087
Legal and professional fees	285,362	39,590
Rental expenses	65,182	—
Technology expenses	108,233	174,427
Other general and administrative expenses	107,773	63,367
Total operating expenses	1,370,118	866,471

Income (loss) from operations	978,262	(741,252)

Other income
Bank interest income	233,036	63,384
Other (expense) income, net	(6,299)	53,331
Total other income, net	226,737	116,715

Income (loss) before income tax expenses	1,204,999	(624,537)

Income tax expenses (benefit)	160,107	(110,644)

Net income (loss)	1,044,892	(513,893)

Other comprehensive income
Foreign currency translation adjustment	13,628	5,375
Total comprehensive income (loss)	1,058,520	(508,518)

Earnings (loss) per ordinary share
Basic and diluted*	0.07	(0.03)

Weighted average number of ordinary shares
Basic and diluted*	16,020,000	16,020,000

____________

*        The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 13).

The accompanying notes are an integral part of these financial statements.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Amount in U.S. dollars, except for share data, or otherwise noted)

	Ordinary shares*		Additional paid-in capital	Subscription receivables	Accumulated losses	Accumulated other comprehensive loss	Total shareholders’ equity
	Number of shares	Amount
		US$	US$	US$	US$	US$	US$
Balance as of July 1, 2022	16,020,000	16,020	7,241,687	(16,020)	(3,301,061)	(30,869)	3,909,757
Foreign currency translation adjustment	—	—	—	—	—	5,375	5,375
Net loss	—	—	—	—	(513,893)	—	(513,893)
Balance as of June 30, 2023	16,020,000	16,020	7,241,687	(16,020)	(3,814,954)	(25,494)	3,401,239
Foreign currency translation adjustment	—	—	—	—		13,628	13,628
Net income	—	—	—	—	1,044,892	—	1,044,892
Balance as of June 30, 2024	16,020,000	16,020	7,241,687	(16,020)	(2,770,062)	(11,866)	4,459,759

____________

*        The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 13).

The accompanying notes are an integral part of these financial statements.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

(Amount in U.S. dollars, except for share data, or otherwise noted)

	For the years ended June 30,
	2024	2023
	US$	US$
Cash flows from operating activities:
Net income (loss)	1,044,892	(513,893)
Adjustment to reconcile net income (loss) to cash provided by operating activities:
Depreciation	700	3,101
Amortization of intangible assets	13,571	—
Deferred tax expenses (benefit)	160,107	(110,644)
Change in operating assets and liabilities:
Loans to customers	(1,596,483)	—
Receivables from customers	25,581	65,624
Receivables from brokers-dealers and clearing organizations	(1,001,403)	—
Prepaid expenses	(70,022)	(21,165)
Refundable deposits	168,453	87,779
Payables to customers	1,657,729	(939,152)
Payables to clearing organizations	(3,868)	(5,502)
Accrued expenses and other payables	31,858	(7,657)
Contract liabilities	191,840	—
Lease liabilities	1,947	—
Cash provided by (used in) operating activities	624,902	(1,441,509)

Cash flows from investing activities
Purchase of intangible assets	(69,063)	—
Purchase of property and equipment	(4,054)	—
Cash used in investing activities	(73,117)	—

Cash flows from financing activities
Repayment to a related party	(1,278,937)	—
Repayment from a related party	—	18,692
Deferred offering costs	(113,915)	—
Cash (used in) provided by financing activities	(1,392,852)	18,692

Net change in cash, cash equivalents and restricted cash	(841,067)	(1,422,817)
Cash, cash equivalents and restricted cash at beginning of the year	9,892,415	11,299,673
Net foreign exchange differences	34,330	15,559
Cash and cash equivalents and restricted cash at the end of the year	9,085,678	9,892,415

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	1,269,472	3,804,344
Restricted cash	7,816,206	6,088,071
Total cash and cash equivalents and restricted cash	9,085,678	9,892,415

Supplemental schedule of non-cash financing activities:
Initial recognition of lease obligations related to right-of-use assets	174,998	—

The accompanying notes are an integral part of these financial statements.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Beta FinTech Holdings Limited (the “Company”) is a company incorporated in Cayman Islands with limited liability on August 20, 2024 as an investment holding company. The Company’s registered office in the Cayman Islands is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands and its principal place of business operation is situated at Flat 3326, 33/F, China Merchants Tower Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company together with its subsidiaries (collectively the “Group”) are primarily engaged in providing securities brokerage, underwriting and placing services and financial advisory service in Hong Kong.

Beta International Securities Limited was incorporated on October 19, 1990. It is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 (Dealing in Securities) regulated activities which mainly offer securities dealings and brokerage services, underwriting and placing services and other financing services; and Type 4 (Advising on Securities) regulated activities in Hong Kong which mainly offer investment advisory services to customers.

Ascent Capital Management Investment Limited is a company incorporated in British Virgin Islands with limited liability on June 7, 2024. It has no operation currently.

Beta International (USA) Corp. was incorporated by Mr. Gao Cong on October 22, 2024 on behalf of Ascent Capital as Ascent Capital’s wholly-owned subsidiary, in Delaware, United States, with authorized share capital of 1,000 shares of common stock, at par value $0.0001 per share. On December 5, 2024, pursuant to a securities subscription agreement executed between Beta US and Ascent Capital, Beta US issued 100 shares, $0.0001 par value per share, to Ascent Capital. As such, Beta US became a fully-owned subsidiary of Ascent BVI.

Details of the Company and its subsidiaries are set out in the table as follows as of the report date:

Name	Date of incorporation	Percentage of effective ownership as of June 30,		Place of incorporation	Principal activities
		2024	2023
Beta FinTech Holdings Limited	August 20, 2024	N/A	N/A	Cayman Islands	Investment holding
Ascent Capital Management Investment Limited (“Ascent Capital”)	June 7, 2024	100%	100%	British Virgin Islands	Dormant
Beta Capital International Holdings Limited (“Beta Capital”)	January 15, 2014	100%	100%	British Virgin Islands	Investment holding
Beta International Securities Limited (“Beta International”)	October 19, 1990	100%	100%	Hong Kong	Providing securities brokerage, underwriting and placing services and financial advisory service in Hong Kong
Beta International (USA) Corp. (“Beta US”)	October 22, 2024	100%	100%	Delaware	Dormant

Reorganization

In connection with its proposed initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). The Reorganization involved:

(1)    On August 20, 2024, the Company was incorporated in the Cayman Islands with limited liability with authorized share capital of US$50,000 of par value of US$1 each. On its date of incorporation, the Company allotted and issued 3,400, 3,300 and 3,300 shares to each of the entity wholly-owned by Mr. Sun Shaojie, Mr. Gao Cong and Mr. Xiang Xianxin, respectively, at an aggregate consideration of US$10,000.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(2)    On November 25, 2024, the entire ownership interest of Beta Capital was transferred from Mr. Sun Shaojie, Mr. Gao Cong and Mr. Xiang Xianxin, who owns 34%, 33% and 33% of equity interest of Beta Capital, respectively, to the Company by way of share swap in which the Company allotted and issued 2,046.8, 1,986.6 and 1,986.6 shares, respectively, to each of the entity wholly-owned by Mr. Sun Shaojie, Mr. Gao Cong and Mr. Xiang Xianxin, credited as fully paid (“Share Swap”). Upon completion of the Share Swap, Beta International has become indirectly wholly-owned subsidiaries of the Company, through Beta Capital.

(3)    On November 25, 2024, the board of directors approved a share split of 1-for-1,000 shares and the article of association of the Company was amended that (i) the number of authorized shares increased from 50,000 shares to 50,000,000 shares; and (ii) the par value of the shares decreased from US$1.0 each to US$0.001 each. The authorized share capital of the Company remained unchanged at US$50,000. As a result, there are an aggregate of 16,020,000 share have been issued and Mr. Sun Shaojie, Mr. Gao Cong and Mr. Xiang Xianxin are holding 5,446,800, 5,286,600 and 5,286,600 ordinary shares, respectively, after the share split.

(4)    On December 2, 2024, two independent individual investors acquired an aggregate 1,674,000 shares (approximately in aggregate 10.45% of the issued shares after Reorganization) from an entity wholly owned by Mr. Gao Cong.

After the Reorganization, the Company, together with its subsidiaries, are effectively controlled by the same group of shareholders, i.e. Mr. Sun Shaojie, Mr. Gao Cong and Mr. Xiang Xianxin, before (100%) and after (89.55%) the Reorganization. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholders controlled all these entities prior to and after the Reorganization. The Company has retroactively restated all ordinary shares and per share data for all the periods presented. The consolidation of the Company and its subsidiaries have been accounted for using a historical cost basis and presented assuming that the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Foreign currency translation

The Group uses United States Dollar (“US$” or “$”) as its reporting currency. The functional currency of the Company and its subsidiaries in Cayman Islands and British Virgin Islands is US$ and the Company’s subsidiary in Hong Kong is Hong Kong dollar (“HKD”), which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the statements of operations during the year in which they occur.

	As of June 30,
	2024	2023
Year-end spot rate	7.8083	7.8363
	For the years ended June 30,
	2024	2023
Average rate	7.8190	7.8373

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for expected credit losses, interest rate of lease and provision for income tax. Actual results may differ from these estimates.

Recently adopted accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The new accounting standard introduced the current expected credit losses methodology (“CECL”) for estimating allowances for credit losses. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized costs, including loans and trade receivables. ASU 2016-13 is effective for the Company, as an Emerging Growth Company (“EGC”), for annual and interim reporting periods beginning after December 15, 2022. The Company adopted the standard on July 1, 2023 using the modified retrospective method for all financial assets in scope. The adoption of the standard did not have a material impact on our consolidated statements of operations, or consolidated statements of cash flows.

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•        Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•        Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amounts of cash and cash equivalents, restricted cash, loans to customers, receivables from customers, brokers-dealers and clearing organizations, other current assets, amounts due from related parties, refundable deposits, payables to customers, accrued expenses and other payables and amount due to a related party approximate their fair values because of their generally short maturities. The carrying amount of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The details of related party transactions during the years ended June 30, 2024 and 2023 and balances as at June 30, 2024 and 2023 are set out in the Note 12.

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. The Group maintains bank accounts in Hong Kong. Management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

Restricted cash

The balance of restricted cash represents the bank balance that the Company held in trust for the benefit of its customers. The Company maintains segregated bank accounts with authorized institutions to hold customers’ monies arising from its normal course of business. The segregated customers account balance is restricted for customer transactions and governed by the Securities and Futures (Client Money) Rule under the Hong Kong Securities and Futures Ordinance. The Company has classified such segregated customers account balances as restricted cash and recognized the corresponding payables to customers under the liabilities section. Interest income from restricted cash belongs to the Company as agreed with the customers and will be transferred to the bank accounts of the Company on a monthly basis with acknowledgement from client from the bank accounts of restricted cash. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on restricted cash.

Loans to customers, net

Loans primarily include margin loans extended to customers, collateralized by customers’ securities and are carried at the amount receivable (at amortized cost) net of allowance for expected credit losses. No minimum deposit is required to open and maintain a margin account before customers commence trading of securities on a margin account. Collateral is required to be maintained at specified minimum levels, which is larger than the outstanding balance loans, at all times. The Company monitors margin levels and requires customers to provide same additional securities as collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

changes. The Company has the right to realize any securities in customers’ account at prevailing market prices in the situation of default. Loans to customers are considered to be in default if customers fail to provide additional securities as collateral or reduce margin positions to maintain required margin levels within the specified timeframe, ranging from one day to one week, following a decrease in the fair value of the collateral below the minimum required threshold, ranging from 20% to 50%. The minimum required threshold is determined by representative officer of Beta HK on a case-by-case basis, by taking into account the previous transaction records and types of securities, which are then subject to risk level, qualities and/or risk level of asset to be pledged, transaction frequency and market conditions and so on. The margin levels maintained by Beta HK comply with Beta HK’s internal risk management profile, as well as SFC regulatory requirements. For example, if a customer’s collateral is one of the Blue Chip Stocks and the customer has previous transactions with good credibility, the Company will grant a margin loan of 50% of the fair value of the collateral to the customer.

The Company applies the practical expedient based on collateral maintenance provisions under Accounting Standards Codification (ASC) 326, Financial Instruments — Credit Losses, in estimating an allowance for credit losses for collateral-dependent assets. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. The Company’s policy is to charge off any delinquent margin loans, including the accrued interest on such loans. Accrued interest charged off is recognized as credit loss expense in the consolidated statements of operations and comprehensive income (loss). Margin loans are considered delinquent when customers fail to meet margin calls and evidenced by the bankruptcy of customers. All margin calls issued related to margin loans have been met as of June 30, 2024 and 2023. Customers with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with applicable regulations. The collateral is not reflected in the consolidated financial statements. The Company is permitted to repledge any of the securities collateral. Pursuant to section 8A of the Securities and Futures (Client Securities) Rules (Cap 571H), the maximum aggregate market value of repledged securities must not exceed 140% of the value of margin loan balance at the end of a trading day. The Company is authorized to sell the securities collateral for the discharge and satisfaction of customers’ settlement obligations and liabilities. During the years ended June 30, 2024 and 2023, there is no collateral that has been repledged or sold. As of June 30, 2024 and 2023, allowance for expected credit losses was nil resulting from the assessment of credit losses for loans to customers.

Receivables from customers and broker-dealers and clearing organization, net

Receivables from customers arise from (i) the brokerage transactions of dealing with investment securities for cash customers; and (ii) financial advisory services.

Receivables from broker-dealers and clearing organizations arise from the business of dealing with investment securities. Broker-dealers will require balances to be placed with them in order to proceed the US stock trading orders requested by the customers. Receivables from clearing organization typically represent proceeds receivable on trades that have yet to settle and are usually collected within two business days after the trade date.

In evaluating the collectability of receivables balances, the Company considers specific evidence including the aging of the receivable, the customers’ payment history, its current creditworthiness, its underlying equity securities secured and current and future economic trends.

The receivables from customers, broker-dealers and clearing organizations, such as Hong Kong Exchanges and Clearing Limited (“HKEx”), are viewed as past due or delinquent based on the recent payments records. The receivables from customers are generally settled within 3 months from the date of transaction. As of June 30, 2024 and 2023, no receivables from customers and broker-dealers are past due or delinquent based on the repayment history of customers and broker-dealers. As of June 30, 2024 and 2023, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two business days after the trade dates (for both buy and sell).

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. In order to manage the collectability of receivables from customers, broker-dealers, and clearing organizations properly, the Company has adopted the following policies. First, the Company issues customer statements or payment instruction letters monthly. Second, the Company monitors aging reports and sends reminders for settlement after one month of transaction date. If payments are overdue, the Company will further perform collection process including calling customers or sending emails to customers, negotiating the settlement plans, and resolving any disputes with customers and even taking legal action against the customers which will be the last resort. The receivables will be written off after all these collection efforts have ceased in which objective evidence is available for the uncollectible typically including the bankruptcy of customers, or the insolvency of broker-dealers or clearing organizations. As of June 30, 2024 and 2023, the allowance for expected credit losses on and written off of receivables from customers, broker-dealers and clearing organizations was nil since all of the receivables were subsequently settled within two days and no indication of default from any of our customers, broker-dealers or clearing organizations.

Prepaid expenses

Prepaid expenses mainly represented the prepaid professional fee to a related party for IT technical support to the Company, selling and marketing expenses and other general and administrative expenses. The balances are classified as current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2024 and 2023, management believes that the Group’s prepaid expenses are not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to statements of operations and comprehensive income (loss) as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets consist of eligibility rights to trade on or through HKEx and the right to use a trading system acquired by the Company. Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite.

The trading right on HKEx was originally recognized at cost. Management has determined that the trading right on HKEx have indefinite useful lives due to no expiry date for the access right which will be offered to the Company as long as the Company operates continuously. These intangible assets are not amortized but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

The right to use a trading system is stated at cost less accumulated amortization and impairment losses, if any. It is amortized on a straight-line basis over the estimated useful life of three years arising from contractual rights.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to statements of operations. As of June 30, 2024 and 2023, the Company deferred US$114,071 and nil of offering costs. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds.

Refundable deposits

Refundable deposits mainly represented the rental deposits for the corporate office and deposits to clearing organizations. Deposits are classified as non-current as they are not expected to be refunded within 12 months after the reporting period. As a clearing member firm of HKEx, the Company is exposed to clearing member credit risk. HKEx requires member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to clearing organizations in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. HKEx has the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Company is required to pay such additional funds. The balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2024 and 2023, management believes that the Group’s refundable deposits are not impaired.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the years ended June 30, 2024 and 2023.

Payables to customers

Payables to customers arise from the business of dealing with investment securities. Payables to customers represent payables to the Company’s customer in relation to the securities trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to proceed the trading orders requested by its customers due on pending trades and payable on demand, as well as the bank balances held on behalf of customers for any forthcoming trades to be requested by customers.

Accrued expenses and other payables

Accrued expenses and other payables primarily include accrued professional fee, employee salaries and benefits and other accruals and payables for the operation of the ordinary course of business.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liabilities

Contract liabilities represent advances received from a client in the current year in relation to the provision of consultancy services of reorganization and industry research for intended IPO. The Company bills its customers based upon contractual schedules. Advance payments received in excess of related accounts receivable are presented as contract liabilities on the consolidated balance sheets. The contract liabilities will be recognized as revenue and credited to statement of operation upon completion of performance obligation (i.e. the successful listing of the customers) since there is no right of payment from customers before the completion of service. As of June 30, 2024, the services were under process and recognized the receipt of US$192,103 as contract liabilities.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Group are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our corporate office lease is included in operating lease right-of-use (ROU) assets, current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract. The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2024 and 2023, the Company did not have any impairment loss against its operating lease right-of-use assets.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 requires the Group to (i) identify its contracts with clients, (ii) identify its performance obligations under those contracts, (iii) determine the transaction prices of those contracts, (iv) allocate the transaction prices to its performance obligations in those contracts, and (v) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the client in an amount that reflects the consideration expected in exchange for those goods or services.

The Group has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less. The Group elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

The determination of whether revenues should be reported on a gross or net basis is based on the Group’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or services or to facilitate a sale by a third party. The nature of the promise depends on whether the Group controls the products or services prior to transferring it. When the Group controls the products or services, the promise is to provide and deliver the products or services and revenue is presented gross. When the Group does not control the products or services, the promise is to facilitate the sale and revenue is presented net. To distinguish a promise to provide products or services from a promise to facilitate the sale from a third party, the Group considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Group considers this guidance in conjunction with the terms in its arrangements with both suppliers and customers.

As a practical expedient, the Group elected to expend the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The Group does not offer any credits or discounts, rebates, price concessions or other similar privileges to customers. Due to the nature of services, the Group does not permit refund to customers.

The Company currently generates its revenue from the following main sources:

1.    Securities brokerage commissions and handling fee

The Company acts as an agent to provide securities brokerage services in trades execution on behalf of customers, who are individual customers or corporate customers (i.e. brokers), in return for securities brokerage commission income. The Company enters into a distinct contract with customers that governs the terms and conditions for securities trade execution, which may be terminated at will in written notice by either the customer or the Company without any termination penalty. The commercial substance of the contract exists when a trade order is placed by the customer through the Company as the customer would have an obligation to pay consideration for its services. Trade execution and clearing services are bundled into a single performance obligation as they are both inputs to the single promise, i.e. security trading, and are not considered separately identifiable. Securities brokerage commission is charged on a fixed commission rate ranging at 0.006% to 0.03% of the transaction amount as quoted by the Company and stipulated in the contracts for trade execution. Hence, the securities brokerage commission is considered variable consideration. The entire securities brokerage commission is allocated to a single performance obligation. Securities brokerage commission is recognized at a point in time when the trades (buy or sell of securities) are executed since the benefit of the service transfers to the customer when the Company completes the order. Commission fees are directly charged from the customer’s account when the transactions are executed by retaining the commission fees from transaction amount before transfer back the residual amount to customers.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Handling fee generated from provision of services such as dividend collection, share subscription services in relation to IPOs services that require the processing and handling of physical certificates or legal documents or accounts that have limited or no activity to individual customers or corporate customers (i.e. brokers). The Company enters into a distinct contract with customers that governs the terms and conditions for the above-mentioned services, which may be terminated at will in written notice by either the customer or the Company without a termination penalty. The commercial substance of the contract exists when services instruction is placed by the customer to the Company as the customer would have an obligation to pay consideration for its services. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by the Company on behalf of customers. When the Company receives the cash dividend distributed by the securities on behalf of customers, the net dividend after deducting the dividend collection handling fee will be deposited into the customers’ bank account. Dividend collection handling income is charged at fixed percentage of dividend collected and it is considered as variable consideration. New share subscription handling fee is recognized at the point in time when the performance obligation has been satisfied by successfully submitting IPO subscription to banks on behalf of customers. For new share subscription handling fee, the consideration is fixed with no variable consideration for every IPO subscription order. Other handling income charged for handling securities certificates is recognized at the point in time when the performance obligation has been satisfied by successfully processing or transferring of certificates from securities. There is no variable consideration but a fixed charge per instruction. The Company acts as an agent and handling income is directly charged from the customer’s account when the transactions are executed. All handling fees are non-refundable and non-cancellable after execution was performed.

2.    Placing services

The Group acts as placing agent by participating in placing exercises in IPOs or other fundraising activities in HKEX in return for placing commissions and/or fees.

The Company enters into a distinct placing agreement with its customers, generally the securities issuers for the provision of placing services. The placing services are distinct and identified as one performance obligation. The Company provides placing services by using its reasonable best efforts to procure potential subscribers and raise capital for securities issuers. The Company provides no guarantee for the successful procuring of potential investors and will not be penalized for any failed placing activities. The Company has no legal title of the securities for listing. The Company is entitled to placing commission based on fixed percentage of the gross amount of fundraising from the transaction, either IPO or other fundraising activities and is to be received in one lump sum payment at the completion of services as stipulated in the placing agreement. Hence, it is considered as variable consideration. As a result, revenue from providing placing services to customers is recognized at a point in time when the transaction and the performance obligations are completed, which is generally at the completion of an IPO, i.e., listing on HKEX, or the completion of a placement by client. In the situation of cessation of IPO or other fundraising activities by customers or failure of IPO or other fundraising activities, the Company is not entitled to receive any consideration. The contractual payment terms are typically due no more than 30 days from the completion of transaction. During the years ended June 30, 2024 and 2023, all placing services have completed and received. No other obligations or follow-up actions are required by the Company after the placing activities have been completed.

3.    Custodial and other related income

The Company provides custodial service to investment companies in return of a monthly custodial fee and services income. The Company enters a distinct contract with its customers for the provision of custodial and other services. The Company concludes that each monthly custodian and other service is distinct and meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly custodial and other services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The transaction price is variable consideration. The custodial income is charged at higher of approximately 0.2% per annum of the amount of investments under custody or at a fixed fee according to terms specified in the contract. The Company recognizes custodial income on a monthly basis when it satisfies its performance

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

obligations throughout the contract terms based on output method. The amount is not refundable and there is no right of return. There is no contract asset that the Company has the right to consider in exchange for its services that the Company has transferred to its clients. Such right is not conditional on something other than the passage of time.

4.    Interest income from loans to customers

The Company earns interest income primarily from its margin loans or IPO financing offered to customers in relation to the securities brokerage services. The Company enters into a contract with customer upon customer submission of financing application. The Company offers rolling margin loans or IPO financing to individual customers as a principal with its own funding. The transaction price is a variable consideration as interest income is charged at the prevailing interest rate over daily loan principal amount outstanding. Revenue is receivable upon passage of time and recognized over the period that the margin loans or IPO financing are outstanding. During the years ended June 30, 2024 and 2023, the effective interest rate ranges from 4.8% to 18.1% per annum. Interest income is directly charged to the customer’s account at each month end.

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the years ended June 30,
	2024	2023
	US$	US$
Securities brokerage commissions and handling fee	292,727	30,288
Placing services fee	1,900,020	—
Custodial and other service income	127,717	94,931
Interest income – third parties	27,771	—
Interest income – related party	145	—
	2,348,380	125,219

Revenue disaggregated by timing of revenue recognition for the years ended June 30, 2024 and 2023 is disclosed in the table below:

	For the years ended June 30,
	2024	2023
	US$	US$
Over time:
Custodial and other service income	127,717	94,931
Interest income	27,916	—

Point in time:
Securities brokerage commissions and handling fee	292,727	30,288
Placing services fee	1,900,020	—
	2,348,380	125,219

Other income

Interest income is mainly generated from savings and time deposits which are less than three months, and is recognized on an accrual basis using the effective interest method. Intertest income receives from banks on a monthly basis.

Government subsidies

Government subsidies are recognized as income in other income or as deferred government subsidy before conditions attached to the government subsidy are met and charged to statements of income as other income once conditions are fulfilled.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Government subsidies mainly represented government grants received pursuant to the Employment Support Scheme (“ESS”) under the Anti-epidemic fund from the Hong Kong Government to provide financial support to enterprises to retain their employees. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. There were no unfulfilled conditions nor other contingencies attached to the ESS funding. During the years ended June 30, 2024 and 2023, the Company recognized government subsidies of nil and US$12,760, respectively, as other income as no conditions unfulfilled.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and marketing expenses. The respective costs for promotion and marketing were charged to consolidated statements of operations and comprehensive income (loss) when they are incurred. During the years ended June 30, 2024 and 2023, we incurred selling and marketing expenses totaling US$105,822 and nil, respectively.

General and administrative expenses

General and administrative expenses mainly consist of employee salaries and welfares, office lease expense, office supplies and upkeep expenses, legal and professional fees, and other miscellaneous administrative expenses.

Employee Benefits Plan

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$3,837.

During the years ended June 30, 2024 and 2023, the total amount charged to the consolidated statements of operations in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were approximately US$12,535 and US$14,652, respectively.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Group’s CODM is the chief executive director. Management, including the CODM, reviews operation results by revenue, operating expenses and income from operations of different services, while revenue is the profitability measure used by the CODM in making decisions about allocating resources and assessing performances. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280, because the Company has only one team to provide services to customers. Hence, the Company’s CODM assess the Company’s performance and results of operations on a consolidated basis. The Company generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

Earnings per share

The Company computes earnings per share, or EPS, in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (such as convertible securities, options and warrants) as if they had been converted at the beginning of the years presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2024 and 2023, there were no dilutive shares.

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, loans to customers, receivables from customers, broker-dealers and clearing organization, other current assets and amount due from related parties.

The Group believes that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$102,872 if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2024 and 2023, cash balance of US$9,085,678 and US$9,892,415 as cash and cash equivalents and restricted cash was maintained at financial institutions in Hong Kong, respectively, and an aggregate of US$270,727 and US$162,646 were insured by the Hong Kong Deposit Protection Board, respectively.

The Group’s credit risk on loans to customers is limited as collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes.

The Group has designed their credit policies with an objective to minimize their exposure to credit risk. The Group’s loans to customers, receivables from customers, broker-dealers and clearing organization, other current assets and amount due from related parties are short term in nature and the associated risk is minimal. The Group conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Group periodically evaluates the creditworthiness of the existing clients in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Concentration risk

For the year ended June 30, 2024, three customers accounted for approximately 35%, 24% and 22% of the Company’s total revenue, respectively. For the year ended June 30, 2023, seven customers accounted for approximately 11%, 10%, 10%, 10%, 10%, 10% and 10% of the Company’s total revenue, respectively.

As of June 30, 2024, two customers accounted for approximately 72% and 18% of the Company’s loans to customers balance, respectively. As of June 30, 2023, there was no loans to customers.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of June 30, 2024, four customers accounted for approximately 15%, 14%, 14% and 13% of the Company’s payables to customers balance, respectively. As of June 30, 2023, four customers accounted for approximately 18%, 18%, 18% and 18% of the Company’s payables to customers balance, respectively.

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed banks deposits with maturity dates ranging from one day to one month. It also has exposure on cash flow interest rate risk which is mainly arising from its current deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash and cash equivalents and restricted cash, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As of June 30, 2024, the Company was not subject to significant liquidity risk.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in Hong Kong Dollar and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Recent accounting pronouncements

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on the financial position, results of operations, cash flows or disclosures.

In September 2022, the FASB issued ASU No. 2022-04, Liabilities — Supplier Finance Programs (Subtopic 450-50) which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about obligations outstanding at the end of

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the reporting period, including a rollforward of those obligations. The new standard does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The standard’s requirement to disclose the key terms of the programs and information about obligations outstanding is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The standard’s requirement to disclose a rollforward of obligations outstanding will be effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision mark (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity’s consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. We are currently evaluating the impact the adoption of ASU 2023-06 will have on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. We are currently evaluating the impact the adoption of ASU 2023-09 will have on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of operations and comprehensive income (loss) and cash flows.

3. LOANS TO CUSTOMERS, NET

	As of June 30,
	2024	2023
	US$	US$
Loans to customers, third parties	1,571,770	—
Loan to customers, related parties	26,900	—
	1,598,670	—
Less: allowance for expected credit losses	—	—
Loans to customers, net	1,598,670	—

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. RECEIVABLES FROM CUSTOMERS, BROKER-DEALERS AND CLEARING ORGANIZATION, NET

	As of June 30,
	2024	2023
	US$	US$
Receivables from customers	1,458	26,977
Receivables from broker-dealers	978,522	—
Receivables from clearing organization	24,253	—
	1,004,233	26,977
Less: allowance for expected credit losses	—	—
Receivables from customers, broker-dealers and clearing organization, net	1,004,233	26,977

5. PREPAID EXPENSES

	As of June 30,
	2024	2023
	US$	US$
Prepaid selling and marketing expenses	15,699	—
Prepaid IT consultancy services fee	76,841	—
Others	1,572	23,909
	94,112	23,909

6. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of June 30,
	2024	2023
	US$	US$
Furniture and fixtures	4,371	9,420
Office equipment	7,575	14,411
Computers equipment	15,692	43,612
Sub-total	27,638	67,443
Less: accumulated depreciation	(24,028)	(67,193)
Property and equipment, net	3,610	250

Depreciation expenses for the years ended June 30, 2024 and 2023 were $700 and $3,101, respectively.

7. INTANGIBLE ASSETS

	As of June 30,
	2024	2023
	US$	US$
Indefinite life:
Trading right in HKEx	40,982	40,836
Finite life:
Right to use trading system	69,157	—
Less: accumulated amortization	(13,590)	—
	55,567	—

Total intangible assets, net	96,549	40,836

Amortization expenses on intangible assets with finite life for the years ended June 30, 2024 and 2023 were US$13,571 and nil, respectively.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The Company entered into a two-year non-cancellable operating lease agreement for lease of corporate office in Hong Kong. The Company’s ROU assets and operating lease liabilities recognized in the consolidated balances sheets consist of the following:

	As of June 30,
	2024	2023
	US$	US$
Right-of-use assets
Cost	175,237	—
Less: accumulated amortization	(48,972)	—
Right-of-use assets, net	126,265	—
	As of June 30,
	2024	2023
	US$	US$
Operating lease liabilities
Current portion	92,458	—
Non-current portion	35,758	—
Total	128,216	—
	As of June 30,
	2024	2023
Operating leases:
Weighted average remaining lease term (years)	1.4	—
Weighted average discount rate	5.5%	—

During the years ended June 30, 2024 and 2023, the Company incurred lease expense of approximately $44,991 and nil, respectively.

The maturity analysis of the Company’s non-cancelable operating lease obligations as of June 30, 2024 is as follows:

Operating leases
US$
Year ending June 30, 2025	96,697
Year ending June 30, 2026	36,013
Total undiscounted lease obligations	132,710
Less: imputed interest	(4,494)
Lease liabilities recognized in the consolidated balance sheets	128,216

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. CONTRACT LIABILITIES

The Group’s contract liabilities include the advances from clients related to consultancy services on the Group’s consolidated balance sheets. These payments are non-refundable are recognized as revenue when the Group’s performance obligation is satisfied. The Group’s contract liabilities are generally recognized as revenue within one to two years.

The movement of contract liabilities was as follows:

	For the years ended June 30,
	2024	2023
	US$	US$
Balance at the beginning of the year	—	—
Advance received	191,840	—
Exchange realignment	263	—
Balance at the end of year	192,103	—

10. OTHER INCOME

	For the years ended June 30,
	2024	2023
	US$	US$
Bank interest income	233,036	63,384
Government subsidies	—	12,760
Management fee income (note)	—	68,902
Foreign exchange loss	(9,769)	(29,015)
Others	3,470	684
Total	226,737	116,715

____________

Note: Management fee income represents service fees for general corporate management received from an entity controlled by the previous shareholder, Wonderland International Financial Holdings Company.

11. INCOME TAX

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

British Virgin Islands

Ascent Capital and Beta Capital are incorporated in the BVI and are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Beta International is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HKD2 million (approximately US$255,787), and 16.5% on any part of assessable

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAX (cont.)

profits over HKD2 million (approximately US$255,787). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

For the years ended June 30, 2024 and 2023, the Group generated substantially all of its taxable income in the Hong Kong. The tax expenses recorded in the Group’s result of operations are almost entirely attributable to income earned in Hong Kong. Should the Company’s operations expand or change in the future, where the Group generates taxable income in other jurisdictions, the Group’s effective tax rates may substantially change.

Taxation in the consolidated statements of operations represents:

	For the years ended June 30,
	2024	2023
	US$	US$
Hong Kong profits tax provision for the year:
Current	—	—
Deferred	160,107	(110,644)
Total income tax expense	160,107	(110,644)

The following table reconciles the statutory rate to the Group’s effective tax rate:

	For the years ended June 30,
	2024	2023
Statutory tax rate of the Company incorporated in Cayman islands	0.0%	0.0%
Statutory tax rate of the entity incorporated in BVI	0.0%	0.0%
Hong Kong statutory income tax rate	16.5%	16.5%
Effect of temporary difference	—	(0.1)%
Effect of permanent difference	0.0%	(0.7)%
Effect of non-taxable income	(3.2)%	2.0%
Effective tax rate	13.3%	17.7%

Deferred tax

Significant components of the deferred tax assets are presented below:

	As of June 30,
	2024	2023
	US$	US$
Deferred tax assets:
Net operating loss carry forwards	205,285	355,169
Deferred tax assets	205,285	355,169
Less: valuation allowance	—	—
Total deferred tax assets, net	205,285	355,169

The Group evaluated the recoverable amounts of deferred tax assets to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The carry forward of tax losses in Hong Kong generally has no time limit.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAX (cont.)

Significant components of the deferred tax liabilities are presented below:

	As of June 30,
	2024	2023
	US$	US$
Deferred tax liabilities:
Accelerated amortization	9,169	—
Total deferred tax liabilities	9,169	—

As of June 30, 2024 and 2023, the Group had tax payables of nil, respectively.

12. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Company
Mr. Xiang Xianxin	Shareholder and director of the Company
Beta Information Services Limited	Entity controlled by shareholders of the Group
Wonderland International Financials Limited	Entity controlled by previous shareholder, Wonderland International Financial Holdings Company
Wonderland International Financial Holdings Limited	Entity controlled by previous shareholder, Wonderland International Financial Holdings Company

Related parties transactions

		For the years ended June 30,
Name	Nature	2024	2023
		US$	US$
Mr. Xiang Xianxin	Interest income from margin loans	145	—
Beta Information Services Limited	Professional fee	153,472	—
Wonderland International Financial Holdings Limited	Management fee income	—	68,902
Wonderland International Financials Limited	Other general and administrative expenses – management fee expenses	43,230	34,839

Management fee expenses represent service fees for general corporate management paid to Wonderland International Financial Holdings Limited. These corporate services were terminated on Oct 31, 2023.

Related parties balances

		As of June 30,
Name	Nature	2024	2023
		US$	US$
Mr. Xiang Xianxin	Loans to customers	26,900	—
Beta Information Services Limited	Prepaid expenses	76,841	—
Mr. Xiang Xianxin	Payables to customers	(2,554)	—
Wonderland International Financial Limited	Amount due to a related party	—	1,276,112

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Balances with related parties are unsecured and repayable on demand and non-interest bearing of which no interest income was recognized on the funds advanced except for the loans to Mr. Xiang Xianxin, director of the Company which bears an interest rate of 4.8% per annum. These balances are non-trade in nature except for the loans to customer and payable to customer. All balances will be settled by cash before listing.

Remuneration to senior management for the years ended June 30, 2024 and 2023 were:

	For the years ended June 30,
	2024	2023
	US$	US$
Salaries and other short term employee benefits	449,347	366,759
Payments to defined contribution pension schemes	4,470	5,169
	453,817	371,928

13. SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established under the laws of Cayman Islands on August 20, 2024.

The Company performed a series of share restructuring exercises mentioned in Note 1 which resulted in 16,020,000 ordinary shares issued and outstanding and this has been retroactively reflected from the beginning of the first period presented in the accompanying consolidated financial statements.

Subscription receivables

The balance represented the outstanding subscription consideration for the ordinary shares of the Company. They are recognized as deduction of equity in accordance with SAB Topic 4:E.

14. REGULATORY REQUIREMENTS

The following table summarizes the minimum regulatory capital as established by the HKSFC that the Company were required to maintain as of June 30, 2024 and 2023 and the actual amounts of capital that were maintained.

	As of June 30, 2024
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	US$	US$	US$
Beta International	384,207	2,233,521	1,849,314	581%
	As of June 30, 2023
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	US$	US$	US$
Beta International	382,834	3,788,650	3,405,816	990%

The Company’s operation subsidiary maintains a capital level greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. COMMITMENTS AND CONTINGENCIES

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and the world. The Company is currently monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread.

The Company have gradually resumed normal operations since 2023 as many of the quarantine measures within Hong Kong have been relaxed. However, if the coronavirus continues to progress, it could have a material negative impact on the Company’s results of operations and cash flows, in addition to the impact on its employees. The Company has concluded that while it is reasonably possible that the virus could have a negative impact on the results of operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Legal proceedings

From time to time, the Group is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

16. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2024, up through December 13, 2024, which is the date the Company issued the consolidated financial statements are available to be issued, unless as disclosed elsewhere and below, there was no other material subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

As set out in the Note 1 of this consolidated financial statements, the Company has gone through a series of group restructuring exercises related to the change of shareholding structure of the Company.

17. CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

The following presents condensed parent company only financial information of Beta FinTech Holdings Limited.

Condensed balance sheets

	As of June 30,
	2024	2023
	US$	US$
ASSETS
Non-current assets:
Investment in a subsidiary	32,000	32,000
Total non-current assets	32,000	32,000
TOTAL ASSETS	32,000	32,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amount due to a subsidiary	32,000	32,000
Total current liabilities	32,000	32,000
TOTAL LIABILITIES	32,000	32,000

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY (cont.)

	As of June 30,
	2024	2023
	US$	US$

COMMITMENTS AND CONTINGENCIES (Note 15)

Shareholders’ equity
Ordinary shares $0.001 par value per share; 50,000,000 shares authorized; 16,020,000 shares issued and outstanding as of June 30, 2024 and 2023*	16,020	16,020
Subscription receivables	(16,020)	(16,020)
Total shareholders’ equity	—	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	32,000	32,000

____________

*        The shares are presented on a retroactive basis to reflect the reorganization (Notes 1 and 13).

(i)     Basis of presentation

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on August 20, 2024 and as a holding company.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

The condensed parent-company-only financial statements are presented as if the incorporation of the Company and its subsidiaries had taken place on July 1, 2022 and throughout the two years ended June 30, 2024.

(ii)    Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiary of Beta FinTech Holdings Limited exceed 25% of the consolidated net assets of Beta FinTech Holdings Limited. A significant portion of the Company’s operations and revenue are conducted and generated by the Company’s wholly-owned subsidiary, Beta International, which is licensed by the SFC in Hong Kong. The ability of this operating subsidiary to pay dividends to the Company may be restricted because this SFC licensed operating subsidiary is subject to the minimum paid-up capital and liquid capital requirements imposed by the SFO to maintain its business license and due to the availability of cash balances of this operating subsidiary.

As of June 30, 2024 and 2023, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

No statements of income and comprehensive income and statements of cash flows have been presented as the Company has not established in both years.

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of Beta FinTech Holdings Limited

Results of Review of Interim Financial Statements

We have reviewed the unaudited interim condensed consolidated balance sheet of Beta FinTech Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024, and the related unaudited interim condensed consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the six-month periods ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of June 30, 2024, and the related statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated December 13, 2024, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2024, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the PCAOB, the objective of which is the expression of an opinion regarding the interim financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2024.

San Mateo, California

April 17, 2025

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2024

(Amount in U.S. dollars, except for share data, or otherwise noted)

	As of
	December 31, 2024	June 30, 2024
	US$	US$
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,906,055	1,269,472
Restricted cash	10,983,439	7,816,206
Loans to customers, net	1,556,486	1,571,770
Loans to customers – related parties, net	—	26,900
Receivables from:
Customers, net	287,521	1,458
Broker-dealers and clearing organization, net	1,353,115	1,002,775
Prepaid expenses	49,124	94,112
Amount due from shareholders	3,827	—
Total current assets	16,139,567	11,782,693

Non-current assets:
Property and equipment, net	3,220	3,610
Intangible assets, net	90,832	96,549
Right-of-use assets, net	83,262	126,265
Investment in non-marketable equity security, net	—	—
Deferred offering costs	393,374	114,071
Refundable deposits	317,729	269,499
Deferred tax assets	184,480	205,285
Total non-current assets	1,072,897	815,279
TOTAL ASSETS	17,212,464	12,597,972

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables to customers	9,072,380	7,763,450
Payables to customers – related parties	2,432	2,554
Payables to clearing organization	3,114,155	—
Accrued expenses and other payables	110,623	42,721
Contract liabilities	40,166	192,103
Lease liabilities – current	78,594	92,458
Total current liabilities	12,418,350	8,093,286

Non-current liabilities:
Lease liabilities – non-current	—	35,758
Deferred tax liabilities	8,195	9,169
Total non-current liabilities	8,195	44,927
TOTAL LIABILITIES	12,426,545	8,138,213

COMMITMENTS AND CONTINGENCIES (Note 15)

Shareholders’ equity
Ordinary shares US$0.001 par value per share; 50,000,000 shares authorized; 16,020,000 shares issued and outstanding as of December 31, 2024 and June 30, 2024*	16,020	16,020
Additional paid-in capital	7,241,687	7,241,687
Subscription receivables	(16,020)	(16,020)
Accumulated losses	(2,467,972)	(2,770,062)
Accumulated other comprehensive income (loss)	12,204	(11,866)
Total shareholders’ equity	4,785,919	4,459,759
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,212,464	12,597,972

____________

*        The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 14).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Amount in U.S. dollars, except for share data, or otherwise noted)

	For the six months ended December 31,
	2024	2023
	US$	US$
Revenues
Securities brokerage commissions and handling fee	316,991	25,456
Placing services fee	119,466	—
Underwriting service fee	412,262	—
Custodial and other service income	—	41,822
Financial advisory service income	543,469	—
Interest income from loans to customers – third parties	125,216	1,849
Interest income from loans to customers – related party	1,032	—
Total revenues	1,518,436	69,127

Operating expenses
Selling and marketing expenses	121,999	—
Staff costs and employee benefits	384,548	204,387
Legal and professional fees	596,053	19,249
Rental expenses	57,575	10,998
Technology expenses	169,625	61,844
Other general and administrative expenses	27,047	67,653
Total operating expenses	1,356,847	364,131

Profit (Loss) from operations	161,589	(295,004)

Other income
Bank interest income	129,212	81,571
Other income, net	32,094	13
Total other income, net	161,306	81,584

Profit (Loss) before income tax expenses	322,895	(213,420)

Income tax expenses (benefit)	20,805	(48,927)

Net income (loss)	302,090	(164,493)

Other comprehensive income
Foreign currency translation adjustment	24,070	8,758
Total comprehensive income (loss)	326,160	(155,735)

Earnings (loss) per ordinary share
Basic and diluted*	0.02	(0.01)

Weighted average number of ordinary shares
Basic and diluted*	16,020,000	16,020,000

____________

*        The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 14).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

(Amount in U.S. dollars, except for share data, or otherwise noted)

	Ordinary shares*		Additional paid-in capital	Subscription receivables	Accumulated losses	Accumulated other comprehensive (loss) income	Total shareholders’ equity
	Number of shares	Amount
		US$	US$	US$	US$	US$	US$
Balance as of July 1, 2023 (Audited)	16,020,000	16,020	7,241,687	(16,020)	(3,814,954)	(25,494)	3,401,239
Foreign currency translation adjustment	—	—	—	—	—	8,758	8,758
Net loss	—	—	—	—	(164,493)	—	(164,493)
Balance as of December 31, 2023 (Unaudited)	16,020,000	16,020	7,241,687	(16,020)	(3,979,447)	(16,736)	3,245,504

Balance as of July 1, 2024 (Audited)	16,020,000	16,020	7,241,687	(16,020)	(2,770,062)	(11,866)	4,459,759
Foreign currency translation adjustment	—	—	—	—	—	24,070	24,070
Net income	—	—	—	—	302,090	—	302,090
Balance as of December 31, 2024 (Unaudited)	16,020,000	16,020	7,241,687	(16,020)	(2,467,972)	12,204	4,785,919

____________

*        The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 14).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

(Amount in U.S. dollars, except for share data, or otherwise noted)

	For the six months ended December 31,
	2024	2023
	US$	US$
Cash flows from operating activities:
Net income (loss)	302,090	(164,493)
Adjustment to reconcile net loss to cash provided by operating activities:
Depreciation	407	295
Amortization of intangible assets	6,207	2,061
Deferred tax assets	20,805	(48,927)
Change in operating assets and liabilities:
Loans to customers	50,416	—
Receivables from customers	(285,348)	(7,782)
Receivables from brokers-dealers and clearing organizations	(344,244)	(43,268)
Prepaid expenses	45,368	4,513
Refundable deposits	(46,706)	155,222
Payables to customers	1,265,079	7,074,987
Payables to clearing organization	3,106,448	27,955
Accrued expenses and other payables	67,589	(10,647)
Contract liabilities	(152,463)	—
Lease liabilities	(6,611)	(248)
Cash provided by operating activities	4,029,037	6,989,668

Cash flows from investing activities
Purchase of intangible assets	—	(69,063)
Purchase of property and equipment	—	(2,637)
Cash used in investing activities	—	(71,700)

Cash flows from financing activities
Repayment to a related party	—	(1,278,952)
Advance to shareholders	(3,818)	—
Deferred offering costs	(278,991)	—
Cash used in financing activities	(282,809)	(1,278,952)

Net change in cash, cash equivalents and restricted cash	3,746,228	5,639,016
Cash, cash equivalents and restricted cash at beginning of the period	9,085,678	9,892,415
Net foreign exchange differences	57,588	37,946
Cash and cash equivalents and restricted cash at the end of the period	12,889,494	15,569,377

Reconciliation to amounts on unaudited interim condensed consolidated balance sheets:
Cash and cash equivalents	1,906,055	2,429,221
Restricted cash	10,983,439	13,140,156
Total cash and cash equivalents and restricted cash	12,889,494	15,569,377

Supplemental schedule of non-cash financing activities:
Initial recognition of lease obligations related to right-of-use assets	—	175,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Beta FinTech Holdings Limited (the “Company”) is a company incorporated in Cayman Islands with limited liability on August 20, 2024 as an investment holding company. The Company’s registered office in the Cayman Islands is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands and its principal place of business operation is situated at Flat 3326, 33/F, China Merchants Tower Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company together with its subsidiaries (collectively the “Group”) are primarily engaged in providing securities brokerage, underwriting and placing services and financial advisory service in Hong Kong.

Beta International Securities Limited was incorporated on October 19, 1990. It is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 (Dealing in Securities) regulated activities which mainly offer securities dealings and brokerage services, underwriting and placing services and other financing services; and Type 4 (Advising on Securities) regulated activities in Hong Kong which mainly offer investment advisory services to customers.

Ascent Capital Management Investment Limited is a company incorporated in British Virgin Islands with limited liability on June 7, 2024. It has no operation currently.

Beta International (USA) Corp. was incorporated by Mr. Gao Cong on October 22, 2024 on behalf of Ascent Capital as Ascent Capital’s wholly-owned subsidiary, in Delaware, United States, with authorized share capital of 1,000 shares of common stock, at par value $0.0001 per share. On December 5, 2024, pursuant to a securities subscription agreement executed between Beta US and Ascent Capital, Beta US issued 100 shares, $0.0001 par value per share, to Ascent Capital. As such, Beta US became a fully-owned subsidiary of Ascent BVI.

Details of the Company and its subsidiaries are set out in the table as follows as of the report date:

Name	Date of incorporation	Percentage of effective ownership as of		Place of incorporation	Principal activities
		December 31, 2024	June 30, 2024
Beta FinTech Holdings Limited	August 20, 2024	N/A	N/A	Cayman Islands	Investment holding
Ascent Capital Management Investment Limited (“Ascent Capital”)	June 7, 2024	100%	100%	British Virgin Islands	Dormant
Beta Capital International Holdings Limited (“Beta Capital”)	January 15, 2014	100%	100%	British Virgin Islands	Investment holding
Beta International Securities Limited (“Beta International”)	October 19, 1990	100%	100%	Hong Kong	Providing securities brokerage, underwriting and placing services and financial advisory service in Hong Kong
Beta International (USA) Corp. (“Beta US”)	October 22, 2024	100%	100%	Delaware	Dormant

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization

In connection with its proposed initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). The Reorganization involved:

(1)    On August 20, 2024, the Company was incorporated in the Cayman Islands with limited liability with authorized share capital of US$50,000 of par value of US$1 each. On its date of incorporation, the Company allotted and issued 3,400, 3,300 and 3,300 shares to each of the entity wholly-owned by Mr. Sun Shaojie, Mr. Gao Cong and Mr. Xiang Xianxin, respectively, at an aggregate consideration of US$10,000.

(2)    On November 25, 2024, the entire ownership interest of Beta Capital was transferred from Mr. Sun Shaojie, Mr. Gao Cong and Mr. Xiang Xianxin, who owns 34%, 33% and 33% of equity interest of Beta Capital, respectively, to the Company by way of share swap in which the Company allotted and issued 2,046.8, 1,986.6 and 1,986.6 shares, respectively, to each of the entity wholly-owned by Mr. Sun Shaojie, Mr. Gao Cong and Mr. Xiang Xianxin, credited as fully paid (“Share Swap”). Upon completion of the Share Swap, Beta International has become indirectly wholly-owned subsidiaries of the Company, through Beta Capital.

(3)    On November 25, 2024, the board of directors approved a share split of 1-for-1,000 shares and the article of association of the Company was amended that (i) the number of authorized shares increased from 50,000 shares to 50,000,000 shares; and (ii) the par value of the shares decreased from US$1.0 each to US$0.001 each. The authorized share capital of the Company remained unchanged at US$50,000. As a result, there are an aggregate of 16,020,000 share have been issued and Mr. Sun Shaojie, Mr. Gao Cong and Mr. Xiang Xianxin are holding 5,446,800, 5,286,600 and 5,286,600 ordinary shares, respectively, after the share split.

(4)    On December 2, 2024, two independent individual investors acquired an aggregate 1,674,000 shares (approximately in aggregate 10.45% of the issued shares after Reorganization) from an entity wholly owned by Mr. Gao Cong.

After the Reorganization, the Company, together with its subsidiaries, are effectively controlled by the same group of shareholders, i.e. Mr. Sun Shaojie, Mr. Gao Cong and Mr. Xiang Xianxin, before (100%) and after (89.55%) the Reorganization. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholders controlled all these entities prior to and after the Reorganization. The Company has retroactively restated all ordinary shares and per share data for all the periods presented. The consolidation of the Company and its subsidiaries have been accounted for using a historical cost basis and presented assuming that the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years/periods also shall be retrospectively adjusted to furnish comparative information.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission.

The interim financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the interim financial statements have been prepared on

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of December 31, 2024, and results of operations and cash flows for the six months ended December 31, 2024 and 2023. The audited consolidated balance sheet as of June 30, 2024 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These interim financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended June 30, 2024 and 2023, and related notes included in the Company’s audited consolidated financial statements.

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant inter-company balances and transactions between the Company and its subsidiaries are eliminated upon consolidation.

Foreign currency translation

The Group uses United States Dollar (“US$” or “$”) as its reporting currency. The functional currency of the Company and its subsidiaries in Cayman Islands and British Virgin Islands is US$ and the Company’s subsidiary in Hong Kong is Hong Kong dollar (“HKD”), which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the interim financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the unaudited interim condensed statements of operations during the periods in which they occur.

	As of,
	December 31, 2024	June 30, 2024
Year-end spot rate	7.7677	7.8083
	For the six months ended December 31,
	2024	2023
Average rate	7.7870	7.8189

Use of estimates

The preparation of the interim financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the interim financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s interim financial statements include allowance for expected credit losses, interest rate of lease and valuation allowance for deferred tax assets. Actual results may differ from these estimates.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently adopted accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The new accounting standard introduced the current expected credit losses methodology (“CECL”) for estimating allowances for credit losses. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized costs, including loans and trade receivables. ASU 2016-13 is effective for the Company, as an Emerging Growth Company (“EGC”), for annual and interim reporting periods beginning after December 15, 2022. The Company adopted the standard on July 1, 2023 using the modified retrospective method for all financial assets in scope. The adoption of the standard did not have a material impact on our unaudited interim condensed consolidated statements of operations, or unaudited interim condensed consolidated statements of cash flows.

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•        Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

•        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•        Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amounts of cash and cash equivalents, restricted cash, loans to customers, receivables from customers, brokers-dealers and clearing organizations, other current assets, amounts due from related parties, refundable deposits, payables to customers, payables to clearing organization, accrued expenses and other payables and amount due to a related party approximate their fair values because of their generally short maturities. The carrying amount of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The details of related party transactions during the six months ended December 31, 2024 and 2023 and balances as at December 31, 2024 and June 30, 2024 are set out in Note 13.

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. The Group maintains bank accounts in Hong Kong. Management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

Restricted cash

The balance of restricted cash represents the bank balance that the Company held in trust for the benefit of its customers. The Company maintains segregated bank accounts with authorized institutions to hold customers’ monies arising from its normal course of business. The segregated customers account balance is restricted for customer transactions and governed by the Securities and Futures (Client Money) Rule under the Hong Kong Securities and Futures Ordinance. The Company has classified such segregated customers account balances as restricted cash and recognized the corresponding payables to customers under the liabilities section. Interest income from restricted cash belongs to the Company as agreed with the customers and will be transferred to the bank accounts of the Company on a monthly basis with acknowledgement from client from the bank accounts of restricted cash. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on restricted cash.

Loans to customers, net

Loans primarily include margin loans extended to customers, collateralized by customers’ securities and are carried at the amount receivable (at amortized cost) net of allowance for expected credit losses. No minimum deposit is required to open and maintain a margin account before customers commence trading of securities on a margin account. Collateral is required to be maintained at specified minimum levels, which is larger than the outstanding balance loans, at all times. The Company monitors margin levels and requires customers to provide same additional securities as collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company has the right to realize any securities in customers’ account at prevailing market prices in the situation of default. Loans to customers are considered to be in default if customers fail to provide additional securities as collateral or reduce margin positions to maintain required margin levels within the specified timeframe, ranging from one day to one week, following a decrease in the fair value of the collateral below the minimum required threshold, ranging from 20% to 50%. The minimum required threshold is determined by representative officer of Beta HK on a case-by-case basis, by taking into account the previous transaction records and types of securities, which are then subject to risk level, qualities and/or risk level of asset to be pledged, transaction frequency and market conditions and so on. The margin levels maintained by Beta HK comply with Beta HK’s internal risk management profile, as well as SFC regulatory requirements. For example, if a customer’s collateral is one of the Blue Chip Stocks and the customer has previous transactions with good credibility, the Company will grant a margin loan of 50% of the fair value of the collateral to the customer.

The Company applies the practical expedient based on collateral maintenance provisions under Accounting Standards Codification (ASC) 326, Financial Instruments — Credit Losses, in estimating an allowance for credit losses for collateral-dependent assets. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. The Company’s policy is to charge off any delinquent margin loans, including the accrued interest on such loans. Accrued interest charged off is recognized as credit loss expense in the unaudited interim condensed consolidated statements of operations and comprehensive loss. Margin loans are considered delinquent when customers fail to meet margin calls and evidenced by the bankruptcy of customers. All margin calls issued related to margin loans have been met

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

as of December 31, 2024 and June 30, 2024. Customers with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with applicable regulations. The collateral is not reflected in the interim financial statements. The Company is permitted to repledge any of the securities collateral. Pursuant to section 8A of the Securities and Futures (Client Securities) Rules (Cap 571H), the maximum aggregate market value of repledged securities must not exceed 140% of the value of margin loan balance at the end of a trading day. The Company is authorized to sell the securities collateral for the discharge and satisfaction of customers’ settlement obligations and liabilities. During the six months ended December 31, 2024 and 2023, there is no collateral that has been repledged or sold. As of December 31, 2024 and June 30, 2024, allowance for expected credit losses was nil resulting from the assessment of credit losses for loans to customers.

Receivables from customers and broker-dealers and clearing organization, net

Receivables from customers arise from (i) the brokerage transactions of dealing with investment securities for cash customers; and (ii) financial advisory services.

Receivables from broker-dealers and clearing organizations arise from the business of dealing with investment securities. Broker-dealers will require balances to be placed with them in order to proceed the US stock trading orders requested by the customers. Receivables from clearing organization typically represent proceeds receivable on trades that have yet to settle and are usually collected within two business days after the trade date.

In evaluating the collectability of receivables balances, the Company considers specific evidence including the aging of the receivable, the customers’ payment history, its current creditworthiness, its underlying equity securities secured and current and future economic trends.

The receivables from customers, broker-dealers and clearing organizations, such as Hong Kong Exchanges and Clearing Limited (“HKEx”), are viewed as past due or delinquent based on the recent payments records. The receivables from customers are generally settled within 3 months from the date of transaction. As of December 31, 2024 and June 30, 2024, no receivables from customers and broker-dealers are past due or delinquent based on the repayment history of customers and broker-dealers. As of December 31, 2024 and June 30, 2024, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two business days after the trade dates (for both buy and sell).

The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. In order to manage the collectability of receivables from customers, broker-dealers, and clearing organizations properly, the Company has adopted the following policies. First, the Company issues customer statements or payment instruction letters monthly. Second, the Company monitors aging reports and sends reminders for settlement after one month of transaction date. If payments are overdue, the Company will further perform collection process including calling customers or sending emails to customers, negotiating the settlement plans, and resolving any disputes with customers and even taking legal action against the customers which will be the last resort. The receivables will be written off after all these collection efforts have ceased in which objective evidence is available for the uncollectible typically including the bankruptcy of customers, or the insolvency of broker-dealers or clearing organizations. As of December 31, 2024 and June 30, 2024, the allowance for expected credit losses on and written off of receivables from customers, broker-dealers and clearing organizations was nil since all of the receivables were subsequently settled within two days and no indication of default from any of our customers, broker-dealers or clearing organizations.

Investment in non-marketable equity security, net

Investment in non-marketable equity security represents the investment of HK$1.17 (approximately $0) representing 15% of equity interest in a private entity, in which the Company does not have control or significant influence over the equity interests. The investment does not have a readily determinable fair value and is stated at amortized cost, less any impairment. At each reporting period, the Company makes a qualitative and quantitative assessment considering impairment indicators to evaluate whether the investment is impaired. As of December 31, 2024, there is no operation in the investee and management believes that the Group’s investment in non-marketable equity security is not impaired.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Prepaid expenses

Prepaid expenses mainly represented the prepaid professional fee to a related party for IT technical support to the Company, selling and marketing expenses and other general and administrative expenses. The balances are classified as current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and June 30, 2024, management believes that the Group’s prepaid expenses are not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited interim condensed consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to unaudited interim condensed statements of operations and comprehensive loss as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets consist of eligibility rights to trade on or through HKEx and the right to use a trading system acquired by the Company. Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite.

The trading right on HKEx was originally recognized at cost. Management has determined that the trading right on HKEx have indefinite useful lives due to no expiry date for the access right which will be offered to the Company as long as the Company operates continuously. These intangible assets are not amortized but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

The right to use a trading system is stated at cost less accumulated amortization and impairment losses, if any. It is amortized on a straight-line basis over the estimated useful life of three years arising from contractual rights.

Deferred offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to unaudited interim condensed statements of operations. As of December 31, 2024 and June 30, 2024, the Company deferred US$393,374 and US$114,071 of offering costs. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Refundable deposits

Refundable deposits mainly represented the rental deposits for the corporate office and deposits to clearing organizations. Deposits are classified as non-current as they are not expected to be refunded within 12 months after the reporting period. As a clearing member firm of HKEx, the Company is exposed to clearing member credit risk. HKEx requires member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to clearing organizations in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. HKEx has the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Company is required to pay such additional funds. The balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and June 30, 2024, management believes that the Group’s refundable deposits are not impaired.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the six months ended December 31, 2024 and 2023.

Payables to customers and clearing organizations

Payables to customers arise from the business of dealing with investment securities. Payables to customers represent payables to the Company’s customer in relation to the securities trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to proceed the trading orders requested by its customers due on pending trades and payable on demand, as well as the bank balances held on behalf of customers for any forthcoming trades to be requested by customers. Payables to clearing organizations, such as HKEx, represent proceeds payables for securities trading per customers’ request in which the instructions for the transfer from the bank accounts of customers’ monies held in trust for the benefit of its customers to the clearing organizations were made as of December 31, 2024 but the monies were deducted from customers’ monies bank accounts within two business days after the trade date, i.e. after December 31, 2024.

Accrued expenses and other payables

Accrued expenses and other payables primarily include accrued professional fee, employee salaries and benefits and other accruals and payables for the operation of the ordinary course of business.

Contract liabilities

Contract liabilities represent advances received from a client in relation to the provision of consultancy services of reorganization and industry research for intended IPO. The Company bills its customers based upon contractual schedules. Advance payments received in excess of related accounts receivable are presented as contract liabilities on the unaudited interim condensed consolidated balance sheets. The contract liabilities will be recognized as revenue and

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

credited to unaudited interim condensed statement of operation upon completion of performance obligation (i.e. the successful listing of the customers) since there is no right of payment from customers before the completion of service. As of December 31, 2024 and June 30, 2024, the services were under process and recognized the receipt of US$40,166 and US$192,103 as contract liabilities.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the unaudited interim condensed balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Group are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our unaudited interim condensed balance sheet, our corporate office lease is included in operating lease right-of-use (ROU) assets, current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the unaudited interim condensed consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract. The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended December 31, 2024 and 2023, the Company did not have any impairment loss against its operating lease right-of-use assets.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 requires the Group to (i) identify its contracts with clients, (ii) identify its performance obligations under those contracts, (iii) determine the transaction prices of those contracts, (iv) allocate the transaction prices to its performance obligations in those contracts, and (v) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the client in an amount that reflects the consideration expected in exchange for those goods or services.

The Group has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less. The Group elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

The determination of whether revenues should be reported on a gross or net basis is based on the Group’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or services or to facilitate a sale by a third party. The nature of the promise depends on whether the Group controls the products or services prior to transferring it. When the Group controls the products or services, the promise is to provide and deliver the products or services and revenue is presented gross. When the Group does not control the products or services, the promise is to facilitate the sale and revenue is presented net. To distinguish a promise to provide products or services from a promise to facilitate the sale from a third party, the Group considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Group considers this guidance in conjunction with the terms in its arrangements with both suppliers and customers.

As a practical expedient, the Group elected to expend the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The Group does not offer any credits or discounts, rebates, price concessions or other similar privileges to customers. Due to the nature of services, the Group does not permit refund to customers.

The Company currently generates its revenue from the following main sources:

1.      Securities brokerage commissions and handling fee

The Company acts as an agent to provide securities brokerage services in trades execution on behalf of customers, who are individual customers or corporate customers (i.e. brokers), in return for securities brokerage commission income. The Company enters into a distinct contract with customers that governs the terms and conditions for securities trade execution, which may be terminated at will in written notice by either the customer or the Company without any termination penalty. The commercial substance of the contract exists when a trade order is placed by the customer through the Company as the customer would have an obligation to pay consideration for its services. Trade execution and clearing services are bundled into a single performance obligation as they are both inputs to the single promise, i.e. security trading, and are not considered separately identifiable. Securities brokerage commission is charged on a fixed commission rate ranging at 0.006% to 0.03% of the transaction amount as quoted by the Company and stipulated in the contracts for trade execution. Hence, the securities brokerage commission is considered variable consideration. The entire securities brokerage commission is allocated to a single performance obligation. Securities brokerage commission is recognized at a point in time when the trades (buy or sell of securities) are executed since the benefit of the service transfers to the customer when the Company completes the order. Commission fees are directly charged from the customer’s account when the transactions are executed by retaining the commission fees from transaction amount before transfer back the residual amount to customers.

Handling fee generated from provision of services such as dividend collection, share subscription services in relation to IPOs services that require the processing and handling of physical certificates or legal documents or accounts that have limited or no activity to individual customers or corporate customers (i.e. brokers). The Company

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

enters into a distinct contract with customers that governs the terms and conditions for the above-mentioned services, which may be terminated at will in written notice by either the customer or the Company without a termination penalty. The commercial substance of the contract exists when services instruction is placed by the customer to the Company as the customer would have an obligation to pay consideration for its services. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by the Company on behalf of customers. When the Company receives the cash dividend distributed by the securities on behalf of customers, the net dividend after deducting the dividend collection handling fee will be deposited into the customers’ bank account. Dividend collection handling income is charged at fixed percentage of dividend collected and it is considered as variable consideration. New share subscription handling fee is recognized at the point in time when the performance obligation has been satisfied by successfully submitting IPO subscription to banks on behalf of customers. For new share subscription handling fee, the consideration is fixed with no variable consideration for every IPO subscription order. Other handling income charged for handling securities certificates is recognized at the point in time when the performance obligation has been satisfied by successfully processing or transferring of certificates from securities. There is no variable consideration but a fixed charge per instruction. The Company acts as an agent and handling income is directly charged from the customer’s account when the transactions are executed. All handling fees are non-refundable and non-cancellable after execution was performed.

2.    Placing services

The Group acts as placing agent by participating in placing exercises in IPOs or other fundraising activities in HKEX in return for placing commissions and/or fees.

The Company enters into a distinct placing agreement with its customers, generally the securities issuers for the provision of placing services. The placing services are distinct and identified as one performance obligation. The Company provides placing services by using its reasonable best efforts to procure potential subscribers and raise capital for securities issuers. The Company provides no guarantee for the successful procuring of potential investors and will not be penalized for any failed placing activities. The Company has no legal title of the securities for listing. The Company is entitled to placing commission based on fixed percentage of the gross amount of fundraising from the transaction, either IPO or other fundraising activities and is to be received in one lump sum payment at the completion of services as stipulated in the placing agreement. Hence, it is considered as variable consideration. As a result, revenue from providing placing services to customers is recognized at a point in time when the transaction and the performance obligations are completed, which is generally at the completion of an IPO, i.e., listing on HKEX, or the completion of a placement by client. In the situation of cessation of IPO or other fundraising activities by customers or failure of IPO or other fundraising activities, the Company is not entitled to receive any consideration. The contractual payment terms are typically due no more than 30 days from the completion of transaction. During the six months ended December 31, 2024 and 2023, all placing services have completed and received. No other obligations or follow-up actions are required by the Company after the placing activities have been completed.

3.    Underwriting services

Beta HK acts as an underwriter for the Chinese companies who are seeking to issue the U.S. dollar-denominated municipal bonds in the capital market. Such services include soliciting potential buyers for the Chinese companies and assisting them to successfully issue the bonds in the market.

Beta HK enters into a distinct underwriting agreement with its customers, generally the private entities for issuance of bonds listed on Chongwa (Macao) Financial Asset Exchange Co., Ltd. (“MOX”) or HKEX. The underwriting services are distinct and identified as one performance obligation. The Company provides underwriting services by using its reasonable best efforts to procure potential subscribers and raise capital for bond issuers. The Company provides no guarantee for the successful procuring of potential investors and will not be penalized for any failed underwriting activities. The Company has no legal title of the bonds to be issued. The Company is entitled to underwriting commission based on fixed percentage of the gross amount of bond issue and is to be received in one lump sum payment at the completion of services as stipulated in the underwriting agreement. Hence, it is considered as variable consideration. As a result, revenue from underwriting services to customers is recognized at a point in time

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

when the transaction and the performance obligations are completed, which is generally at the completion of successful listing of bonds on MOX or HKEX. In the situation of cessation of bond issue by customers or failure of underwriting service for the fundraising activities, the Company is not entitled to receive any consideration. The contractual payment terms are typically due no more than 30 days from the completion of transaction. No other obligations or follow-up actions are required by the Company after the underwriting activities have been completed. During the six months ended December 31, 2024, Beta HK completed underwriting services for three bonds successfully listed on MOX and a total consideration of US$412,262 was received and recognized as revenue from underwriting services. During the six months ended December 31, 2023, no such services were provided.

4.    Financial advisory services

The Group acts as a general coordinator and consultant to companies seeking to list on stock exchanges in the U.S., such as NASDAQ or NYSE, and guides its clients through the entire listing process. Such services encompass a broad scope, including selecting and engaging suitable intermediaries such as the potential issuer’s securities and local counsels, auditors, lead underwriters, underwriters’ counsels, printing companies, stock transfer companies, and investor relations firms. The Group also organizes, coordinates, and supervises all intermediaries, according to the client’s listing schedule, to ensure that the listing process remains on track, and helps its clients address and resolve any issues that arise during the listing process. The Group also assists the investment bank in organizing and securing investments in the IPO. (collectively, the “financial advisory services”)

The Company enters into a distinct financial advisory agreement with its customers, generally the corporate customers pursuing listing on U.S. capital markets, for the provision of financial advisory services. The contract has either one-year period or without specified expiry date but will be terminated/ended upon the successful listing of the customers. As the advisory services involve a series of tasks which are interrelated and are not separable or distinct as the customers cannot benefit from any standalone task and those tasks are the necessary process to complete performance obligation, i.e. assist customers to be listed on the stock exchanges in the U.S.. They are not bundled or combined since every service agreement will be tailor-made based on customers’ needs. Hence, it is impractical to complete the advisory services without those series of tasks mentioned above. Group concludes that financial advisory services are accounted for as a single performance obligation. Pursuant to the agreements, the service fees are either (i) paid by one lump sum fixed fee upon the completion of performance obligation; or (ii) paid by installments with both (a) fixed portion to be paid in milestones, such as upon entering into the engagement letters, confidential submission of F-1 registration statement and public filing of F-1 registration statement, and (b) variable portion to be paid upon successful listing which is based on certain percentage of the gross proceeds obtained by the customers from the listing. The consideration is non-refundable unless unsuccessful listing by the customers due to non-controllable factors, such as change of regulations. Hence, revenue from providing financial advisory services to customers is recognized at a point in time when the transaction and the performance obligation are completed, i.e. the successful listing of the customers or expiry of contract and the termination is mutually agreed between Beta BVI and its customers. Contract liabilities will be recognized upon receipt of advance payment and transferred to revenue upon completion of performance obligation. During the six months ended December 31, 2024, US$390,905 was received in advance for the advisory services from the customers and US$350,840 was recognized as revenue from financial advisory service upon the completion of performance obligations and the remaining US$40,166 was recognized as contract liabilities as of December 31, 2024 since the services have not yet been completed at period end. While contract liabilities of US$192,103 recognized as of June 30, 2023 was transferred to revenue upon the completion of performance obligation for the six months ended December 31, 2024.

5.    Custodial and other related income

The Company provides custodial service to investment companies in return of a monthly custodial fee and services income. The Company enters a distinct contract with its customers for the provision of custodial and other services. The Company concludes that each monthly custodian and other service is distinct and meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

of services may vary. Therefore, the Company concludes that the monthly custodial and other services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The transaction price is variable consideration. The custodial income is charged at higher of approximately 0.2% per annum of the amount of investments under custody or at a fixed fee according to terms specified in the contract. The Company recognizes custodial income on a monthly basis when it satisfies its performance obligations throughout the contract terms based on output method. The amount is not refundable and there is no right of return. There is no contract asset that the Company has the right to consider in exchange for its services that the Company has transferred to its clients. Such right is not conditional on something other than the passage of time.

6.    Interest income from loans to customers

The Company earns interest income primarily from its margin loans or IPO financing offered to customers in relation to the securities brokerage services. The Company enters into a contract with customer upon customer submission of financing application. The Company offers rolling margin loans or IPO financing to individual customers as a principal with its own funding. The transaction price is a variable consideration as interest income is charged at the prevailing interest rate over daily loan principal amount outstanding. Revenue is receivable upon passage of time and recognized over the period that the margin loans or IPO financing are outstanding. During the six months ended December 31, 2024 and 2023, the effective interest rate ranges from 4.8% to 12.87% per annum. Interest income is directly charged to the customer’s account at each month end.

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the six months ended December 31,
	2024	2023
	US$	US$
Securities brokerage commissions and handling fee	316,991	25,456
Placing services fee	119,466	—
Underwriting services fee	412,262	—
Custodial and other service income	—	41,822
Financial advisory service income	543,469	—
Interest income – third parties	125,216	1,849
Interest income – related party	1,032	—
	1,518,436	69,127

Revenue disaggregated by timing of revenue recognition for the six months ended December 31, 2024 and 2023 is disclosed in the table below:

	For the six months ended December 31,
	2024	2023
	US$	US$
Over time:
Custodial and other service income	—	41,822
Interest income	126,248	1,849

Point in time:
Securities brokerage commissions and handling fee	316,991	25,456
Placing services fee	119,466	—
Underwriting services fee	412,262	—
Financial advisory service income	543,469	—
	1,518,436	69,127

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Other income

Interest income is mainly generated from savings and time deposits which are less than three months, and is recognized on an accrual basis using the effective interest method. Intertest income receives from banks on a monthly basis.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and marketing expenses. The respective costs for promotion and marketing were charged to unaudited interim condensed consolidated statements of operations and comprehensive income (loss) when they are incurred. During the six months ended December 31, 2024 and 2023, we incurred selling and marketing expenses totaling US$121,999 and nil, respectively.

General and administrative expenses

General and administrative expenses mainly consist of employee salaries and welfares, office lease expense, office supplies and upkeep expenses, legal and professional fees, and other miscellaneous administrative expenses.

Employee Benefits Plan

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$3,837.

During the six months ended December 31, 2024 and 2023, the total amount charged to the unaudited interim condensed consolidated statements of operations in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were approximately US$7,865 and US$7,106, respectively.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the period is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the interim financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Group’s CODM is the chief executive director. Management, including the CODM, reviews operation results by revenue, operating expenses and income from operations of different services, while revenue is the profitability measure used by the CODM in making decisions about allocating resources and assessing performances. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280, because the Company has only one team to provide services to customers. Hence, the Company’s CODM assess the Company’s performance and results of operations on a consolidated basis. The Company generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

Earning (Loss) per share

The Company computes earnings (loss) per share, or EPS, in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (such as convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended December 31, 2024 and 2023, there were no dilutive shares.

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, loans to customers, receivables from customers, broker-dealers and clearing organization, other current assets and amount due from related parties.

The Group believes that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$102,991 effective from October 1, 2024 if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024 and June 30, 2024, cash balance of US$12,889,494 and US$9,085,678 as cash and cash equivalents and restricted cash was maintained at financial institutions in Hong Kong, respectively, and an aggregate of US$357,396 and US$270,727 were insured by the Hong Kong Deposit Protection Board, respectively.

The Group’s credit risk on loans to customers is limited as collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes.

The Group has designed their credit policies with an objective to minimize their exposure to credit risk. The Group’s loans to customers, receivables from customers, broker-dealers and clearing organization, other current assets and amount due from related parties are short term in nature and the associated risk is minimal. The Group conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Group periodically evaluates the creditworthiness of the existing clients in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Concentration risk

For the six months ended December 31, 2024, three customers accounted for approximately 27%, 23% and 13% of the Company’s total revenue, respectively. For the six months ended December 31, 2023, no customer accounted for more than 10% of the Company’s total revenue.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of December 31, 2024, three customers accounted for approximately 35%, 18% and 15% of the Company’s loans to customers balance, respectively. As of June 30, 2024, two customers accounted for approximately 72% and 18% of the Company’s loans to customers balance, respectively.

As of December 31, 2024, two customers accounted for approximately 16% and 12% of the Company’s payables to customers balance, respectively. As of June 30, 2024, four customers accounted for approximately 15%, 14%, 14% and 13% of the Company’s payables to customers balance, respectively.

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed banks deposits with maturity dates ranging from one day to one month. It also has exposure on cash flow interest rate risk which is mainly arising from its current deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash and cash equivalents and restricted cash, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As of December 31, 2024, the Company was not subject to significant liquidity risk.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in Hong Kong Dollar and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Recent accounting pronouncements

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on the unaudited interim condensed financial position, results of operations, cash flows or disclosures.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision mark (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity’s consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. We are currently evaluating the impact the adoption of ASU 2023-06 will have on its unaudited interim condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. We are currently evaluating the impact the adoption of ASU 2023-09 will have on its unaudited interim condensed consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited interim condensed consolidated balance sheets, statements of operations and comprehensive loss and cash flows.

3. LOANS TO CUSTOMERS, NET

	As of
	December 31, 2024	June 30, 2024
	US$	US$
Loans to customers, third parties	1,556,486	1,571,770
Loan to customers, related parties	—	26,900
	1,556,486	1,598,670
Less: allowance for expected credit losses	—	—
Loans to customers, net	1,556,486	1,598,670

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. RECEIVABLES FROM CUSTOMERS, BROKER-DEALERS AND CLEARING ORGANIZATION, NET

	As of
	December 31, 2024	June 30, 2024
	US$	US$
Receivables from customers	287,521	1,458
Receivables from broker-dealers	1,353,115	978,522
Receivables from clearing organization	—	24,253
	1,640,636	1,004,233
Less: allowance for expected credit losses	—	—
Receivables from customers, broker-dealers and clearing organization, net	1,640,636	1,004,233

5. PREPAID EXPENSES

	As of
	December 31, 2024	June 30, 2024
	US$	US$
Prepaid selling and marketing expenses	15,781	15,699
Prepaid IT consultancy services fee	—	76,841
Prepaid technology expenses	22,263	—
Others	11,080	1,572
	49,124	94,112

6. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of
	December 31, 2024	June 30, 2024
	US$	US$
Furniture and fixtures	4,393	4,371
Office equipment	7,614	7,575
Computers equipment	15,774	15,692
Sub-total	27,781	27,638
Less: accumulated depreciation	(24,561)	(24,028)
Property and equipment, net	3,220	3,610

Depreciation expenses for the six months ended December 31, 2024 and 2023 were US$407 and US$295, respectively.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. INTANGIBLE ASSETS

	As of
	December 31, 2024	June 30, 2024
	US$	US$
Indefinite life:
Trading right in HKEx	41,196	40,982
Finite life:
Right to use trading system	69,519	69,157
Less: accumulated amortization	(19,883)	(13,590)
	49,636	55,567
Total intangible assets, net	90,832	96,549

Amortization expenses on intangible assets with finite life for the six months ended December 31, 2024 and 2023 were US$6,207 and US$2,061, respectively.

8. INVESTMENT IN NON-MARKETABLE EQUITY SECURITY, NET

Investment in non-marketable equity security, net represented the following:

As of
	Ownership interest	December 31, 2024		Ownership interest	June 30, 2024
Non-marketable equity security	15.0%	—	*	N/A	—
Total		—			—

Net carrying value		$—			$—

____________

*        The investment cost was less than US$1 as of December 31, 2024.

Investment in non-marketable equity security consists of an investment in limited liability private entity in which the Company’s interests are deemed minor and long-term and strategic investment in entity which is currently engaged in over-the-counter options services. These investments do not have readily determinable fair values and, therefore, are reported at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

9. RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The Company entered into a two-year non-cancellable operating lease agreement for lease of corporate office in Hong Kong. The Company’s ROU assets and operating lease liabilities recognized in the unaudited interim condensed consolidated balances sheets consist of the following:

	As of
	December 31, 2024	June 30, 2024
	US$	US$
Right-of-use assets
Cost	176,153	175,237
Less: accumulated amortization	(92,891)	(48,972)
Right-of-use assets, net	83,262	126,265

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES (cont.)

	As of
	December 31, 2024	June 30, 2024
	US$	US$
Operating lease liabilities
Current portion	78,594	92,458
Non-current portion	—	35,758
Total	78,594	128,216
	As of
	December 31, 2024	June 30, 2024
Operating leases:
Weighted average remaining lease term (years)	0.9	1.4
Weighted average discount rate	5.5%	5.5%

During the six months ended December 31, 2024 and 2023, the Company incurred lease expense of approximately US$46,277 and US$7,681, respectively.

The maturity analysis of the Company’s non-cancelable operating lease obligations as of December 31, 2024 is as follows:

Operating leases
US$
12 months ending December 31, 2025	80,385
Total undiscounted lease obligations	80,385
Less: imputed interest	(1,791)
Lease liabilities recognized in the unaudited interim condensed consolidated balance sheets	78,594

10. CONTRACT LIABILITIES

The Group’s contract liabilities include the advances from clients related to consultancy services on the Group’s unaudited interim condensed consolidated balance sheets. These payments are non-refundable are recognized as revenue when the Group’s performance obligation is satisfied. The Group’s contract liabilities are generally recognized as revenue within one to two years.

The movement of contract liabilities was as follows:

	As of
	December 31, 2024	June 30, 2024
	US$	US$
Balance at the beginning of the period/year	192,103	—
Advance received	390,905	191,840
Revenue recognized for the period	(543,469)	—
Exchange realignment	627	263
Balance at the end of period/year	40,166	192,103

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. OTHER INCOME

	For the six months ended December 31,
	2024	2023
	US$	US$
Bank interest income	129,212	81,571
Consultation service income – related party (Note 13)	27,703	—
Foreign exchange gain, net	10,530	105
Others	(6,139)	(92)
Total	161,306	81,584

12. INCOME TAX

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

British Virgin Islands

Ascent Capital and Beta Capital are incorporated in the BVI and are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Beta International is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HKD2 million (approximately US$255,787), and 16.5% on any part of assessable profits over HKD2 million (approximately US$255,787). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

For the six months ended December 31, 2024 and 2023, the Group generated substantially all of its taxable income in the Hong Kong. The tax expenses recorded in the Group’s result of operations are almost entirely attributable to income earned in Hong Kong. Should the Company’s operations expand or change in the future, where the Group generates taxable income in other jurisdictions, the Group’s effective tax rates may substantially change.

Taxation in the unaudited interim condensed consolidated statements of operations represents:

	For the six months ended December 31,
	2024	2023
	US$	US$
Hong Kong profits tax provision for the period:
Current	—	—
Deferred	20,805	(48,927)
Total income tax expenses (benefit)	20,805	(48,927)

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAX (cont.)

The following table reconciles the statutory rate to the Group’s effective tax rate:

	For the six months ended December 31,
	2024	2023
Statutory tax rate of the Company incorporated in Cayman Islands	0.0%	0.0%
Statutory tax rate of the entity incorporated in BVI	0.0%	0.0%
Hong Kong statutory income tax rate	16.5%	16.5%
Tax loss not recognized (note)	(3.6)%	(0.1)%
Effect of temporary difference	0.0%	0.2%
Effect of non-taxable income	(6.5)%	6.3%
Effective tax rate	6.4%	22.9%

____________

Note: The tax loss not recognized represented by the tax loss position of the Company and its subsidiary established in BVI which are an investment holding company and are not subject to income tax.

Deferred tax

Significant components of the deferred tax assets are presented below:

	As of
	December 31, 2024	June 30, 2024
	US$	US$
Deferred tax assets:
Net operating loss carry forwards	184,480	205,285
Deferred tax assets	184,480	205,285
Less: valuation allowance	—	—
Total deferred tax assets, net	184,480	205,285

The Group evaluated the recoverable amounts of deferred tax assets to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The carry forward of tax losses in Hong Kong generally has no time limit.

Significant components of the deferred tax liabilities are presented below:

	As of
	December 31, 2024	June 30, 2024
	US$	US$
Deferred tax liabilities:
Accelerated amortization	8,195	9,169
Total deferred tax liabilities	8,195	9,169

As of December 31, 2024 and June 30, 2024, the Group had no tax payables.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Company
Mr. Xiang Xianxin	Shareholder and director of the Company
Beta Information Services Limited	Entity controlled by shareholders of the Group
Wonderland International Financials Limited	Entity controlled by previous shareholder, Wonderland International Financial Holdings Company
Wonderland International Financial Holdings Limited	Entity controlled by previous shareholder, Wonderland International Financial Holdings Company
Beta Financial Investment Limited	15% equity interest held by the Company
Jieying International Holdings Limited	Shareholder of the Company
Real Wisdom Capital International Holdings Limited	Shareholder of the Company

Related parties transactions

		For the six months ended December 31,
Name	Nature	2024	2023
		US$	US$
Mr. Xiang Xianxin	Interest income from margin loans	1,032	—
Beta Information Services Limited	IT consultancy service expense	231,155	—
Wonderland International Financials Limited	Other general and administrative expenses – management fee expenses	—	43,230
Beta Financial Investment Limited	Other income – consultation service income	27,703	—

Management fee expenses represent service fees for general corporate management paid to Wonderland International Financial Holdings Limited. These corporate services were terminated on October 31, 2023.

Consultation service income represented the business and operational strategy provided to Beta Financial Investment Limited, which is our 15% investment, who is engaged in OTC derivatives trading. On August 1, 2024, we have entered into a service agreement with Beta Financial Investment Limited to provide business and operational strategy for the start up company for a service period of two years with annual service fee of US$102,735. We recognized as services provided pro rata to the service period which expected to be provided evenly during the two years.

Related parties balances

		As of
Name	Nature	December 31, 2024	June 30, 2024
		US$	US$
Mr. Xiang Xianxin	Loans to customers	—	26,900
Beta Information Services Limited	Prepaid expenses	—	76,841
Jieying International Holdings Limited	Due from shareholder in relation to the operating expenses paid on behalf by the Company	1,651	—
Real Wisdom Capital International Holdings Limited	Due from shareholder in relation to the operating expenses paid on behalf by the Company	2,176	—
Mr. Xiang Xianxin	Payables to customers	(2,432)	(2,554)
Beta Information Services Limited	Accrued IT consultancy service expense	(38,621)	—

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Balances with related parties are unsecured, repayable on demand and non-interest bearing of which no interest income was recognized on the funds advanced except for the loans to Mr. Xiang Xianxin, director of the Company which bears an interest rate of 4.8% per annum. These balances are non-trade in nature except for the loans to customer and payables to customer. All balances will be settled by cash before listing.

Remuneration to senior management for the six months ended December 31, 2024 and 2023 were:

	For the six months ended December 31,
	2024	2023
	US$	US$
Salaries and other short term employee benefits	250,062	68,295
Payments to defined contribution pension schemes	2,954	2,103
	253,016	70,398

14. SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established under the laws of Cayman Islands on August 20, 2024.

The Company performed a series of share restructuring exercises mentioned in Note 1 which resulted in 16,020,000 ordinary shares issued and outstanding and this has been retroactively reflected from the beginning of the first period presented in the accompanying interim financial statements.

Subscription receivables

The balance represented the outstanding subscription consideration for the ordinary shares of the Company. They are recognized as deduction of equity in accordance with SAB Topic 4:E.

15. REGULATORY REQUIREMENTS

The following table summarizes the minimum regulatory capital as established by the HKSFC that the Company were required to maintain as of December 31, 2024 and June 30, 2024 and the actual amounts of capital that were maintained.

	As of December 31, 2024
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	US$	US$	US$
Beta International	386,215	940,433	554,218	243%
	As of June 30, 2024
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	US$	US$	US$
Beta International	384,207	2,233,521	1,849,314	581%

The Company’s operation subsidiary maintains a capital level greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. COMMITMENTS AND CONTINGENCIES

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and the world. The Company is currently monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread.

The Company have gradually resumed normal operations since 2023 as many of the quarantine measures within Hong Kong have been relaxed. However, if the coronavirus continues to progress, it could have a material negative impact on the Company’s results of operations and cash flows, in addition to the impact on its employees. The Company has concluded that while it is reasonably possible that the virus could have a negative impact on the results of operations, the specific impact is not readily determinable as of the date of these interim financial statements. The interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Legal proceedings

From time to time, the Group is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited interim condensed consolidated financial statements.

17. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2024, up through April 17, 2025, which is the date the Company issued the unaudited interim condensed consolidated financial statements are available to be issued, unless as disclosed elsewhere and below, there was no other material subsequent events occurred that would require recognition or disclosure in the Group’s interim financial statements.

On January 21, 2025, the Company entered into a share subscription agreement with an independent third party. Pursuant to which, the Company issues and allots 1,980,000 new ordinary shares, representing 11% of the total issued ordinary shares, of the Company to the independent third party at a cash consideration of HK$8,800,000 (approximately US$1,130,306) resulting in total number of issued ordinary shares of 18,000,000. The new issued ordinary shares carry equal rights and rank pari passu as the existing ordinary shares.

On March 24, 2025, Beta Hengrui Capital Limited was incorporated in British Virgin Islands with limited liability with authorized share capital of US$100 of par value US$1 each by Beta Capital, a subsidiary of the Company, who holds 100% of the total issued ordinary shares of Beta Hengrui Capital Limited and it is a wholly-owned subsidiary of the Company.

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

The following presents condensed parent company only financial information of Beta FinTech Holdings Limited.

Condensed balance sheets

	As of
	December 31, 2024	June 30, 2024
	US$	US$
ASSETS
Non-current assets:
Investment in a subsidiary	38,604	32,000
Deferred offering costs	393,374	—
Total non-current assets	431,978	32,000
TOTAL ASSETS	431,978	32,000

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Amounts due to subsidiaries	405,628	32,000
Other payables	24,101	—
Payable for acquisition of a subsidiary	6,437	—
Total current liabilities	436,166	32,000
TOTAL LIABILITIES	436,166	32,000

COMMITMENTS AND CONTINGENCIES (Note 15)

Shareholders’ deficit
Ordinary shares $0.001 par value per share; 50,000,000 shares authorized; 16,020,000 shares issued and outstanding as of December 31, 2024 and June 30, 2024*	16,020	16,020
Subscription receivables	(16,020)	(16,020)
Accumulated losses	(4,188)	—
Total shareholders’ deficit	(4,188)	—
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	431,978	32,000

____________

*        The shares are presented on a retroactive basis to reflect the reorganization (Notes 1 and 14).

Condensed statement of loss

	For the six months ended December 31,
	2024	2023
	US$	US$
Revenues	—	—
Operating expenses
Legal and professional fees	4,188	—
Total operating expenses	4,188	—
Loss before income tax expenses	(4,188)	—
Income tax expenses	—	—
Net loss	(4,188)	—

BETA FINTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY (cont.)

(i)     Basis of presentation

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on August 20, 2024 and as a holding company.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying unaudited interim condensed consolidated financial statements.

The condensed parent-company-only financial statements are presented as if the incorporation of the Company and its subsidiaries had taken place on July 1, 2022 and throughout the six months ended December 31, 2024.

(ii)    Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiary of Beta FinTech Holdings Limited exceed 25% of the consolidated net assets of Beta FinTech Holdings Limited. A significant portion of the Company’s operations and revenue are conducted and generated by the Company’s wholly-owned subsidiary, Beta International, which is licensed by the SFC in Hong Kong. The ability of this operating subsidiary to pay dividends to the Company may be restricted because this SFC licensed operating subsidiary is subject to the minimum paid-up capital and liquid capital requirements imposed by the SFO to maintain its business license and due to the availability of cash balances of this operating subsidiary.

As of December 31, 2024 and June 30, 2024, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the interim financial statements, if any.

No statements of cash flows have been presented as the Company has no cash transaction for both periods.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

The shares were issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act. No underwriters were involved in these issuances of Ordinary Shares.

Name	Number of Ordinary Shares	Consideration
Jieying International Holdings Limited	1	Transfer from corporate agent
Jieying International Holdings Limited	3,399	$3,399.00
Amazing Genius International Limited	3,300	$3,300.00
Real Wisdom Capital International Holdings Limited	3,300	$3,300.00
Jieying International Holdings Limited	2,046.8	Share swap for shares of Beta BVI(1)
Amazing Genius International Limited	1,986.6	Share swap for shares of Beta BVI(2)
Real Wisdom Capital International Holdings Limited	1,986.6	Share swap for shares of Beta BVI(3)
Jieying International Holdings Limited	5,444,753.2	N/A: Stock split(4)
Amazing Genius International Limited	5,284,613.4	N/A: Stock split(5)
Real Wisdom Capital International Holdings Limited	5,284,613.4	N/A: Stock split(6)
WellCell Tech (HK) Co., Limited	1,980,000	HK$8,800,000

____________

(1)      On November 15, 2024, a share swap was conducted whereby the Company issued 2,046.8 shares to Jieying International Holdings Limited, in exchange for all of the shares of Beta BVI held by Shaojie Sun.

(2)      On November 15, 2024, a share swap was conducted whereby the Company issued 1,986.6 shares to Amazing Genius International Limited, in exchange for all of the shares of Beta BVI held by Cong Gao.

(3)      On November 15, 2024, a share swap was conducted whereby the Company issued 1,986.6 shares to Real Wisdom Capital International Holdings Limited, in exchange for all of the shares of Beta BVI held by Xianxin Xiang.

(4)      On November 25, 2024, the Company completed a 1:1,000 stock split. As a result, Jieying International Holdings Limited held 5,446,800 shares of the Company.

(5)      On November 25, 2024, the Company completed a 1:1,000 stock split. As a result, Amazing Genius International Limited held 5,286,600 shares of the Company.

(6)      On November 25, 2024, the Company completed a 1:1,000 stock split. As a result, Real Wisdom Capital International Holdings Limited held 5,286,600 shares of the Company.

The foregoing issuances were exempt from registration under the Securities Act since they were transactions not involving a public offering. No underwriters were involved in these issuances of Shares. Other than disclosed herein, we did not issue any securities in the past three years.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [        ].

Beta FinTech Holdings Limited 贝塔金融科技控股有限公司
By:
Xianxin Xiang
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Xianxin Xiang and Didi Zhang and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer	[ ], 2025
Xianxin Xiang	(Principal Executive Officer)
	Chief Financial Officer	[ ], 2025
Didi Zhang	(Principal Financial and Accounting Officer)
	Director	[ ], 2025
Shaojie Sun

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [        ].

[ ]
By:
Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description of document
1.1**	Form of Underwriting Agreement
3.1*	Memorandum of Association of the Registrant, as amended by a special resolution of the Registrant on November 25, 2024, as currently in effect
3.2*	Articles of Association of the Registrant, as amended by a special resolution of the Registrant on November 25, 2024, as currently in effect
3.3***	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (to be effective in connection with the completion of this offering)
4.1**	Specimen Ordinary Share Certificate
5.1*	Form of Opinion of Harney Westwood & Riegels, Cayman Islands counsel of the Registrant, regarding the validity of Ordinary Shares being registered
10.1*	Employment Agreement of Xianxin Xiang
10.2*	Employment Agreement of Didi Zhang
10.3*	Form of Independent Director Appointment Letter
21.1*	List of Subsidiaries of the Registrant
23.1**	Consent of WWC, P.C.
23.2*	Form of Consent of Harney Westwood & Riegels (included in Exhibits 5.1)
23.3*	Form of Consent of Loeb & Loeb LLP
23.4*	Form of Consent of Han Kun Law Offices LLP
23.5***	Form of Consent of AllBright Law Offices (Fuzhou) (included in Exhibit 99.2)
24.1**	Power of Attorney (included in signature page hereto)
99.1*	Code of Business Conduct and Ethics
99.2***	Form of Opinion of AllBright Law Offices (Fuzhou) regarding certain PRC law matters
99.3*	Form of Beta FinTech Holdings Limited 2025 Incentive Securities Plan
99.4*	Form of Director Nominee Consent of Chun Fai Fong
99.5*	Form of Director Nominee Consent of Haobing Fan
99.6*	Form of Director Nominee Consent of Christine Deschemin
99.7*	Form of Clawback Policy
99.8***	Consent of Frost & Sullivan
99.9*	Form of Audit Committee Charter
99.10*	Form of Compensation Committee Charter
99.11*	Form of Nominating and Corporate Governance Committee Charter
107**	Calculation of Registration Fee

____________

*        Submitted previously

**      To be provided by amendment

***    Submitted hereby